As filed with the Securities and Exchange Commission on October 12, 2007.

                                                    Registration No. 333-_____

===============================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    Form S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                             Tarpon Industries, Inc.
             (Exact name of registrant as specified in its charter)

Michigan                     3317                         30-0030900
(State or other             (Primary Standard Industrial  (I.R.S. Employer
jurisdiction of incorpora-  Classification Code Number)   Identification Number)
tion or organization)

                                2420 Wills Street
                           Marysville, Michigan 48040
                                 (810) 364-7421
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                James W. Bradshaw
                             Chief Executive Officer
                             Tarpon Industries, Inc.
                                2420 Wills Street
                           Marysville, Michigan 48040
                                 (810) 364-7421
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

Copies to:

   Stuart M. Sieger, Esq.                    Ralph V. DeMartino, Esq.
   Seth I. Rubin, Esq.                       F. Alec Orudjev, Esq.
   Ruskin Moscou Faltischek, P.C.            Franklin Green, Esq.
   East Tower, 15th Floor                    Cozen O'Connor, P.C.
   1425 RexCorp Plaza                        The Army Navy Club Building
   Uniondale, New York 11556                 1627 I Street, NW, Suite 1100
   (516) 663-6546                            Washington, DC 20006
   (516) 663-6746 (Fax)                      (202) 912-4800
                                             (202) 912-4830 (Fax)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

==================================================================================================================================
                                                                      Proposed Maximum      Proposed Maximum
Title of Each Class of                               Amount to be    Offering Price Per    Aggregate Offering       Amount of
Securities to be Registered                           Registered          Share(1)              Price(1)         Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
Common Shares, no par value(2)                        34,500,000          $.20                $6,900,000            $211.83

Common Shares, no par value, for resale by lead
  underwriters after exercise of warrants(3)
----------------------------------------------------------------------------------------------------------------------------------
         Total
----------------------------------------------------------------------------------------------------------------------------------

     (1) Estimated solely for the purpose of computing the registration fee, based on a bona fide estimate of the aggregate offering price pursuant to Rule 457(a), except that the fee for the Common Shares underlying the warrants is based on the exercise price of the warrants pursuant to Rule 457(g).

     (2) Includes 4,500,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.

     (3) Pursuant to Rule 416 under the Securities Act, there are also being registered such additional indeterminate number of Common Shares as may become issuable by reason of the anti-dilution provisions of the underwriters' warrants.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

===============================================================================
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
===============================================================================

                  SUBJECT TO COMPLETION, DATED OCTOBER 12, 2007

                                   PROSPECTUS

                             Tarpon Industries, Inc.

                                    ---------

                                  30,000,000 Common Shares

                             ----------------------

     This is a firm commitment public offering of 30,000,000 common shares, no par value, of Tarpon Industries, Inc. All of these shares are being offered by the Company.

     A public market currently exists for our shares, which are listed on the American Stock Exchange under the symbol "TPO."

     Investing in our common shares involves risks. See "Risk Factors" beginning on page ___ to read about risks that you should consider before purchasing our shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                            Per Share           Total
                                            ------------------  ---------------
Public offering price                       $          .20       $6,000,000
Underwriting discounts and commissions      $          .         $
Proceeds, before expenses, to us            $          .         $

     The underwriters may, for 45 days after the date of this prospectus, purchase up to an additional 4,500,000 common shares from us at the public offering price, less the underwriting discount, to cover over-allotments, if any. The shares offered by the underwriter named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions.

                            Joseph Gunnar & Co., LLC

                The date of this prospectus is _______ , 2007

                               PROSPECTUS SUMMARY

     This summary highlights some information contained elsewhere in the prospectus and does not contain all the information you should consider before making an investment decision. You should read this summary, together with the more detailed information, including our financial statements and the related notes, contained elsewhere in the prospectus. You should carefully consider, among other things, the risk factors discussed on page 8. This summary is not complete and does not contain all of the information you should consider before investing in our shares. You should read the entire prospectus carefully. Throughout this prospectus we refer to Tarpon Industries, Inc. and its subsidiaries as "Tarpon", the "Company", "we", "our" and "us".

                                  THE COMPANY

Introduction

     We manufacture and sell engineered steel storage rack systems and structural and mechanical steel tubing. Our subsidiaries are Eugene Welding Co., or "EWCO," acquired in April 2004, Steelbank, Inc., or "Steelbank," acquired in May 2004, and substantially all of the assets and business of the Haines Road facility of Bolton Steel Tube Co., Ltd., in February 2005.

     EWCO has two manufacturing facilities in Michigan, within 80 miles north of Detroit, and Steelbank has a manufacturing facility in Mississauga, Ontario, Canada, a suburb of Toronto. We have determined to sell or liquidate the Steelbank facility by October 2007.

     Our executive offices are located at 2420 Wills Street, Marysville, Michigan 48040. Our telephone number is (810) 364-7421. Our e-mail address is tarponir@tarponind.com and our web site address is http://www.tarponind.com. Information accessed on or through our web site is not part of this prospectus and should not be relied upon in making any decision to invest in our shares.

Our Business Strategy

     Our business strategy is to:

o    expand sales of our SpaceRak and steel tubing products,

o    invest in production equipment to reduce costs and increase quality, and

o acquire facilities, customers and management through strategic acquisitions of steel storage rack system and steel tube manufacturers and distributors.

Industry Overview

     The steel tubing storage rack systems and tubing industries are fragmented, with more than 100 manufacturers in the United States and Canada serving regional markets. Because of the size and weight of structural and mechanical steel tubing, costs of transportation are significant, and it is generally not cost effective to ship these products more than 800 miles from the manufacturing plant. This and customers' short lead-time requirements limit the geographic market for steel tubing manufacturers.

     Steel Storage Rack Systems

     Steel storage rack systems are generally structural steel tubing or structural beams, assembled from fabricated metal components and are welded together to form frames and beams. These standard components can be assembled to form:

o selective racks, which are typically used in public and commercial warehouse applications where the ability to select palletized materials is desired, which represent a substantial majority of our steel storage rack system sales,
o drive-in/through racks, which provide high-density storage of palletized long shelf life products, such as salt,
o push back racks, another form of high-density storage, which provides some degree of selectivity,
o cantilevered racks, which are typically used in the bulk storage of large unit items, such as lumber, plywood and drywall.
o archival storage systems, which are designed to provide high density records storage, including the legal, medical and banking industries; and

o order-picking systems, which are designed to incorporate into the rack a conveying system and multi-level mezzanine from which product can be taken off pallets and repackaged for shipment to individual store locations.

     These systems are used in the home center, retail distribution, public warehouse and commercial and industrial distribution markets. Engineering and system design services are involved in choosing the appropriate components for the system. Leading manufacturers of steel storage rack systems are members of the Rack Manufacturers Institute, which promulgates standards for, and certifies standard rack components.

     Structural and Mechanical Steel Tubing

     Structural steel tubing, also known as hollow structural sections or "HSS", is processed continuously from hot rolled steel coil, roll formed and welded in line using high frequency welding. The tubing is cut to length by an in-line traveling saw or shear. HSS is manufactured at EWCO in round, square and rectangular sections in sizes ranging from 1.5 inches square and round through 5 inches round and 4 inches square and associated rectangles and rounds to ASTM A500 Grade B and C specifications. HSS is used as structural members for buildings and structural frames and parts for equipment in a variety of applications and industries. Structural steel tubing provides a high strength-to-weight ratio, uniform strength, torsional rigidity, an aesthetic appearance, cost-effectiveness and recyclability.

     Mechanical steel tubing is typically manufactured to smaller sizes, 2 inches square and below. At EWCO mechanical tubing is produced from hot rolled pickled and oiled, cold rolled, aluminized, pre-galvanized (G-60 or G-90), and galvalume steel and galvanneal strip. These products are manufactured typically to ASTM A513 type 1 or 2 specifications. Mechanical steel tubing is manufactured from low carbon to high strength, low alloy material, for greater strength and formability. Using this type of steel allows for lighter weight products for use in automotive parts and furniture and in a variety of applications for machine and equipment parts, typically where formability, machinability and fluid conduction are required.

Significant Risks
-----------------

     Our business is subject to substantial risk. See "Risk Factors" and the other information in this prospectus for a discussion of the factors. We have not authorized anyone to give you information or to make any presentation other than those contained in this prospectus.

                                  THE OFFERING


Common shares offered by us       30,000,000 shares, not including over-
                                  allotment

Common shares presently           10,470,654 shares, not including ______ shares
outstanding                       described below(1)

Common shares to be outstanding   40,470,654 shares, not including ______ shares
immediately after this            described below(1)
offering

Use of Proceeds                   We expect to use the net proceeds of this
                                  offering, assuming the underwriters do not exercise their over-allotment option, primarily for the reduction of our debt, as follows:

                                - Repayment  of bridge  loan debt in the
                                  principal amount of $1,700,000 plus accrued interest, of approximately $______.

                                - Repayment of subordinated debt due to Laurus
                                  Master Fund, Ltd., of approximately $________.

                                - Payment of accounts payable of approximately
                                  $__________.

                                - Capital expenditure for manufacturing and
                                  finishing equipment of approximately $_______.

                                - Working capital of approximately $_______.

                                  See "Use of Proceeds." on page _____ for additional information.

American Stock Exchange Symbol     TPO

Risk Factors                      You should carefully consider the information
                                  set forth in this prospectus and, in particular, the specific factors set forth in the "Risk Factors" section beginning on page
                                  _____ of this prospectus before deciding whether or not to invest in our securities.

(1) The number of shares presently outstanding and to be outstanding immediately after the public offering do not include the following: (a) an estimated _____________ common shares issuable upon the exercise of warrants, (b) 1,000,000 common shares reserved for issuance under our 2004 Stock Option Plan, of which options to purchase an aggregate of 606,000 common shares are expected to be outstanding as of the closing of this offering, (c) ________ common shares issuable upon exercise of the warrant issuable to designees of the lead underwriters in connection with this offering, and (d) 4,500,000 common shares issuable upon exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA

     The following selected financial data as of June 30, 2007, for the six-month periods ended June 30, 2007 and for each of the three years ended December 31, 2006, 2005 and 2004 have been derived from our financial statements, which appear elsewhere in this prospectus. In the opinion of management, the interim financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such interim periods and as of such dates. You should read the selected financial data together with the financial statements and related notes to financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                          Six Months Ended
                                              June 30,                     Years Ended December 31,

                                               2007                       2006               2005                2004
                                               ----                       ----               ----                ----
                                            (Unaudited)
                                                             (In thousands, except per share data)

Statement of Operations Data:
Net Sales                                  $  27,227                      $75,331           $60,851             $63,202
Gross profit                                   1,321                        5,801             4,320               7,984
Interest expense, net                          2,152                        3,087             1,075                 968
Depreciation & Amortization                      387                          929               939                 141
Net (loss) before taxes                      (4,816)                      (9,993)           (7,411)               (868)
Net (loss)                                $  (4,816)                     $(9,993)          $(7,310)             $ (868)
Net (loss) per common share               $   (0.66)                     $ (2.09)          $ (1.74)             $(0.71)
- basic and diluted
Weighted average number of                     7,331                       4,814             4,194               1,227
common shares outstanding



                                                        June 30, 2007              December 31, 2006
                                                        -------------              -----------------
                                                         (Unaudited)
Balance Sheet Data  ($ thousands):
Cash and cash equivalents                                        $       669                  $     1,376
Working capital                                                     (11,861)                      (9,847)
Total assets                                                          18,891                       24,116
Long-term debt, net of current portion                                    60                            3
Accumulated deficit                                                 (25,530)                     (20,714)
Shareholders' deficit                                             $  (5,624)                     $(3,427)

                                  RISK FACTORS

     You should carefully consider the specific factors listed below, together with the cautionary statement under the caption "Cautionary Statement Regarding Forward Looking Statements" and the other information included in this prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In any such case, the trading price of our Common Stock could decline, and you may lose all or part of any investment in our common stock.

Risks Relating to Our Business

We have a history of losses, a lack of liquidity and current cash resources. As a result, we may not be able to continue as a going concern.

     From our inception on January 16, 2002 through June 30, 2007, we have incurred cash and non-cash aggregate net losses of approximately $25.5 million. Tarpon has funded such losses and a portion of its acquisition costs through equity investments, credit facilities and through the proceeds of its initial public offering.

     Based on our current business plans, we believe that our existing cash resources will be sufficient to fund our operating losses, capital expenditures, debt payments and working capital requirements for only the next two months. Our liquidity is not sufficient to sustain operations or to meet our debt servicing requirements beyond such time without at least a substantial portion of this financing being consummated. We cannot assure the timing or receipt of the net proceeds from this offering.

     If we are unable to generate adequate funds from operations or raise additional funds, we will not be able to repay our existing debt or fund our operations, which may cease.

Our recent banking arrangement with Laurus Master Fund may significantly limit the availability of funds for our present and future operations.

     In August 2007, we entered into a banking arrangement with Laurus Master Fund, Ltd., which until that time had been only the holder of our subordinated debt. The purpose of the banking arrangement is to provide us with working capital, i.e. liquidity to purchase inventory, pay labor and generate accounts receivable. The new banking arrangement is structured based upon a borrowing base composed of a certain percentage of our eligible accounts receivable and a certain percentage of our inventory. Under the arrangement, accounts receivable may be deemed ineligible if there is an undue concentration in one or more customers, or for reasons related to the financial strength of the account debtor, and excluded from the borrowing base. In addition, Laurus can, and has, created reserves against the borrowing base, which further diminishes the capacity we have to obtain working capital. Since we have experienced some reduction in sales and are in the process of disposing of Steelbank, the borrowing base has been shrinking. As a consequence, we are limited in the amount of working capital available to us under this arrangement. This, in turn, limits our growth since we are limited in the amount of inventory we can purchase and convert into accounts receivable. This may adversely affect our ability to maintain and grow our sales and, absent funding from another source, such as the net proceeds from the proposed public offering of our securities, or purchase order financing, may result in our company not having sufficient funds to continue to conduct its operations.

Our level of indebtedness materially affects our operations and even our survival.

     As of June 30, 2007 our total consolidated indebtedness for borrowed money, including current maturities, was approximately $13.9 million. Our level of indebtedness and the debt servicing costs associated with that indebtedness will require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes. In addition, a material default in our indebtedness could result in the failure of our business.

     Although we were in default with Laurus on the convertible term note, we were not in default with LaSalle Bank Midwest N.A., as a result of the "Waiver and Fourth Amendment to Loan Agreement and Reaffirmation of Guarantee" executed in March of 2007, which waived all existing events of default.

     Our high level of debt and debt service obligations could:

          o Limit our ability to obtain additional financing for working capital or acquisitions;

          o Reduce the amount of funds available to finance our operations, capital expenditures and activities;

          o Increase our vulnerability to economic downturns and industry conditions, including increased competition; and place us at a disadvantage when compared to our competitors.

     Covenant restrictions in our credit facilities may limit our ability to operate our business and, if we do not comply with them, may prevent us from borrowing under those facilities and may require us to seek to refinance our loans or to liquidate.

     We have recently refinanced our senior debt with Laurus Master Fund, Ltd. ("Laurus"), which also holds our convertible term note. The loan documents include significant covenants and restrictions on the credits under the facility. The credits are secured by substantially all of the assets of the Company and our subsidiaries.

     Tarpon has a convertible term note held by Laurus which is secured by certain assets of Tarpon and its subsidiaries and the equity interests of Tarpon's subsidiaries. As long as 25% of the principal amount of the note is outstanding, Tarpon is, without the prior written consent of Laurus, prevented from declaring or paying dividends, issuing or redeeming certain types of preferred stock and equity, materially altering or reorganizing the business, incurring, assuming, guaranteeing or canceling any additional indebtedness
(exclusive of certain trade debt, debt incurred to finance the purchase of equipment, financing incurred to replace debt on terms no less favorable than the debt being replaced and other debt not considered to have a material impact on the balance sheet). It also provides Laurus with a first right of refusal to provide additional financing to Tarpon or any of its subsidiaries subject to certain terms and conditions. We are in default under the convertible term note, and while we anticipate restructuring the same, there can be no assurance of such restructuring. If we are unable to restructure the convertible term note, our operations may be materially affected and we may not be able to continue as a going concern.

Our internal financial reporting procedures are not in compliance with the requirements of the Sarbanes-Oxley Act anticipated to become effective for the current fiscal year.

     Our management has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2007. Based on their evaluation, our principal executive and principal financial officer has concluded that these controls and procedures, as designed and implemented, are not operating effectively. There have been no material changes in our internal control over financial reporting identified in connection with such evaluation that occurred during our second fiscal quarter ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

     Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

     Our independent registered public accounting firm has identified a variety of material weaknesses in our internal financial reporting procedures. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weaknesses include the following:

     A. A lack of formalized accounting policies and procedures, including written procedures for monthly, quarterly and annual closing of financial books and records.

     B. A lack of common systems or a common chart of accounts and use of spreadsheets to perform consolidations, which resulted in errors.

     C. Insufficient resources or knowledge to adequately complete the process of documenting, testing, and evaluating our internal controls over financial reporting as required by the Sarbanes-Oxley Act.

     D.   Insufficient  process  to  ensure  financial   statements   adequately
          disclose   information   required  by  Generally  Accepted  Accounting
          Principles (GAAP).

     E. Account reconciliations and supporting documentation not prepared on a timely basis.

     F. Duties and control activities within the finance function have not been appropriately segregated.

     G. A lack of an adequate process to identify and ensure that non-standard journal entries are subject to an appropriate level of review.

     H. The Company's invoicing system relies on certain manual controls which may not be sufficient to minimize the risk of incorrect revenue recognition.

     I.   Insufficient process to ensure that all required SEC filings are made.

     J. A lack of communication or monitoring by management or the board of directors in relation to controls or expectations related to fraud.

     K. A lack of controls over the authorization, issuance and recording of equity transactions and an overall lack of knowledge of stock-based compensation accounting initially resulting in errors in the recording of expense, which were corrected in the audit process.

     L. Insufficient familiarity with historical accounting entries as a result of continued turnover in key positions within the accounting department.

     M.   A lack of periodic reviews over account reconciliations.

     N.   An inability to make required SEC filings in a timely manner.

     O. An inability to implement the provisions of FIN 48 by the required effective date.

     If we are unable to establish appropriate internal financial reporting controls and procedures, our reported financial information may be inaccurate and we will encounter difficulties in the audit or review of our financial statements by our independent auditors, which in turn may have material adverse effects on our ability to prepare financial statements in accordance with generally accepted accounting principles and to comply with our SEC reporting obligations.

Rising interest rates have a substantial impact on our interest expense under our working capital loans which adversely impacts our ability to make our debt payments.

     Interest under our existing and proposed working capital facilities and convertible note accrues at fluctuating rates. Rising interest rates could have a substantial impact on our interest expense and will impact our ability to make our debt payments. As of June 30, 2007, each 1% increase in prime rates would result in an approximate increase of $110,000 in our yearly interest expense under such facilities, assuming they are at the maximum permitted amounts.

If we are unable to retain our key personnel, and attract additional key personnel, our ability to operate our businesses will be adversely impacted.

     Our present and future performance depends on the continued service of our key sales, production and senior management personnel and consultants. Our key employees include James W. Bradshaw, our Chief Executive Officer and Patrick J. Hook, our President and Chief Operating Officer. The loss of the services of any of these individuals or entities could have an adverse effect on us. We are conducting a search for a replacement of our former Chief Financial Officer. We do not maintain any significant key man life insurance on any of our key personnel.

Our tube products are viewed as commodities and our rack products have commodity aspects, and both are subject to intense competition based principally on price, and we may not be able to compete effectively with companies with greater financial resources.

     Our structural and mechanical steel tubing products are commodities and our custom racking products have commodity aspects, although they include design and engineering features. As a result, we are subject to intense competition, principally based on price and secondarily based on how closely the product conforms to specifications, product availability, delivery and service. Some of our competitors are larger than we are, have larger product lines, have more diversified businesses, have well-established reputations and customer relationships and have greater financial, engineering, manufacturing, marketing, distribution and management resources than we do and are more able to engage in price competition. As a result, our inability to compete effectively against companies with greater resources may negatively impact our product sales and revenue growth.

We have a concentration of customers which could negatively impact our operations if we were to lose a significant customer.

     During 2006, our ten largest customers represented approximately 46% of our combined net revenues, including Menard, Inc., which represented approximately 15% of our combined revenues. During 2005, our ten largest customers represented approximately 55% of our combined net revenues, including Menard, Inc., which represented approximately 14% of our combined net revenues. The loss of any of these customers or any significant reduction in their business would have an adverse effect on our business, financial condition and results of operations.

Our products have limited geographic markets, which may adversely affect our ability to grow our sales.

     Because of the size and weight of structural and mechanical steel tubing and the resulting costs of transportation and price competition, it is generally not cost effective to ship these products more than 800 miles from the manufacturing plant. This and customers' short lead-time requirements limit the market for our steel tubing products and our ability to grow sales. Our racking products have a larger geographic market area, but the same is also subject to physical limits. The sale or liquidation of Steelbank will limit our overall geographic reach.

The volatile nature of steel prices has and could adversely affect our sales and operating profits.

     For the six months ended June 30, 2007 and the years ended December 31, 2005 and 2006, the cost of steel for manufacturing our products represented approximately 63%, 62% and 67%, respectively, of the Company revenues. As a result, steel prices, which are highly volatile and cyclical in nature, materially affect our business. Changes in steel prices have a significant impact on the margins of our products. While we attempt to recover any increase in steel costs by increasing the price of our products, increases in the prices of our products might not fully compensate for steel price increases and can lag behind increases in steel prices, adversely affecting our gross profit margins. Due to inventory carrying costs and general market dynamics, decreases in steel costs have historically resulted in reduction of volume and gross profit margins. Steel prices for our base steel coil declined approximately 15% over the first nine months of 2006 and increased approximately 12% over the last three months of 2006. For the first six months ended June 30, 2007, steel prices have remained relatively stable.

We are dependent on a few suppliers for a significant portion of our steel, so interruption of that supply could impair our ability to manufacture our products or require us to pay higher prices to obtain steel.

     For the six months ended June 30, 2007, we purchased approximately 19% and for the year ended December 31, 2006, we purchased approximately 17% in dollar value of our steel from four suppliers. We are currently on cash terms and also have payment plans with a number of our steel suppliers. While we believe steel is generally available from a number of suppliers, the loss of any of our present suppliers, interruption of production at one or more of these suppliers or any other disruption in the supply of steel from these suppliers could impair our ability to manufacture our products or require us to pay higher prices to obtain steel from other sources. We do not intend to maintain significant inventories of steel.

A majority of our employees are covered by collective bargaining agreements that could subject us to additional labor costs or strikes.

     As of June 30, 2007, approximately 105 EWCO employees are covered by a collective bargaining agreement with the International Brotherhood of Teamsters, which expires in October 2009 and approximately 29 Steelbank employees are covered by a collective bargaining agreement with the United Steelworkers Union, which expires in November of 2008. We believe our relations with these employees are good. However, such collective bargaining agreements could negatively impact business operations during a strike or work stoppage event. We expect the Steelbank agreement will be terminated in connection with the sale or liquidation of Steelbank.

We are dependent on third parties to transport our products, so their failure to transport our products could adversely affect our earnings, sales and geographic market.

     We use third parties for the majority of our shipping and transportation needs. If these parties fail to deliver our products in a timely fashion, including due to lack of available trucks or drivers, labor stoppages, or traffic delays at the U.S. or Canadian borders, or if there is an increase in transportation costs, including due to increased fuel costs, it would have a material adverse effect on our earnings and could reduce our sales and geographic market.

The liquidation of our Steelbank operations may leave us liable for rent payments.

     In 2006, we sold the Steelbank facility and leased the same back. Upon the liquidation of Steelbank (assuming the facility is not sold) we would remain liable for lease payments aggregating $___ per month subject to the landlord's compliance with its obligations and/or the leasing of the property to another person.

Seasonal fluctuations affect sales for our products and may adversely affect our cash flow.

     We experience seasonal fluctuations in demand for our products. Historically, the demand for our steel tubing products typically peaks during the first and second calendar quarters, while demand for our steel storage rack systems typically peaks during the third and fourth calendar quarters. The timing of these fluctuations has been dependent on the overall economy and may change as our customer and product mix change.

Equipment failures would interfere with production and increase costs and adversely affect our revenues.

     Our  manufacturing   processes  depend  on  production  mills  and  related
equipment, which are occasionally out of service as a result of mechanical failures. We may experience material plant shutdowns or periods of reduced production as a result of equipment failures. Interruptions in our production capabilities will increase production costs and reduce our sales and earnings. Furthermore, any interruption in production capability may require us to make capital expenditures to remedy the situation, which could have a negative effect on our profitability and cash flows. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, loss of energy, explosions and adverse weather conditions.

We are dependent on a small sales force for a majority of our sales, so losing any of them would adversely affect our business.

     We currently have an internal sales force of approximately six persons. Our sales force accounted for a substantial majority of the Company's sales for the year ended December 31, 2006. Therefore, the loss of any of our sales employees may have an adverse effect on our business, financial condition and results of operations.

We are dependent on our distributors for a significant portion of our SpaceRak(R) sales, so their failure to sell our products adequately would adversely affect our business.

     We depend on our distributors for a significant portion of our sales of SpaceRak(R) products. If our distributors fail to market, promote and sell our products adequately, our business, financial condition and results of operations would be adversely affected.

Purchasers of our products may assert product liability claims against us, which may adversely affect our financial condition.

     Actual or claimed defects in our products could give rise to product liability claims against us. We might be sued because of injury or death, property damage, loss of production or suspension of operations resulting from actual or claimed defects in our products. Regardless of whether we are ultimately determined to be liable, we might incur significant legal expenses not covered by insurance. In addition, products liability litigation could damage our reputation and impair our ability to market our products. Litigation could also impair our ability to retain products liability insurance or make our insurance more expensive. We have product liability insurance with a liability limit of $5,000,000 for U.S. operations and $4,722,000 for Canadian operations. We could incur product liability claims in excess of our insurance coverage or that are subject to substantial deductibles, or we may incur uninsured product liability costs. If we are subject to an uninsured or inadequately insured products liability claim based on our products, our business, financial condition and results of operations would be adversely affected.

Environmental,  health and safety laws  regulating the operation of our business
could   increase  the  costs  of  producing   our  products  and  expose  us  to
environmental claims.

     Our business is subject to numerous U.S. and Canadian local, state, provincial and federal laws and regulations concerning environmental, health and safety matters, including those relating to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of hazardous materials. Violations of such laws and regulations could lead to substantial fines and penalties. Also, there are risks of substantial costs and liabilities relating to the investigation and remediation of past or present contamination, at current or former properties used or owned by us and at third-party disposal sites, regardless of fault or the legality of the original activities that led to such contamination. Moreover, future developments, such as changes in laws and regulations, more stringent enforcement or interpretation of laws and regulations, and claims for property damage or personal injury would cause us to incur substantial losses or expenditures. Although we believe we are in substantial compliance with all applicable laws and regulations, such laws, regulations, enforcement proceedings or private claims might have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Common Stock

Our Common Stock may be delisted by the American Stock Exchange, which would adversely affect the price of our common stock.

     The American Stock Exchange advised us in September 2006 of a potential delisting due to the lack of a total of three independent directors and a deterioration in our financial condition. We have since appointed a third independent director and were given until mid January 2007 to improve our financial condition through equity financings and a restructuring of our convertible note debt. That date was subsequently extended to September 30, 2007, and has not been formally extended beyond such date. We may not achieve the necessary benchmarks by such date and will then have to request an extension from AMEX, which it could grant, if at all, in its sole discretion. If we fail to meet the benchmarks by the deadline, it is expected that AMEX will seek a delisting of our Common Stock. Although we may request a hearing before an independent AMEX panel to request an extension if we fail to meet the deadline for compliance, there are no guarantees that such an extension will be granted. If we became delisted, trading of our Common Stock could be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the NASD's Electronic Bulletin Board, and there can be no assurance our common stock will be quoted on such systems. In such case, an investor would likely find it more difficult to dispose of our securities or to obtain accurate market quotations for them. If our Common Stock were delisted from the American Stock Exchange, they may become subject to Rule 15g9, under the Securities Exchange Act of 1934, which imposes sales practice requirements on broker-dealers that sell "penny stock" securities to persons other than established customers and accredited investors. Application of this rule could adversely affect the ability, willingness or both of broker-dealers to sell our securities.

The market price of our Common Stock has fluctuated significantly and there is presently not a significant trading market for the Common Stock.

     The market price of our Common Stock has been volatile and has been trading at historical low prices. There is currently not a significant trading market for the Common Stock on the American Stock Exchange, and holders of our Common Stock might find it difficult to sell their Common Stock. Also, changes in our business, our results of operations, our financial condition, our industry, the economy, stock markets in general and trading in our stock in particular could cause the market price of our shares to fluctuate substantially.

The market price of the Common Stock may be depressed by shares eligible for future sale, shares reserved for future issuance upon the exercise of options and warrants and registration rights we have granted.

     Future sales of substantial amounts of Common Stock in the public market or the perception that such sales may occur could adversely affect the market price of the Common Stock. As of September 1, 2007, there are 10,470,654 shares of Common Stock outstanding. Warrants and optional convertible note shares to purchase an aggregate of 5,349,231 shares of Common Stock were then outstanding and options to purchase a total of 606,000 shares of Common Stock were then granted under our option plan. Our outstanding Common Stock and the Common Stock underlying these warrants, convertible securities and options are either now eligible for sale under Rule 144 or will be eligible beginning at varying times in the future. In connection with the private placement we have completed, we expect to register for resale a total of 5,600,000 shares sold under the Securities Act of 1933, as amended, and related warrant shares, as well as warrant shares and shares issuable on conversion of convertible securities related to prior financings, the amount of which is not presently fixed, and which together could total in excess of 10,000,000 shares. All of the above represents a significant overhang on the trading market for our Common Stock and may serve to depress the trading price of our Common Stock.

The provisions of our Articles of Incorporation, Bylaws and corporate law have anti-takeover effects.

     Some provisions in our articles of incorporation and bylaws could delay or prevent a change in control of the Company, even if that change might be beneficial to our shareholders. Our restated articles of incorporation and bylaws contain provisions that might make acquiring control of us difficult, including provisions limiting rights to call special meetings of shareholders and regulating the ability of our shareholders to nominate directors for election at annual meetings of our shareholders. In addition, our board of directors has the authority, without further approval of our shareholders, to issue preferred shares having such rights, preferences and privileges as the board of directors may determine. Any such issuance of preferred shares could, under some circumstances, have the effect of delaying or preventing a change in control of the Company and might adversely affect the rights of holders of Common Stock.

     In addition, we are subject to Michigan statutes regulating business combinations, takeovers and control share acquisitions, which might also hinder or delay a change in control of the Company. Anti-takeover provisions in our restated articles of incorporation and bylaws, anti-takeover provisions that could be included in the preferred shares when issued and the Michigan statutes regulating business combinations, takeovers and control share acquisitions can depress the market price of our securities and can limit the shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids, even if such events could be viewed as beneficial by our shareholders.

     Our directors serve staggered three-year terms, and directors may be removed only for cause. Our restated articles of incorporation also set the minimum number of directors constituting the entire Board at three and the maximum at fifteen, and they require approval of holders of 90% of our voting shares to amend these provisions. These provisions could have an anti-takeover effect by making it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise or by removing incumbent directors. These provisions could delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interests, including those attempts that might result in a premium over the market price for the Common Stock held by our shareholders. See "Description of Securities."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus are forward-looking statements. Forward-looking statements include statements relating to our performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Business" sections of this prospectus. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission and in written materials, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of us or our officers, including statements preceded by, followed by or including forward-looking terminology such as "may," "will," "should," "believe," "expect," "anticipate," "plan," "intend," "propose," "estimate," "continue," "predict" or similar expressions, with respect to various matters. Our actual results are likely to differ materially from those projected in the forward-looking statements due to numerous factors, particularly those discussed in "Risk Factors" beginning on page ___. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not undertake to update any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

                                 USE OF PROCEEDS

     We  estimate  that the net  proceeds  to us of this  offering,  assuming an public offering price of $_____ per common share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us (other than approximately $_____ of such expenses already paid by us), will be $_____, or $______if the underwriter exercises its over-allotment option in full.

     We currently intend to use our net proceeds as follows:

Use of Proceeds                   We expect to use the net proceeds of this
                                  offering, assuming the underwriters do not exercise their over-allotment option, for:

                                  Repayment  of bridge  loan debt in the
                                  principal amount of $1,700,000 plus accrued interest, of approximately $______.

                                  Repayment of subordinated debt due to Laurus
                                  Master Fund, Ltd., of approximately $________.

                                  Payment of accounts payable of approximately
                                  $__________.

                                  Capital expenditure for manufacturing and finishing equipment of approximately $_______.

                                  Working capital of approximately $_______.

                                  See "Use of Proceeds." on page _____.

     The amounts and timing of our expenditures will depend on numerous factors, including the results of our sales, marketing activities, competition and the amount of cash generated or used by our operations. Pending the uses described above, we intend to invest the net proceeds in certificates of deposit, short-term obligations of the United States government or other money-market instruments that are rated investment grade or its equivalent. We currently estimate that the proceeds of this offering will be sufficient to enable us to meet our working capital requirements for a minimum of ___ months, depending on the rate of our expansion and our ability to achieve break-even operations. Pending the application of such proceeds, we intend to invest the net proceeds of sales of common shares in this offering in short-term, United States government, interest-bearing investments.

Market For Common Equity And Related Shareholder Matters

     Our common shares have traded on the American Stock Exchange under the trading symbol "TPO" since February 14, 2005. There was no public trading market for our common shares before February 14, 2005.

     The outstanding shares of Common Stock are held by approximately 65 shareholders of record as of August 17, 2007.

     The following table sets forth, for the period indicated, the high and low closing prices for our common shares as reported by the American Stock Exchange from February 14, 2005 to August 17, 2007.

                                                  High                  Low
                                                ------------- ------- ----------
Fiscal Year Ending December 31, 2007

First Quarter                                 $    1.15         $       0.67
Second Quarter                                $    0.85         $       0.40
Third Quarter                                 $    0.21         $       0.20



                                                  High                  Low
                                                ------------- ------- ----------
Fiscal Year Ended December 31, 2006

First Quarter                               $     3.25          $       2.05
Second Quarter                              $     2.96          $       1.24
Third Quarter                               $     2.35          $       1.10
Fourth Quarter                              $     1.29          $       0.75


                                                  High                  Low
                                                ------------- ------- ----------
Fiscal Year Ended December 31, 2005

First Quarter (from 2/14/05 to 3/31/05)     $     5.99          $       4.61
Second Quarter                              $     5.65          $       3.30
Third Quarter                               $     5.20          $       3.19
Fourth Quarter                              $     4.35          $       2.15


     The Company has paid no dividends on its Common Stock for the last two years. The Company's lender restricts the payment of dividends on the Company's Common Stock. The Company does not expect to pay dividends on Common Stock in the future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2007. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes to Financial Statements included elsewhere in this prospectus.



                                                      June 30, 2007
                                                       (unaudited)
                                            (In thousands, except share data)
                                     As Reported                        Proforma
Short-Term Debt:               $           13,803,465           $

Long-Term Debt:                                     -

Shareholders' Equity:
Common shares, authorized
  30,000,000 shares of no par
  value; issued and
  outstanding, 8,730,654 as
  of  June 30, 2007  (______
  shares, pro forma)                       19,275,288
Additional paid-in capital --
  options and warrants
Foreign currency translation                  629,976
Retained earnings
  (accumulated deficit)         (          25,529,679  )         (             )
                                 ----------------------          ---------------

  Shareholders' equity
    (deficit)                   (           5,624,415  )         (             )
                                 ----------------------          ---------------

   Total capitalization        $            8,179,050           $
                                 ----------------------          ---------------
                                 ----------------------          ---------------

     In addition to the shares issuable under this offering, the proforma includes 1,740,000 shares issued in July, 2007 in completion of the bridge loan discussed in Note 14 - Subsequent events in the "Notes to the Consolidated Financial Statements".

     The table above assumes that no stock options or warrants outstanding as of June 30, 2007 or granted after that date are exercised. In addition to the common shares to be outstanding after this offering, we may issue a total of _____ additional common shares consisting of (a) an estimated ______ common shares issuable upon the exercise of warrants, (b) 1,000,000 common shares reserved for issuance under our 2004 Stock Option Plan, of which options to purchase an aggregate of 606,000 common shares are expected to be outstanding as of the closing of this offering, (c) _______ common shares issuable upon exercise of the warrant issuable to designees of the lead underwriters in connection with this offering, and (d) ______ common shares issuable upon exercise of the underwriters' over-allotment option.

                                    DILUTION

     Our net tangible book value (deficit) as of June 30, 2007, was ($0.64) per common share, based on 8,730,654 common shares deemed outstanding. Net tangible book value (deficit) per share represents the amount of our total tangible assets, other than the assumed net proceeds of this offering, less total liabilities, divided by the number of common shares deemed outstanding. Pro forma net tangible book value (deficit) has been calculated.

     After giving effect to the sale of the _______ common shares offered in this prospectus at an assumed initial public offering price of $_____ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2007 would be $_____, or $____ per share, based on _______ common shares deemed outstanding. This represents an immediate increase in such net tangible book value of $____ per share to existing shareholders and an immediate dilution of $____ per share to new investors purchasing common shares in this offering.


Assumed public offering price                               _____
  per share                                                $
  Pro tangible book value per
    share at June 30, 2007                                 $_____
  Increase in net tangible book
    value per share attributable
    to new investors                                       $_____

Pro forma net tangible book
  value per share after giving
  effect to this offering
                                                           $_____

Dilution per share to new
  investors                                                $_____

     The table set forth above does not include the exercise of any then outstanding options and warrants, except for the options to be issued at the effective date of this offering. As of June 30, 2007, we had outstanding options and warrants to purchase an aggregate of ______ common shares at a weighted average exercise price of $___ per share. We have also reserved up to an additional 394,000 common shares for issuance upon exercise of options which have not yet been granted under our stock option plan.

     To the extent outstanding options or warrants are exercised, there will be dilution of ownership to new investors. In that event, dilution will depend on how much the market price of the common shares exceeds the exercise price.

                                 DIVIDEND POLICY

     We have never paid cash dividends on our common shares and do not expect to pay such dividends in the foreseeable future. We currently intend to retain any future earnings for use in our business. Any future payment of dividends will be in the sole discretion of our Board. Credit agreements with our subsidiaries prohibit the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                             SELECTED FINANCIAL DATA

     The  following  selected  financial  data for the Company as of and for the three years ended December 31, 2006, have been derived from our audited financial statements, which appear elsewhere in this prospectus together with the reports of Rehmann Robson, our current Independent Registered Public Accounting Firm and Grant Thornton LLP, our former Independent Registered Public Accounting Firm, whose report on our financial statements includes an explanatory paragraph relating to an uncertainty concerning our ability to continue as a going concern.

     The following selected financial data for the Company as of June 30, 2007 and 2006 and for the six-month periods then ended have been derived from our unaudited financial statements, appearing elsewhere in this prospectus, but in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods and as of such dates. The results of operations for the six months ended June 30, 2007 and 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or thereafter.

     You should read the selected financial data together with the financial statements and notes to financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                     Six Months Ended June 30,                         Years Ended December 31,
                                      2007                2006                2006               2005                2004
                                      ----                ----                ----               ----                ----
                                            (Unaudited)
                                                             (In thousands, except per share data)

Statement of
Operations Data:
Net Sales                                $  27,227         $   38,535           $   75,331        $   60,851          $   37,622
Gross profit                                 1,321              2,764                5,801             4,320               3,676
Interest expense, net                        2,152              2,612                3,087             1,075               1,237
Depreciation & Amortization                    387                505                  929               939                 141
Net income (loss) before                   (4,816)            (8,544)              (9,993)           (7,411)             (2,065)
taxes
Net income (loss)                       $  (4,816)           $(8,544)          $   (9,993)       $   (7,310)         $   (1,995)
Net income (loss) per common              $ (0.66)          $  (1.84)          $    (2.08)       $    (1.74)         $    (1.63)
share - basic and diluted
Weighted average number of                   7,331              4,656                4,814             4,194               1,227
common shares outstanding


                                                             December 31,
                                 June 30,2007             2006          2005
                                 ------------             ----          ----
                                  (Unaudited)
                                                (In thousands)
    Balance Sheet Data:
    Cash & Equivalents             $       669      $     1,376    $    7,317
    Working Capital                   (11,861)          (9,848)      (11,083)
    Total Assets                        18,891           24,116        39,006
    Accumulated Deficit               (25,530)         (20,714)      (10,721)
    Shareholder's equity              $(5,624)         $(3,427)    $    5,195

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


     The following discussions contain forward-looking statements that involve numerous risks and Uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of these risks and uncertainties, including those set forth in this report under "Forward-Looking Statements" and under "Risk Factors." You should read the following discussion in conjunction with "Selected Financial Data" and our consolidated financial statements and notes appearing elsewhere in this prospectus.

Overview

     We were incorporated in January 2002. We acquired EWCO and Steelbank in 2004. Steelbank then acquired Haines Road in February 2005. Our information for the six months ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005, and 2004 reflects the acquisitions for the period of time we owned them. In February 2005, we completed an initial public offering for our common shares.

     Since our inception, we have had continuing losses, aggregating approximately $25.5 million. We have funded such losses and a portion of our acquisition costs through equity investments, loans and the proceeds of our initial public offering. Our total consolidated indebtedness for borrowed money, including current maturities, was approximately $13.9 million as of June 30, 2007. Our level of indebtedness and the debt servicing costs associated with that indebtedness will require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes.

     For the year ended December 31, 2006, our auditors have issued an opinion with a "going concern" qualification. Their qualification is based upon the losses that we have incurred since inception and concerns about our ability to have sufficient liquidity to continue operations for the next 12 months. If we are unable to reduce or eliminate continued losses, our financial resources may not be adequate to satisfy our operating and capital requirements for the next 12 months. In addition, if we are unable to raise additional capital, our financial resources may not be adequate to satisfy our operating and capital requirements for the next 12 months. Our failure to generate sufficient revenues, achieve our business objectives or raise additional funds, could have a material adverse effect on our results of operations, cash flows and financial position, including our ability to continue as a going concern. This situation is more fully discussed under the heading Liquidity and Capital Resources.

     Despite our history of losses and related issues, our steel storage rack business has experienced significant growth in the last twelve months. We plan to concentrate our efforts on expanding this area of our business, which is in a highly fragmented industry. We see steel storage racks as engineered, non-commodity products with good margins, and we believe we can be a competitive participant in the markets for these products.

Summary of Recent Operations

     On a consolidated basis, we generated revenues of approximately $27.2 million for the six months ended June 30, 2007, as compared with $38.5 million for the six months ended June 30, 2006, a decrease of approximately 29.4%. The decrease in revenue of $11.3 million was primarily attributable to the continued weakness in the tubing market and the loss of a significant business contract.

     Our operations for the first six months of 2007 reflected a net loss before taxes of approximately $4.8 million as compared with a net loss before taxes of approximately $8.5 million in 2006. The 2006 loss includes a non-cash write-down of $4.3 million in the carrying value of our Steelbank acquisition.

     The financial results for 2007 compared to 2006 were disappointing, in that our emphasis on reduced manufacturing costs and improved pricing controls resulted in a profit at EWCO's SpaceRak division, while our tubing business at EWCO and Steelbank failed to show such improvements, due primarily to market and competitive factors. Steelbank has experienced declining sales and operating losses. For 2006 and the first 6 months of 2007, Steelbank had operating losses of approximately $5,590,000 as contrasted with EWCO/Spacerak, the Company's other operations, which had approximately $1,700,000 of operating profits for such period.

     We currently seek to minimize the potential adverse impact of commodity price risks of our steel inventory by minimizing the amount of steel inventory we carry. We might not be able to raise our prices, as we expect competitive factors in our industry to result in more moderate gross profit margins. We cannot quantify the impact of these factors on future profitability. Major price fluctuations are characteristic of our industry and typically lead to dramatic changes in results of operations, including losses if price reductions are severe.

     We believe that maintaining and growing future profitability will depend on increasing our sales tonnage and reducing our manufacturing costs, together with buying steel as cost effectively as possible. However, we may not be able to do some or all of these things.

Results of Operations

Tarpon Industries, Inc.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Net Revenues

     Listed in the tables below are the net revenues and tonnage shipped for the six months ended June 30, 2007 and 2006:


                                 2007              2006                   Change
                                   $                $                $               %
                             --------------    -------------    -------------    ----------
                                                (dollars in thousands)
EWCO Tubular...........   $          4,840  $        11,933  $       (7,093)       (59.4%)
EWCO SpaceRak(R).......             14,386           15,356            (970)        (6.3%)
Steelbank..............              8,001           11,246          (3,245)       (28.9%)
                             --------------    -------------    -------------
Total..................   $         27,227  $        38,535  $      (11,308)       (29.3%)
                             ==============    =============    =============

                                 2007              2006                   Change
                                 Tons              Tons             Tons             %
                             --------------    -------------    -------------    ---------
EWCO Tubular...........              6,189           15,318          (9,129)       (59.6%)
EWCO SpaceRak(R).......              9,881           11,281          (1,400)       (12.4%)
Steelbank .............              7,864           10,605          (2,741)       (25.9%)
                             --------------    -------------    -------------
Total..................             23,934           37,204         (13,270)       (35.7%)
                             ==============    =============    =============

     Net revenue for the first six months of 2007 decreased approximately 29.3% over the same period in 2006 from $38.5 million to $27.2 million, driven by a decrease in the volume on a tonnage basis of 35.7%.

     EWCO Tubular volume on a tonnage basis decreased by approximately 59.6% in the first six months of 2007 compared to the first six months of 2006. Net revenues of $4.8 million in the first six months of 2007 were 59.4% lower than in 2006. The decline resulted from continued softening of the tubing market during the six-month period. Revenue on a per ton basis increased by 0.4% from $779 in the first six months of 2006 to $782 in the first six months of 2007.

     EWCO's SpaceRak engineered racking tonnage volumes declined approximately 12.4% in the first six months of 2007 compared to the first six months of 2006. Revenue on a per ton basis increased by 7.0% to $1,456 in the first six months of 2007 from $1,361 in the first six months of 2006, due primarily to tighter pricing controls. Net revenues of $14.4 million in the first six months of 2007 declined by a 6.3% compared to the first six months of 2006 sales of $15.4 million due primarily to a reduction in major project business.

     Steelbank Tubular had net revenues of $8.0 million for the first six months of 2007. Net revenues decreased significantly from 2006 levels of $11.2 million as a result of continued softening of the tubing market and the loss of FENCEMaster business.

Cost of Goods Sold and Gross Profit

     Gross profit for the six months ended June 30, 2007 of $1.3 million decreased by $1.4 million, or 52.2%, compared to the six months ended June 30, 2006. Gross margins decreased to 4.9% from 7.2% for the corresponding periods due to the declining market for tubing, which resulted in lower sales and unabsorbed manufacturing overhead. Steel prices were fairly stable in the first six months of 2007 and thus did not impact the change in margins.

     Gross margins at EWCO's SpaceRak division increased from 7.4% for the first six months ended June 30, 2006, to 9.7% in the first six months ended June 30, 2007, due to continued improvements in pricing and operating efficiencies.

Selling, General and Administrative Expense

     Selling, general and administrative costs, excluding impairment, decreased from $5.0 million, or 13.1% of net revenue, during the first six months of 2006 to $3.8 million, or 13.9% of net revenue during the first six months of 2007. The decrease was primarily attributable to a $228,000 reduction in audit and other professional fees, a $905,000 reduction in salaries and benefits, reflecting the reduction in office staff, a $87,000 reduction in bad debt expense, a $62,000 reduction in depreciation, as well as other cost cutting efforts begun in 2006.

Impairment

     In the first six months of 2006, the Company recognized a $4.3 million impairment charge, as previously discussed. There was no impairment charge for the first six months of 2007.

Other Income and Expense

     Other income and expense changed from an income of $669,000 for the six months ended June 30, 2006 to an expense of $213,000 for the six months ended June 30, 2007. The increased expense is primarily attributable to increased finance costs of $223,000 associated with the bridge loan financing that was paid off at the closing of equity financing, completed in March 2007, loss on extinguishment of debt of $130,000 and a $645,000 change from a gain from derivatives to a loss, offset by an reduction in miscellaneous expense of $28,000 and foreign exchange gains of $88,000.

Income Taxes

     Tarpon has not recognized potential U.S. or Canadian federal tax benefits from its net losses because of the uncertainty regarding its ability to realize future tax benefits of its net operating loss carryforwards. The potential loss carryforward at June 30, 2007 is approximately $21.9 million. If the Company achieves profitability, the net operating loss carryforwards may be available to offset future income taxes.

     The Company did not complete its assessment of the impact of FIN 48 and, therefore, did not adjust retained earnings for the cumulative effects, if any, of applying this interpretation. Such adjustment was expected by the Company to be immaterial.

Net Loss

     Net loss decreased $3.7 million to $4.8 million for the six months ended June 30, 2007, versus $8.5 million for the six months ended June 30, 2006 for the reasons described above.


Results of Operations

Tarpon Industries, Inc.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues

     In 2006 and 2005, our net revenues and shipments were (including Haines Road since the February 2005 date of acquisition):


                                     2006             2005                   Change
                                       $                $               $              %
                                 --------------    ------------    ------------    -----------
                                                    (dollars in thousands)
EWCO Tubular................  $         19,637  $       20,178  $        (541)          (2.7)
EWCO SpaceRak(R)............            34,189          22,851          11,338           49.6
Steelbank...................            21,505          17,822           3,683           20.7
                                 --------------    ------------    ------------
Total                         $         75,331  $       60,851  $       14,480           23.8
                                 ==============    ============    ============

                                     2006             2005                   Change
                                     Tons             Tons            Tons             %
                                 --------------    ------------    ------------    ----------
EWCO Tubular................            24,614          26,625         (2,011)          (7.6)
EWCO SpaceRak(R)............            24,028          17,223           6,805           39.5
Steelbank (1)...............            19,715          15,736           3,979           25.3
                                 --------------    ------------    ------------
Total                                   68,357          59,584           8,773           14.7
                                 ==============    ============    ============


(1) Steelbank did not maintain a record of shipped prior to the 2005 Haines road acquisition

     The increase in our net revenues of $14.4 million for 2006 was primarily due to growth of EWCO's SpaceRak division, as well as the full year revenue related to our acquisition of the Haines Road operations in February 2005 (which was then combined with Steelbank).

Cost of Goods Sold and the Related Gross Profit

     In 2006 and 2005 our cost of goods sold and the related gross margin (including Haines Road since the February 2005 date of acquisition) were:


                                             2006                       2005                    Cost Change
                                     ----------------------    -----------------------     ----------------------
                                      COGS $          GM%          COGS $        GM%         $            %
                                      ------          ---          ------        ---      -------      ---------
                                                            (dollars in thousands)
EWCO Tubular.................   $        18,569        5.4   $      19,287         4.4  $     (718)        (3.7)
EWCO SpaceRak (R)............            30,754       10.0          21,513         5.9        9,241         43.0
Steelbank....................            20,207        6.0          15,731        11.7        4,476         28.5
                                   -------------               ------------                ---------
Total                           $        69,530        7.6  $       56,531         7.1  $    12,999         23.0
                                   =============               ============                =========

     Gross profit was $5.8 million and $4.3 million for the twelve month periods ended December 31, 2006 and 2005, respectively. The increase in gross profit dollars in 2006 compared with 2005 was primarily due to reduced manufacturing costs and improved pricing controls at EWCO's SpaceRak division, which permitted us to better manage our margins. Overall gross margins increased to 7.7% for 2006 versus 7.1% for 2005 for the reasons noted above.

Operating Expenses

Selling General and Administration Expense

     In 2006 and 2005, our operating expenses (including Haines Road since the February 2005 date of acquisition) were:


                                                  2006                         2005                    Cost Change
                                         ------------------------     ------------------------    -----------------------
                                              $         Sales %          $          Sales %           $            %
                                          ----------  ------------    --------    ------------    ---------    ----------
                                                                    (dollars in thousands)
Tarpon (unconsolidated)...............  $     4,745          N/A   $    3,823             N/A  $       922          24.1
EWCO..................................        3,027          5.6        3,018             6.9            9           0.2
Steelbank ............................        1,519          7.1        2,852            16.0      (1,333)        (46.7)
                                           ---------                  --------                    ---------
Total                                   $     9,291         12.3   $    9,693            15.9  $     (402)         (4.2)
                                           =========                  ========                    =========

     Selling, general and administrative expenses ("SG&A") decreased for the year ended December 31, 2006 to $9.3 million from $9.7 million in 2005. SG&A expenses as a percent of sales were 12.3% in 2006 compared to 15.9% in 2005, due primarily to an increase in sales. The bad debt write-off of FENCEMaster of $925,000 in the third quarter of 2005 was the most significant year over year change. Excluding this change, SG&A expenses showed increases in audit, legal and consulting Fees of $419,000 and insurance of $104,000.

Impairment

                     2006                  2005             Cost Change
             -----------------    ---------------------  ------------------
               $       Sales %       $          Sales %  $             %
             ------- ---------    ---------    --------  -------    -------
                                (dollars in thousands)
Steelbank... $4,326       5.7        $1,894       3.1    $2,432       128.4

     Steelbank incurred impairment in 2006 and 2005. Goodwill and intangibles related to the Steelbank (2004) and the Haines Road (2005) acquisitions were determined to be impaired based upon an evaluation of those assets conducted in Q2 2006 in accordance with provisions of SFAS 142. This resulted in an impairment charge of $3,576,000 in 2006 and $1,894,000 in 2005 (see Note 5 "Goodwill and Intangible Assets"). Additionally, the company incurred an impairment charge in Q2 2006 of $750,000 related to reduced value of the Haines Road real property located in Mississauga, Ontario as a result of environmental conditions.

Other Income and Expense

     Other income and expense resulted in income for 2006 of $1,095,000 compared with income of $897,000 in 2005, with increases in Gain on Derivatives of $738,000 associated with the convertibility option associated with the Laurus Senior Convertible Term Note and increases in Miscellaneous Income of $212,000, offset by Finance Costs of $158,000, as well as a decrease in Foreign Exchange Gain of $595,000.

Interest Expense

     Net interest expense increased to $3.1 million in 2006 from $1.0 million in 2005. Approximately $1.9 million of the 2006 total was incurred by the Tarpon entity, with $595,000 of interest on borrowings under the Laurus Senior Convertible Note, $1.0 million representing amortization of financing costs under the Laurus note and $338,000 of default interest associated with the fourth quarter of 2006. Interest expense under EWCO's line of credit and term note borrowings were $544,000 compared with $490,000 in 2005 due to interest rates that averaged approximately 200 basis points higher in 2006. Steelbank interest expense of $624,000 compared with $404,000 in 2005 is attributable to higher revolving credit balances in 2006 and interest rates ranging from 150 to 200 basis points higher in 2006 than in 2005.

Income Taxes

     We have not recognized a potential tax benefit from our net losses, because of the uncertainty regarding our ability to realize the future tax benefit of our net operating loss carry forwards. This potential loss carry forward if utilized would be approximately $17.0 million.


Tarpon Industries, Inc.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues

     In 2005 and 2004 our net revenues and shipments were (including EWCO and Steelbank since the date of acquisition, April 2004 for EWCO, May 2004 for Steelbank, and February 2005 for Haines Road):

                       2005             2004                  Change
                      ----------     ------------     ------------------------
                        $                 $               $             %
                      ----------     ------------     ----------    ----------
                                     (dollars in thousands)
EWCO Tubular      $      20,178  $        14,622  $       5,556          38.0
EWCO SpaceRak(R)         22,851           17,733          5,118          28.9
Steelbank                17,822            5,267         12,555         238.4
                      ----------     ------------    -----------
Total             $      60,881  $        37,622  $      23,229          61.7
                      ==========     ============    ===========

                       2005             2004                  Change
                       Tons             Tons            Tons            %
                      ----------     ------------    -----------    ----------
EWCO Tubular             26,625           16,835          9,790          58.2
EWCO SpaceRak(R)         17,223           13,393          3,830          28.6
Steelbank (1)            15,736              N/A            N/A           N/A
                      ----------     ------------    -----------
Total                    59,584           30,228         13,620         45.06
                      ==========     ============    ===========

(1) Steelbank did not track tons shipped prior to the 2005 Haines road acquisition

     The increase in our net revenues of $23.3 million for 2005 was primarily due to the full year revenue related to our acquisition of EWCO (acquired in April 2004), the full year revenue related to our acquisition of Steelbank (acquired in May 2004) and the partial year of revenue related to our acquisition of the Haines Road location in February 2005 (which was then combined with Steelbank). Net revenues associated with the acquisition of EWCO added approximately $10.7 million in net revenues and the acquisitions of Steelbank and Haines Road added approximately $12.6 million.

Cost of Goods Sold and the Related Gross Profit

     In 2005 and 2004 our cost of goods sold and the related gross margin (including EWCO and Steelbank since the date of acquisition, April 2004 for EWCO, May 2004 for Steelbank, and February 2005 for Haines Road) were:


                                   2005                          2004                 Cost Change
                        ---------------------------    -------------------------    -----------------
                             COGS $         GM%        COGS $          GM %           $         %
                           -----------    ---------  ------------    ---------       ----     ------
                                                   (dollars in thousands)
EWCO Tubular..........        $19,287         4.4        $12,743         12.9         $6,544    51.4
EWCO SpaceRak (R).....         21,513         5.9         16,757          5.5          4,756    28.4
Steelbank.............         15,731        11.7          4,446         15.6         11,285   253.8

     Gross profit was $4.3 million and $3.7 million for the twelve month periods ended December 31, 2005 and 2004, respectively. The increase in gross profit dollars in 2005 compared with 2004 was due to the acquisition of Haines Road in February 2005. Gross margins decreased to 7.1% for 2005 versus 9.8% for 2004. The decrease in gross margin as a percent of sales for 2005 as compared to 2004 was attributable to falling steel prices and the competitive factors in our industry which caused us to lower pricing to retain and maintain our current sales volume in a soft market. Reduced steel pricing created several adverse effects. In addition to reduced margin, it caused many of our customers to defer purchases in anticipation of further price reductions. This resulted in both reduced selling prices and reduced tonnage volume, which contrasts with the benefits we experienced in 2004 as a result of sharply rising steel prices.

Operating Expenses

     In 2005 and 2004, our operating expenses (including EWCO and Steelbank since the date of acquisition, April 2004 for EWCO, May 2004 for Steelbank, and February 2005 for Haines Road) were:


                                               2005                          2004                   Cost Change
                                    ---------------------------    ------------------------    -----------------------
                                          $          Sales %           $         Sales %          $          Sales %
                                      ----------   ------------    ---------   ------------    ---------    ----------
                                                                 (dollars in thousands)
Tarpon..........................         $3,823            N/A         $929            N/A       $2,892        311.3%
EWCO............................          3,018           6.9%        2,050           6.3%          968         47.2%
Steelbank (including
Haines Road)....................          2,852          16.0%          884          15.6%        4,397        497.4%

     Operating expenses, excluding impairment, were $9.7 million and $3.9 million for the twelve month periods ended December 31, 2005 and 2004. Operating expense as a percent of sales was 15.9% and 10.3%, respectively. We incurred an increase in administrative salaries, commissions and benefits of approximately $703,000, $844,000 and $503,000 at Tarpon, EWCO and Steelbank respectively. Tarpon incurred increased legal and professional fees of approximately $1,660,000, non-cash, non-employee stock option expense of $424,200, and an increase in insurance expense of approximately $119,000. These expenses were primarily associated with becoming a public company in February 2005, the acquisition of EWCO in April 2004, Steelbank in May 2004, and Haines Road in February 2005 and searching for additional companies for acquisitions. In addition we incurred an increase in bad debt expense of approximately $595,000 over 2004 primarily related to the bankruptcy of a significant Steelbank customer for which we have purchase commitments through June 2006 with the new owner. Depreciation and amortization expense increased approximately $798,000 primarily as a result of the acquisition of the Haines Road plant and real estate in February and May 2005, respectively. Our operating expense will remain high as a percentage of net revenues, until the Company can increase sales through proposed acquisitions. Further, we recognized an impairment loss in our Steelbank investment described below.

     We recorded an impairment loss of $1,894,000 as a result of our annual impairment test during the fourth quarter 2005. As a result of our impairment test, the carrying value of the Steelbank goodwill exceeded the fair value, and was written down $1,100,000. The definite life intangibles were also tested in this process. As a result, the customer base definite life intangible carrying value exceeded its fair value. It was written down in the amount of $794,000.

Other Income and Expense

     Other income and expense resulted in income for 2005 of $897,000 compared with expense of $641,000 in 2004. The increase of income of $1,538,000 consists of an increase in Foreign Exchange Gain of $816,000, increases in Gain on Derivatives of $322,000 and increases in Miscellaneous Income of $400,000.

Interest and Other Expenses

     Tarpon's interest and other expenses decreased approximately $196,500 for 2005 as compared to 2004. There was a decrease in interest expense of approximately $162,000 in 2005, compared to 2004. The decrease was due to the repayment of note financing.

Income Taxes

     We have not recognized a potential tax benefit from our net losses, because of the uncertainty regarding its ability to realize the future tax benefit of its net operating loss carry forwards. This potential loss carry forward if utilized would be approximately $8.8 million.

Tarpon Industries, Inc.
-----------------------

Pro Forma Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
-------------------------------------------------------------------------------

Net Revenues

     Our 2004 pro forma net revenues and shipments, as if we had acquired EWCO and Haines Road as of January 1, 2004, and Steelbank as of May 14, 2004, versus our 2003 pro forma net revenues and shipments, as if we had acquired EWCO and Haines Road as of January 1, 2003, were as follows:

Pro Forma Net revenues


                                                                                  Proforma
                                                            2004              2003                     Change
                                                             $                 $                  $               %
                                                        -------------     -------------     -------------    ------------
                                                                           (dollars in thousands)
EWCO Tubular                                        $         20,551   $        13,069   $         7,482           57.25
EWCO SpaceRak(R)                                              23,051            13,373             9,678           72.37
Steelbank (including Haines Road)                             20,664            11,171             9,493           84.98
Less Inter-Company                                           (1,064)             (255)             (809)
                                                        -------------     -------------     -------------
Total                                               $         63,202   $        37,358   $        25,844           69.18
                                                        =============     =============     =============

Pro Forma Shipments

                                                         2004                 2003                     Change
                                                         Tons                 Tons              Tons              %
                                                    ----------------      --------------    --------------   ------------
EWCO Tubular                                                 24,803              29,750           (4,947)         (16.6)
EWCO SpaceRak(R)                                             18,452              13,053             5,399           41.4
Steelbank (including Haines Road)                            17,544              16,102             1,442            9.0
                                                    ----------------      --------------    --------------
Total                                                        60,799              58,905             1,894            3.2
                                                    ================      ==============    ==============

     The increase in our pro forma net revenues for 2004 of approximately $25,844,000 reflect an increase in tons of product shipped at EWCO SpaceRak and Haines Road and the following increases in average revenue per ton: (1) $14, or 3%, for EWCO's steel tubing products, (2) $39, or 4%, for EWCO's steel storage rack system products, and (3) $191, or 20%, for Haines Road. Also, the acquisition of Steelbank in May 2004 added approximately $5,267,000 in revenue.

Cost of Goods Sold and Gross Margin

     The following table reflects cost of goods sold and the related gross margin percentages for 2004 on a pro forma basis, as if we had acquired EWCO and Haines Road as of January 1, 2004, and Steelbank as of May 14, 2004 vs. cost of goods sold and the related gross margin percentages for 2003 on a pro forma basis, as if we had acquired EWCO and Haines Road as of January 1, 2003, were as follows:

                                                                            Proforma
                                                 2004                          2003                     Cost Change
                                       -------------------------    ---------------------------    ----------------------
                                           $            GM %             $              GM %            $           %
                                       ----------    -----------    ------------    -----------    ------------   -------
                                                                    (dollars in thousands)
EWCO Tubular                       $      17,599           14.4  $       12,935            1.0  $        4,664      36.1
EWCO SpaceRak(R)                          21,663            6.0          12,027           10.1           9,636      80.1
Steelbank (including                      16,930           18.1           9,674           13.4           7.256      75.0
Haines Road)
Less Inter-Company                         (974)                        (1,028)                             54
                                       ----------                   ------------                   ------------
Total                              $      55,218           12.6  $       33,608           10.0  $       21,610      64.3
                                       ==========                   ============                   ============

     Gross profit was approximately $7,984,000 million and $3,750,000 for the twelve month periods ended December 31, 2004 and 2003, respectively. Gross margins increased to 12.6% versus 10.0% for the corresponding periods. Our gross margin percentage for 2004 increased primarily due to the increases in average revenue per ton described above. EWCO's steel storage rack system products average manufacturing costs approximately decreased $43, or 8.9%. Steelbank's products average manufacturing costs approximately decreased $27 per ton, or an approximately 14%. Both EWCO's steel storage rack system and Steelbank's gross margin improved due to our fixed manufacturing cost being spread over a larger production volume.

     These decreases were partially offset by SpaceRak(R) not increasing its prices as fast due to a lag between pricing and shipping, which accounts for its below average margins for the period, which accounts for its below average margins for the period. EWCO's steel tube products average manufacturing costs increased approximately $34 per ton, or 31.8%, due to our fixed manufacturing costs being spread over a lower volume.

Pro Forma Year Ended December 31, 2004
--------------------------------------

Net Revenues

     Our 2004 pro forma net revenues and shipments, as if we had acquired EWCO and Haines Road as of January 1, 2004, and Steelbank as of May 14, 2004, were as follows:

                                                           2004
                                             ----------------------------------
                                                   $                  %
                                             --------------    ----------------
                                                  (dollars in thousands)
        EWCO Tubular...................            $20,551                32.5
        EWCO SpaceRak..................             23,051                36.5
        Haines Road....................             15,397                24.4
        Steelbank......................              5,267                 8.3
        Less Inter-Company.............            (1,064)               (1.7)
                                             --------------    ----------------
        Total Pro Forma................            $63,202               100.0
                                             ==============    ================

                                                           2004
                                             ----------------------------------
                                                 Tons                 %
                                             --------------    ----------------
        EWCO Tubular...................             24,803               40.8%
        EWCO SpaceRak..................             18,452               30.3%
        Haines Road....................             17,544               28.9%
                                            ---------------    ----------------
        Total..........................             60,799              100.0%
                                            ===============    ================

     Pro forma revenues for 2004 reflect an increase in tons of product shipped at EWCO SpaceRak and Haines Road and the following increases in average revenue per ton: (1) $14, or 3%, for EWCO's steel tubing products, (2) $39, or 4%, for EWCO's steel storage rack system products, and (3) $191, or 20%, for Haines Road. The increase in the average price per ton was primarily due to price increases in 2004 in the industry generally as a result of increased steel costs. Increases in average revenue per ton for these products substantially moderated in the third and fourth quarters. We currently seek to minimize the amount of steel inventory we carry. The increase in our net revenues is also due to the increase in tons of product shipped. The increase in tons of product shipped in the 2004 period was primarily due to increased shipments of EWCO SpaceRak and Haines Road products, which we believe resulted from more focused sales efforts. EWCO steel tubular product tonnage decreased as a result of customers purchasing lower volumes due to increased product prices. The per ton information provided above includes inter-company amounts, which are not tracked internally.


Cost of Goods Sold and Gross Margin

     The following table reflects cost of goods sold and the related gross margin percentages for 2004 on a pro forma basis, as if we had acquired EWCO and Haines Road as of January 1, 2004, and Steelbank as of May 14, 2004:


                                                                2004
                                                        -----------------------
                                                            $            GM%
                                                        ----------   -----------
EWCO Tubular....................................        $   17,599        14.4
EWCO SpaceRak...................................            21,663         6.0
Haines Road.....................................            12,484        18.9
Steelbank.......................................             4,446        15.6
Less Inter-Company..............................             (974)
                                                        -----------
Total...........................................        $   55,218        12.6
                                                        =============


     Our pro forma gross margin percentage for 2004 increased, primarily due to the increases in average revenue per ton described above, which more than offset increased costs of materials primarily due to rising steel prices. However, SpaceRak did not increase its prices as fast due to a lag between pricing and shipping, which accounts for its below average margins for the period, an approximately $43, or 8.9% decrease in average manufacturing costs for EWCO's steel storage rack system products and an approximately $27 per ton, or an approximately 14%, decrease for Haines Road's products. These decreases were partially offset by an approximately $34, or approximately 31.8%, increase in average manufacturing costs for EWCO's tubular products, and the steel inventories on hand at EWCO at the end of 2003 (that had been purchased at lower prices than first quarter replacement costs). EWCO currently maintains lower inventory levels.

Selling, General and Administrative Expenses

     The following table reflects total selling, general and administrative expenses, including depreciation, for 2004 on a pro forma basis, as if we had acquired EWCO and Haines Road as of January 1, 2004, and Steelbank as of May 14, 2004. Included is approximately $424,000 in non-employee stock options.

                                                           2004
                                                ------------------------------
                                                  $                 Sales %
                                                -------------    -------------
                                                   (dollars in thousands)
         Tarpon.............................          $1,121              N/A
         EWCO...............................           3,162              7.2
         Haines Road........................           1,154              7.4
         Steelbank..........................             908             17.2
         Consolidating adjustment...........           (213)
         EWCO adjustment....................              13
         Offering adjustment................             424
         Haines Road adjustment.............              75
                                                -------------
         Total..............................          $6,644             10.5
                                                =============


Interest and Other Expenses

     Pro forma interest expense for 2004 was approximately $968,000, primarily due to increased borrowings in connection with the Haines Road acquisition and increased borrowings at EWCO and Haines Road in 2004.

Income Taxes

     Tarpon has not recognized a potential tax benefit from its net losses, because of the uncertainty regarding our ability to realize future tax benefits of our net operating loss carryforwards. EWCO ceased to be an S corporation effective January 1, 2004. Tarpon's acquisition of Steelbank's stock results in a limitation on its use of Steelbank's net operating loss carryforwards.

Liquidity and Capital Resources

Overview

     At June 30, 2007 we had a working capital deficit of $11,861,000, as compared with a working capital deficit at December 31, 2006 of $9,848,000. The working capital deficit is due in part to the recording of our senior indebtedness and our noteholder indebtedness as current due to defaults at December 31, 2005 and 2006. Certain of these defaults have been waived and we anticipate that all of these defaults will be waived within the near future, allowing us to reflect certain amounts due to these lenders as long-term indebtedness, but there can be no assurance of the same. The increase in the working capital deficit at June 30, 2007 as compared to December 31, 2006 was due to the reductions in cash, accounts receivables, inventory prepaid expenses, amounting to $0.7, $1.4, $2.4 and $0.6 million respectively, reflecting the reduction in sales over the period. These reductions are partially offset by a reduction in short-term debt of $2.3 million and a net reduction in accounts payable and accrued expenses of $0.7 million.

     Our primary needs for liquidity in 2007 are: (1) working capital including increases in accounts receivable and inventories of steel and finished products,
(2) payment of obligations under our senior indebtedness and our noteholder indebtedness, (3) capital expenditures for equipment and (4) funding for sales and marketing activities.

     At the present time we have insufficient liquidity to meet the above needs. We completed a private placement in the first quarter of 2007, and expect to carry out a public offering of our equity securities, but there can not be assurance of the same. In the absence of such financing, we will not be able to meet our obligations and will not be able to continue to operate ours businesses.

Sources and Uses of Cash

     We have incurred losses and negative cash flows in each year since our inception. We financed our activities with funds received from sales of our common shares, notes, warrants and bank loans. As of September 30, 2007, approximately $4,313,000 was available for borrowing under Tarpon's revolving credit facility, as described in Financing Arrangements below.

     On December 13, 2005, we entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. In connection with the private placement of a convertible note in the principal amount of $6,000,000 due December 13, 2008. The net proceeds were for working capital purposes and acquisition activities.

     In February 2005, we concluded an initial public offering of our common stock and received $14,748,750 after underwriting commissions and before expenses of $2,802,857.


Tarpon Industries, Inc.

Six Months Ended June 30, 2007

     As of June 30, 2007, we had a net working capital deficit of $11,861,000, including cash and cash equivalents of $669,000, accounts receivable of $7,226,000, inventories of $4,374,000 and total current operating liabilities of $24,456,000, including accounts payable of $8,241,000 and other accrued expenses of $2,352,000. Other current liabilities at June 30, 2007 include $6,251,000 outstanding on revolving credit facilities, convertible note payable to Laurus of $4,766,000, and reclassified term loans of Steelbank and EWCO totaling $1,749,000, due to the Company not being in compliance with certain financial covenants and a bridge loan payable of $1,038,000.

     As of June 30, 2007, the Company had $12,892,000 of long-term debt maturing within the next twelve months. The Company is in the process of obtaining equity financing for working capital needs and refinancing its short term debts, on terms favorable to the Company. There can be no assurance that adequate financing will be obtained, failing to meet the Company's financing needs will have a material adverse effect on its operations and continuance of business operations.

Cash Flows From Operating Activities

     Net cash provided by the Company's operations during the first six months of 2007 was $461,000 compared to cash used in the first six months of 2006 of $3,985,000. The improvement is primarily due to improved timing in billing and reduction in inventories.

     In the six months ended June 30, 2007,cash was used primarily by (1) $4,816,000 of losses, (2) a $1,000,000 decrease in accounts payable and accrued expenses, offset by (3) a $1,671,000 decrease in accounts receivable, (4) a $2,574,000 decrease in inventories, (5) a $521,000 decrease in other assets, (6) a $60,000 increase in advance payments from customers, a (7) $819,000 reduction in finance costs, (8) $387,000 in depreciation and amortization, and (9) $245,000 in other non-cash expenses.

Cash Flows From Investing Activities

     The Company's investing activities in the first six months of 2007 used $65,000 in cash for capital expenditures compared to $1,298,000 for the same period in 2006. The 2006 activities were increased by the payments made relating to FENCEMaster.

Cash Flows From Financing Activities

     The Company's financing activities used $945,000 of cash in the first six months of 2007 compared to $1,574,000 used in 2006. Cash was provided by (1) $2,125,000 from issuance of equity securities and (2) $263,000 of net proceeds from short term obligations, and used for (3) net repayments on credit facilities of $2,854,000, (4) repayment of long-term obligations of $328,000 and
(4) payment of financing costs of $151,000.


Tarpon Industries, Inc.

Year Ended December 31, 2006

Cash Flows From Operating Activities

     Net cash used in operations in 2006 was $4,780,000. Cash was used primarily by (1) $10.0 million of losses before depreciation and amortization, accretion of note discounts and impairment, (2) $896,000 increase in accounts receivable,
(3) $371,000 increase in prepaid expenses and other current assets and (4) $300,000 decrease in accounts payable and accrued expenses. Cash was provided from operations by a decrease in inventory of $153,000.

Cash Flows From Investing Activities

     Our investing activities in 2006 provided approximately $3,360,000. Cash was provided by $4,691,000 from the sale of the Haines Road real estate in connection with the sale and leaseback transaction contemplated in November 2006. Cash was used for the payment of $985,000 of FENCEMaster obligations and $346,000 for capital expenditures.

Cash Flows From Financing Activities

     Our financing activities used $4,373,000 of cash in 2006. Cash was provided by net borrowings on credit facilities of $444,000 and net proceeds from issuance of bridge notes of $585,000. Cash was used for the repayment of long-term obligations of $2,201,000 and repayment of short-term obligations of $3,201,000.


Tarpon Industries, Inc.

Year Ended December 31, 2005

Cash Flows From Operating Activities

     Net cash used in operations in 2005 was $165,000. Cash was used primarily to fund losses before depreciation, amortization, bad debt expense and impairment loss of $3,504,000. Cash provided from operations included a decrease in inventory of $768,000 and increases in accounts payable and accrued expenses of $3,025,000. The increase in accounts payable related to the lengthening of payment periods with our suppliers and the growth of payables as a result of the Haines Road acquisition.

Cash Flows From Investing Activities

     Our investing activities in 2005 used approximately $9,082,000, consisting of $9,093,000 for acquisitions and $1,105,000 for capital expenditures. These uses were offset by $1,000,000 of proceeds related to FENCEMaster, a customer who filed for bankruptcy for which we were a secured creditor.

Cash Flows From Financing Activities

     Our financing activities provided $16,127,000 of cash in 2005. Cash was provided by $13,472,000 from the initial public offering of common stock in February 2005, net borrowings on credit facilities of $1,575,000 and proceeds from issuance of long-term debt of $7,735,000. Cash was used for financing costs of $1,287,000, repayment of long-term obligations of $926,000 and repayment of short-term obligations of $5,433,000.


Financing Arrangements

Laurus Master Credit Agreement
------------------------------

     Tarpon entered into a Master Credit Agreement ("The Agreement") on August 9, 2007, including a revolving credit agreement (Revolver) up to $10,000,000, subject to borrowing based on capital availability, inventory and reserves, a $1,700,000 term loan (Term Loan A) and a $1,700,000 term loan (Term Loan B).

     Term Loan A is payable in equal monthly installments of principal at a fixed monthly amount of $37,500 plus accrued interest until maturity on August 9, 2009, at which time, the remaining unpaid balance and all accrued, unpaid interest will be due. Term Loan B is payable as interest only until maturity on August 9, 2008, at which time, the remaining unpaid balance and all accrued, unpaid interest will be due. The Revolver will be paid, or drawn upon, as necessary throughout the normal course of business. Interest on the Revolver will be paid monthly based on the daily drawn balance at the contract interest rate, defined below.

     Interest on the respective facilities is calculated as follows; 1) for the Revolver, interest shall accrue at a rate per annum equal to the "prime rate" published in The Wall Street Journal from time to time (the "Prime Rate"), plus one and three-quarter percent (1.75%) (the "Contract Rate"), 2) for the Term Loan A, interest shall accrue at the Prime Rate plus two percent (2.0%), but no less than nine percent (9.0%), and 3) for the Term Loan B, interest shall accrue at the Prime Rate plus three percent (3.0%), but no less than ten percent (10.0%).

     The Agreement contains customary covenants that will limit the ability of the Company, and it's subsidiaries, to, among other things, guarantee additional indebtedness, incur indebtedness, create liens, pay dividends, make certain types of investments, enter into transactions with affiliates or enter into any transaction outside the ordinary course of business.

     The Company granted Laurus Master Fund Ltd. a security interest in all of their respective assets including, but not limited to, accounts receivable, inventory, machinery, equipment, general intangibles, stock and deposit accounts. In addition, the Company issued warrants to Laurus Master Fund Ltd. to purchase 2,300,000 shares of the common stock of the Company for an exercise price of $.01 a share and a warrant to purchase 2,300,000 shares of the common stock of Tarpon Industries, Inc. for an exercise price of $.25 a share.

     Steelbank  Tubular  Inc.,  MTM  Acquisition   Company  FM,  Inc.  and  JS&T
Acquisition Company, other subsidiaries of the Company, provided guarantees of this financing transaction secured by all of their respective assets.

     Upon entering this agreement the Company retired all debt owed to LaSalle Bank Midwest N.A. and LaSalle Business Credit. For more information concerning these facilities, see the "Financing Arrangements" as discussed in the
"Managements Discussion and Analysis of Financial Condition and Results of Operations", as well as "Note 6 - Debt" of the "Notes to Consolidated Financial Statements" as reported in the Company's December 31, 2006 Form 10-K/A.

Laurus Convertible Note
-----------------------

     On December 13, 2005, the Company entered into a Securities Purchase Agreement (the "Agreement") with Laurus Master Fund, Ltd. ("Laurus") in connection with the private placement of a convertible term note (the "Note") issued by the Company in the principal amount of $6,000,000 due December 13, 2008 and common stock purchase warrants (the "Warrants"). The Note is collateralized by all present and future assets of Tarpon and its subsidiaries, including the equity interests of EWCO and Steelbank, subject to a subordination agreement between Tarpon ABN AMRO Bank, N.V., Canadian Province and LaSalle Bank, Midwest, N.A. The Note is payable in equal monthly installments of principal totaling $187,500 commencing on April 1, 2006 through the maturity date and bears interest at prime plus 2% (10.25% at September 30, 2006). As part of the Agreement, the monthly payments of principal and interest, under certain conditions, are convertible into shares of the Company's no par value common stock at a fixed conversion price of $3.27 per share. The Warrants provide for the purchase of up to 390,000 shares of common stock at an exercise price of $3.81 until December 13, 2012.

     Laurus cannot receive shares upon exercise of the warrants, upon payment of principal and interest on the note, or upon conversion of the Note which would exceed the difference between 4.99% of the issued and outstanding shares of common stock and the number of shares beneficially owned by Laurus, as determined in accordance with Section 13(d) of the Exchange Act, as amended, and Regulation 13d-3. This limitation automatically becomes null and void upon the occurrence, and during the continuance, of an event of default as defined in the note, or upon 75 days prior written notice to the Company, except that at no time shall the number of shares of common stock beneficially owned by Laurus exceed 19.99% of the outstanding shares of common stock. Further, the number of common shares issuable by the Company and acquirable by Laurus at a price below $2.85 per share pursuant to the terms of the note, the warrant, the agreement, any related agreement or otherwise cannot exceed 927,560 shares of common stock (subject to appropriate adjustment for stock splits, stock dividends, or other similar recapitalizations affecting the common stock), unless the issuance of such excess amount of common stock is first approved by the stockholders of the Company.

     In connection with this financing, the Company recorded discounts aggregating approximately $1,681,000, of which approximately $608,000 represented the value of 390,000 warrants using the Black-Scholes model with an interest rate of 4.4%, volatility of 60%, zero dividends and expected term of seven years; and approximately $1,073,000 represented the conversion feature inherent in the instrument. Such discounts are being amortized using the effective interest method over the term of the related debt. The conversion feature itself was deemed to be a derivative under FASB Statement No. 133. The Company estimated the fair value of the conversion feature to be $93,000 as of September 30, 2006, $269,000 as of June 30, 2006, $873,000 as of March 31, 2006,
and $817,000 as December 31, 2005. The $962,000 decrease in value during nine months ended September 30, 2006 is shown as a "Gain from derivatives" within the

Statement of Operations. In addition, the Company incurred fees in connection with this financing aggregating approximately $1,685,000, including warrants to purchase up to 300,000 shares of common stock to Joseph Gunnar and Company, a related party, recorded as deferred financing costs and amortized over the life of the note. The 300,000 warrants were valued at approximately $432,000 using the Black-Scholes model using the same assumptions described above, except for a term of five years. The warrants were deemed to be a derivative instrument as they can be put back to the Company, and, therefore the corresponding liability was marked to market and recorded at a fair value of $126,000 as of September 30, 2006, $219,000 as of June 30, 2006, $411,000 as of March 31, 2006 and
$366,000 as of December 31, 2005. The $240,000 decrease in value during the nine months ended September 30, 2006 is shown under "Gain from derivatives" within the Statement of Operations. These warrants are exercisable through December 13, 2010 at $3.27 per share. Although the stated interest rate of the convertible note is the prime rate plus 2%, as a result of the aforementioned discounts and fees, the effective interest rate of the Note is approximately 41.8% per annum at its inception on December 31, 2005. The stated rate in effect at December 31, 2006 was 10.25%.

     On May 24, 2006, the Company executed an Omnibus Amendment to the Secured Convertible Term Note between the Company and the Laurus Master Trust whereby the Company executed its payment obligation of principal due May 1, 2006 in the amount of $187,500 in common shares of Tarpon stock in lieu of cash.
Accordingly, Tarpon and Laurus agreed to amend the terms of the Senior Convertible Term Note, and 153,688 shares were issued at $1.22 per share.

     On August 17, 2006, Tarpon reached an agreement with the Laurus fund whereby Tarpon would offer 100,000 shares of Tarpon common stock valued at $190,000 ($1.90 per share) to Laurus in exchange for Laurus amending certain provisions of its loan agreement.

     On February 28, 2007, Tarpon entered into a letter agreement (the "Letter Agreement") with Laurus amending the terms of the Secured Convertible Term Note. The Letter Agreement requires Tarpon to make payments to Laurus of interest and principal due out of the proceeds of closings on a sale of equity on Tarpon. In consideration of said payments, Laurus agreed to: i) extend the maturity date of the Note to a date that is three years from the date of the consummation of Tarpon's closing on its final equity offering (the "Final Closing"); ii) reset the amortization schedule of the Note for such extended period to a five year amortization schedule, leaving a lump sum to be paid on maturity, the amount of which was determined by the payments made by Tarpon to Laurus through the Final Closing; iii) amend the default interest rate on the Note to a 12% per annum rate; iv) reset the amount of common stock of Tarpon which Laurus can hold at any time to an amount equal to 9.99% of Tarpon's Common Stock then outstanding. Finally, Laurus agreed, upon the making of the payments related to the equity offerings, that it would waive all existing defaults under the Securities Purchase Agreement, dated as of December 13, 2005 between Tarpon and Laurus.

New Accounting Pronouncements

     In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company believes that the impact, if any, will be immaterial.

     In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 155 "Accounting for Certain Hybrid Financial Instruments - An amendment of FASB Statements No. 133 and 140". This Statement requires evaluation of all interests in securitized financial assets to determine whether they represent either freestanding derivatives or contain embedded derivatives. These interests were previously exempted from such evaluation. SFAS No. 155 permits any hybrid instrument, such as an interest in securitized financial assets containing an embedded derivative, to be accounted at fair value as opposed to bifurcating and accounting for the embedded derivative separate from the host instrument. This Statement also eliminates restrictions on a qualifying special purpose entity's ability to hold passive derivative financial instruments pertaining to beneficial interests that are, or contain, a derivative financial instrument. Tarpon will adopt this Statement in the first quarter of 2007, and does not expect the adoption to have a material impact on Tarpon's financial position or results of operations. This statement is effective for fiscal years beginning after September 15, 2006. We are currently assessing the impact of this statement on our financial statements.

     In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income taxes - An interpretation of FASB Statement No. 109" ("FIN 48"). This Interpretation provides a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company has not adopted this interpretation, but believes the impact on earnings will be immaterial.

     In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". This Statement replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value, and expands financial statement disclosures regarding fair value measurements. This Statement applies only to fair value measurements that are already required or permitted by other accounting standards and does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning subsequent to November 15, 2007. The Company believes that the impact, if any, will be immaterial.

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that retrospective application of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in accounting estimate effected by a change in accounting principle. The provisions of this statement were effective for the Company beginning January 1, 2006. The Company's financial position, results of operations or cash flows will only be impacted by SFAS No. 154 if it implements changes in accounting principles that are addressed by the standard or corrects accounting errors in future periods.

Critical Accounting Policies and Use of Estimates

     Our discussion and analysis of our financial condition and results of operations are based on the related financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires our management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our most significant estimates relate to accounting for business combinations, including intangible assets acquired, impairment of long-lived assets, allowances for doubtful accounts and valuing options and warrants granted to non-employees. Actual results could differ from these estimates. We evaluate our estimates primarily based on historical experience, business knowledge and various assumptions we believe to be reasonable under the circumstances. These estimates are evaluated by management and revised as circumstances change. We believe that the following critical accounting policies and estimates affect our more significant estimates and judgments used in the preparation of our financial statements.

Business Combinations and Intangible Assets

     We have adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and other Intangible Assets". SFAS No. 141 requires all business combinations to be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination must be recognized as assets separate from goodwill. In arriving at the fair value of assets and liabilities acquired in our acquisitions of EWCO and Steelbank we have assumed that book values approximate fair values, with the exception of equipment obtained in the purchase of EWCO, which was written down due to the fair value of the assets acquired and liabilities assumed exceeding the cost of EWCO, and EWCO and Steelbank inventories, which were written up to resale value. Adjustments to fair values of the assets and liabilities acquired would generally change the value of goodwill recognized in the acquisition by a corresponding amount.

     SFAS No. 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 also addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets. This statement provides that intangible assets with indefinite lives and goodwill will not be amortized but will be tested at least annually for impairment and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recovered. If impairment is indicated, then the asset will be written down to its fair value, typically based upon its future expected undiscounted cash flows. As of June 30, 2007, our intangible asset consisted of goodwill, customer base and covenants not to compete relating to the Steelbank acquisition. Goodwill will not be amortized, but will be tested for impairment, at least annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

     Long-lived assets include property, intangible assets subject to amortization, and certain other assets. The carrying values of these assets are periodically reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We evaluate impairment by comparing the fair value of the intangible assets with indefinite lives and goodwill with their carrying values. We determine fair value of goodwill using the sum of the undiscounted cash flows projected to be generated by the acquired business giving rise to that goodwill. This requires us to make long-term forecasts of our future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions, and technological developments. For example, in evaluating the fair value of the goodwill recognized in connection with the Steelbank acquisition, we have assumed no annual growth in revenues.

     If actual results differ from our estimates, including if expected future cash flows from the acquired business significantly decline, and the fair value of goodwill is less than its carrying value, we would reduce the carrying value of our goodwill to fair value and recognize an impairment expense in that amount in our income statement in the period in which it is determined that the carrying amount is not recoverable because it exceeds the fair value of the goodwill. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds its fair value. If a readily determinable market price does not exist, fair value is estimated using undiscounted expected cash flows attributable to the assets.

     During the fourth quarter of 2005, the Company completed its annual impairment test and recorded an impairment loss of $1.1 million. The impairment relates to the Steelbank operation. Fair value was determined based upon the discounted cash flows of Steelbank using a discount rate averaging 15.5% dependant on the Steelbank's residual growth rate of 3%. The market comparable approach consisted of an earnings multiple of 4.9 times forecasted EBITDA (operating income less - interest, taxes, depreciation, and amortization). Future cash flows and EBITDA are affected by future operating performance, which will be impacted by economic conditions, many of which are beyond the Company's control. Steelbank can be significantly impacted by adverse changes in assumptions. Considerable judgment is often involved in making these determinations. The use of different assumptions could result in significantly different results. Management believes its assumptions and estimates are reasonable and appropriate, however actual results could differ from those estimates. The company also evaluated its definite life intangibles and recorded and adjustment to Steelbank customer lists of $794,000.

     Because sales and earnings for Steelbank continued to fall short of forecasts in 2006, the Company conducted an impairment test for the quarter ended June 30, 2006, resulting in an impairment charge for the remaining carrying value of goodwill and intangible assets ($2,924,000 and $652,000, respectively) totaling $3,576,000. The Company also completed its annual impairment test during the second quarter of 2007, resulting in no further impairment charges.

Bad Debts

     We maintain a reserve for known and unknown bad debts. We evaluate credit risk and the adequacy of our reserve by monitoring the age of our accounts receivable and the credit worthiness of our customers. In addition, we monitor the overall status of the industries where our products and services are utilized. Typically, this reserve is not subject to significant fluctuations from period to period. However, if we incur an unusual amount of bad debt, it could alter our exposure and the related reserve. At June 30, 2007, our bad debt reserves were $______. At December 31, 2006 our bad debt reserves were $269,000, an increase of $76,000 from December 31, 2005. Bad debt expense for 2006 was $20,000 compared to $972,000 in 2005, which was affected by the bankruptcy of FENCEMaster ($925,000).

Options, Warrants, and Convertible Debt

     The Company elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. We must account for stock options and warrants granted to non-employees using the fair value method. We use the Black-Scholes valuation model for determining the fair value of our options and warrants. That model requires us to make assumptions regarding the expected life of the security, the expected volatility of our stock price during the period, the risk free interest rate and the dividend yield. Varying these assumptions can have a significant impact on our option and warrant valuations and related expenses. The valuation methodology used an assumed term based upon the stated term of ten years, adjusted down for estimated forfeitures, a risk-free rate of return represented by the U.S. Treasury Bond rate and volatility as determined by comparing the Company's risk profile with comparable public companies. A dividend yield of 0% was used because the Company has never paid a dividend and does not anticipate paying dividends in the future.

     The provisions of SFAS 123R also apply to awards granted prior to January 1, 2006 that did not vest before January 1, 2006 (transition awards). The compensation cost for the portion of the transition awards that had not vested by January 1, 2006 is based on the grant-date fair value of these transition awards as calculated for pro forma disclosures under the provisions of SFAS 123. Compensation cost for these transition awards are attributed to periods beginning January 1, 2006 and use the Black-Scholes method used under SFAS 123, except that an estimate of expected forfeitures is used rather than actual forfeitures.

Contractual Obligations

     The following information is provided as of June 30, 2007 with respect to our known contractual obligations specified in the following table, aggregated by type of contractual obligation:

                                                                        Payments due by period
                                                                      Less                                          More
                                                                    than 1           1 - 3          3 - 5         than 5
                                                      Total           year           years          years          years
                                                  ---------------------------------------------------------------
Contractual Obligations                                                  (dollars in thousands)
Short-Term debt obligations (1)..............  $      7,289  $       7,289    $         --   $         --   $         --
Long-term debt obligations (2)...............         7,374          6,308           1,066             --             --
Operating lease obligations..................         5,883            370           1,450          1,413          2,650
Purchase obligations (3).....................         4,199          4,199                             --             --


(1) We are required to pay interest on our short-term debt obligations shown in the table above while they are outstanding (assuming the debt remains outstanding) of $974,000.

(2) We are required to pay interest on our long-term debt obligations shown in the table above while they are outstanding (assuming the debt remains outstanding) of $640,000 within one year, $121,000 between one and three years, $32,000 between three and five years, and $0 due in more than five years. The long term debt obligations are reflective of the stated terms of the underlying agreements.

(3) Purchase obligations consist primarily of purchase orders executed for raw material inventories.


Off Balance Sheet Arrangements

     We do not have any transactions that are considered off balance sheet arrangements for purposes of financial reporting.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to risks associated with changes in foreign currency rates, interest rates and commodity prices. We have not used derivative financial instruments to hedge these risks during the periods shown.

     Our Canadian operations are accounted for in Canadian dollars, converted to the U.S. dollar equivalent based on published exchange rates for the period reported and are, therefore, subject to risk of exchange rate fluctuations.

     We are exposed to interest rate risk under our credit facilities because of the variable interest rates charged on those facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources".

     We are subject to commodity price risk, primarily with respect to purchases of steel. Purchased steel represents the most significant portion of EWCO's and Steelbank's cost of goods sold. As a result, fluctuations in the cost of purchased steel, which can be volatile and cyclical in nature, have a significant impact on our margins both positively and negatively. Our steel costs rose significantly during 2003 and 2004, peaking mid year 2004. In the 4th quarter 2004, steel prices began to decline. Steel prices for our base steel coil continued to abate during 2005, stabilizing in the 4th quarter. Prices then increased gradually during 2006 before declining in the 4th quarter. For the first six months ended June 30, 2007, steel prices have remained relatively stable. We have generally been successful in passing these higher steel costs on to our customers because our competitors increased their prices too, but we might not be able to continue to do so in the future. We currently seek to minimize the potential adverse impact of commodity price risks of our steel inventory by minimizing the amount of steel inventory we carry. However, opportunities to purchase larger quantities at below market value are considered and reviewed against current market conditions. We try to coordinate our steel purchases with our sales and production forecast, generally resulting in a one to two month supply of steel.

     The tables below provide information about Tarpon's financial instruments that are sensitive to changes in interest rates, foreign currency exchange rates, or both, consisting of debt obligations, including Canadian dollar-denominated debt obligations. The tables provide information by functional currency and present such information in U.S. dollar equivalents. For these financial instruments, the tables present principal cash flows based upon the stated terms of the underlying agreements and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on current rates for the applicable period. Weighted average fixed rates are based on the contract rates. The information is presented in U.S. dollar equivalents which is our reporting currency. The actual cash flows of the instruments are denominated in U.S. dollars (U.S. $) and Canadian dollars (Cdn. $), as indicated in parenthesis.


-----------------------------------------------------------------------------------------------------------------------------
                                                           June 30, 2007
                                                      Expected Maturity Dates
                                                   (U.S.$ equivalent in thousands)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            There                    Fair
                                       2007       2008       2009       2010       2011     after        Total       Value
                                       ----       ----       ----       ----       ----     -----        -----       -----
Short Term Debt:
Variable Rate (U.S.$)                   $3,576                                                            $3,576      $3,576
Average Interest rate                    10.3%                                                             10.3%
------------------------------------ ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
Variable Rate (Cdn.$)                   $2,675                                                            $2,675      $2,675
Average interest rate                     9.5%                                                              9.5%
------------------------------------ ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
Fixed Rate (U.S.$)                      $1,038                                                            $1,038      $1,038
Average Interest rate                    12.0%                                                             12.0%
------------------------------------ ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
Long-Term Debt
Variable Rate (U.S. $)                  $5,904       $140       $232                                      $6,276      $6,276
Average interest rate                    10.3%      10.3%      10.3%                                       10.3%
------------------------------------ ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
Variable Rate (Cdn. $)                    $397       $347       $347                                      $1,091      $1,091
Average interest rate                     9.5%       9.5%       9.5%                                        9.5%
------------------------------------ ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
Fixed Rate (U.S. $)                         $7                                                                $7          $7
Average interest rate                     5.2%                                                              5.2%
-----------------------------------------------------------------------------------------------------------------------------

     The conversion feature of our convertible debt and certain stock warrants are considered derivates under SFAS 133, and their valuation is sensitive to changes in our stock price.

     The tables below provide information about the Company's steel inventory that is sensitive to changes in commodity prices, specifically steel prices. The tables present the carrying amount and fair value as of the indicated date.


                                              June 30, 2007                                December 31, 2006
                               --------------------------------------------        -----------------------------------
                                    Carrying                   Fair                  Carrying                Fair
                                     Amount                    Value                  Amount                Value
                               -------------------       ------------------        --------------        -------------
                                                          (U.S. $ equivalent in thousands)

Steel Inventories                   $ 4,380                   $ 4,380                 $ 6,758              $ 6,758


                                    BUSINESS

Introduction

     We manufacture and sell structural and mechanical steel tubing and engineered steel storage rack systems. We were incorporated in Michigan on January 16, 2002 and have made three acquisitions commencing in 2004. Our subsidiaries are Eugene Welding Co., or "EWCO", acquired in April 2004, Steelbank, Inc., or "Steelbank", acquired in May 2004, and substantially all of the assets and business of the Haines Road facility of Bolton Steel Tube Co., Ltd., in February 2005, other than the real estate. The Haines Road real estate and buildings were purchased in May of 2005. The Haines Road Facility and its real estate were then combined into Steelbank which was renamed Steelbank Tubular, Inc. In November of 2006, we completed a sale and leaseback of the Haines Road real estate, paying off the existing mortgages in the process.

     EWCO has two manufacturing facilities in Michigan, within 80 miles north of Detroit, and Steelbank has a manufacturing facility in Mississauga, Ontario, Canada, a suburb of Toronto. We have determined to sell or liquidate the Steelbank facility by October 2007.

     Our executive offices are located at 2420 Wills Street, Marysville, Michigan 48040. Our telephone number is (810) 364-7421. Our e-mail address is tarponir@tarponind.com and our web site address is http://www.tarponind.com. Information accessed on or through our web site does not constitute part of this prospectus and should not be relied upon in making any decision to invest in our shares.

Industry Overview

     The steel tubing and the steel storage rack systems industries are fragmented, with more than 100 manufacturers in the United States and Canada serving regional markets. Because of the size and weight of structural and mechanical steel tubing, costs of transportation are significant, and it is generally not cost effective to ship these products more than 800 miles from the manufacturing plant. This and customers' short lead-time requirements limit the geographic market for steel tubing manufacturers.

Steel Storage Rack Systems

         Steel storage rack systems are generally structural steel tubing or structural beams, assembled from fabricated metal components and are welded together to form frames and beams. These standard components can be assembled to form:

o selective racks, which are typically used in public and commercial warehouse applications where the ability to select palletized materials is desired, which represent a substantial majority of our steel storage rack system sales;
o drive-in/through racks, which provide high-density storage of palletized long shelf life products, such as salt;
o push back racks, another form of high-density storage, which provides some degree of selectivity;
o cantilevered racks, which are typically used in the bulk storage of large unit items, such as lumber, plywood and drywall;
o archival storage systems, which are designed to provide high density records storage, including the legal, medical and banking industries; and

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o    order-picking  systems,  which are designed to incorporate  into the rack a conveying system and multi-level mezzanine from which product can be taken off pallets and repackaged for shipment to individual store locations.

     These systems are used in the home center, retail distribution, public warehouse and commercial and industrial distribution markets. Engineering and system design services are involved in choosing the appropriate components for the system. Leading manufacturers of steel storage rack systems are members of the Rack Manufacturers Institute, which promulgates standards for, and certifies standard rack components.

Structural and Mechanical Steel Tubing

     Structural steel tubing, also known as hollow structural sections or "HSS", is processed continuously from hot rolled steel coil, roll formed and welded in line using high frequency welding. The tubing is cut to length by an in-line traveling saw or shear. HSS is manufactured at EWCO in round, square and rectangular sections in sizes ranging from 1.5 inches square and round through 5 inches round and 4 inches square and associated rectangles and rounds to ASTM A500 Grade B and C specifications. HSS is used as structural members for buildings and structural frames and parts for equipment in a variety of applications and industries. Structural steel tubing provides a high strength-to-weight ratio, uniform strength, torsional rigidity, an aesthetic appearance, cost-effectiveness and recyclability.

     Mechanical steel tubing is typically manufactured to smaller sizes, 2 inches square and below. At EWCO and Steelbank mechanical tubing is produced from hot rolled pickled and oiled, cold rolled, aluminized, pre-galvanized (G-60 or G-90), and galvalume steel and galvanneal strip. These products are manufactured typically to ASTM A513 type 1 or 2 specifications. Mechanical steel tubing is manufactured from low carbon to high strength, low alloy material, for greater strength and formability. Using this type of steel allows for lighter weight products for use in automotive parts and furniture and in a variety of applications for machine and equipment parts, typically where formability, machinability and fluid conduction are required.

Our Operations

     EWCO

     EWCO manufactures and sells structural steel tubing and SpaceRak (R) steel storage rack systems at its facilities in Marysville and Marlette, Michigan.
EWCO commenced operations in 1954 as a manufacturer of steel products. Currently, EWCO manufactures structural and mechanical steel tubing in sizes ranging from 1.5 inches round and square to 5.0 inches round and 4.0 inches square, and complementary sizes in rectangular and specialty oval shapes, typically to the structural specification ASTM A500 Grade B and C and the mechanical specification ASTM A513 Grade B. In addition, EWCO manufactures steel storage rack systems, now including selective racks, drive-in/through racks, push back racks, cantilevered racks, archival storage systems and order picking systems used in the home center, retail distribution, public warehouse and commercial and industrial distribution markets. For the twelve month period ending December 31, 2006, tubular products accounted for approximately 37% of EWCO's revenues, and SpaceRak (R) systems accounted for approximately 63% of EWCO's revenues.

     In April 2004, Tarpon Industries acquired 100% of the outstanding common shares of EWCO from its sole shareholder, who was its Chief Executive Officer from April to August 2004. Tarpon acquired EWCO for $415,450 in cash paid to its sole shareholder for all of the then outstanding EWCO shares. Prior to the acquisition, EWCO redeemed 90% of the then outstanding shares from him for $3,603,144, of which $670,000 was represented by a promissory note that was paid

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out of the  proceeds  of our initial  public  offering  in  February  2005.  The remaining $2,933,144 of the redemption price was retained by EWCO to repay a note to EWCO from the former sole shareholder relating to his acquisition of EWCO in 2001.

     Steelbank

     Steelbank operated as a structural and mechanical steel tubing warehouse and distribution center. Steelbank brokered the sale of structural and mechanical tubing that was manufactured by other tubing companies. The operation serviced the Canadian mechanical market with focus on automotive tubing and various furniture applications.

     On May 14, 2004, we acquired 100% of the outstanding common stock of Steelbank for a total cost of approximately $1,656,563 U.S. dollars, by paying approximately $54,263 (Cdn.$75,000) in cash, issuing a promissory note in the principal amount of approximately $574,300 (Cdn.$800,000), payable in monthly installments of Cdn.$15,000 from July 1, 2004 to December 1, 2004 and Cdn.$200,000 on December 10, 2004, as well as Cdn.$62,500 of the holders' legal and other expenses at maturity, with the balance paid at closing of our initial public offering in February 2005, by issuing 60,636 of our common shares in February 2005, valued at $269,230 (Cdn. $375,000) and by issuing additional promissory notes in the aggregate principal amount of approximately $290,750 (Cdn.$405,000) payable over three years to the three former shareholders of Steelbank, unless their employment with Steelbank is terminated for specified reasons. The balance of these notes was paid in full at the closing of our financing with Laurus Master Fund, Ltd. On December 13, 2005. The notes were secured by all of the shares of Steelbank and the assets of Steelbank.. Canadian dollars are translated into U.S. dollars as of the acquisition date of May 14, 2004.

     In February 2005, the Company, through Steelbank completed the acquisition of the assets of the Haines Road facility, other than the land and plant building, and in May 2005 it completed the acquisition of the land and plant building. Steelbank, Inc. combined with the Haines Road business and relocated to Haines Road. The Haines Road facility has manufactured and sold structural and mechanical steel tubing at its owned facility in Mississauga, Ontario, Canada, a suburb of Toronto, since 1988. Its customers' use these products for residential, commercial and industrial fencing, scaffolding, automotive after-market exhaust systems, racking and greenhouses. On April 6, 2005, Steelbank, Inc. changed its name to Steelbank Tubular, Inc. and had ceased substantially all of its prior operations.

     The aggregate purchase price including expenses related to the Haines Road acquisition transaction was approximately $10,190,000 (Cdn. $12,489,000) consisting of (1) approximately $9,211,000 (Cdn. $11,289,000) payable in cash and (2) approximately $979,000 (Cdn. $1,200,000) secured, subordinated promissory note, either payable 15 months after closing or by offsetting adjustments made after closing or for purchases by Bolton Steel Tube Co., LTD. ("Bolton") its former owner from Haines Road. The remaining balance of this note was paid in full at the closing of our financing with Laurus Master Fund, Ltd. On December 13, 2005. The purchase price was allocated as follows: $9,689,000 (Cdn. $11,875,000) for the assets acquired, a $200,000 success fee in connection with the transaction, payable to Bainbridge Advisors, a related party, over 24 months, and approximately $301,000 in expenses related to the transaction.

     Pursuant to a guarantee between Tarpon and Bolton, Tarpon guaranteed Steelbank Tubular, Inc.'s obligations under the secured subordinated promissory note executed by Steelbank Tubular, Inc. in favor of Bolton. As part of the transaction, Tarpon agreed not to compete with Bolton with respect to hot-dipped galvanized products for a period of six months after closing. Bolton also agreed not to compete with Tarpon on the pre-galvanized tubing market for six months. The six month non-compete agreements expired on August 17, 2005.

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     On May 18, 2005,  Steelbank  purchased the Haines Road real estate  assets,
including  closing  fees  and  expenses,   for  $4,638,000  (Cdn.   $5,870,000),
consisting  of  (1)  approximately   $530,000  (Cdn.   $670,000)  in  cash,  (2)
approximately $2,765,000 (Cdn. $3,500,000) one year mortgage bridge financing, and (3) seller financing of approximately $948,000 (Cdn. $1,200,000) and
$395,000 (Cdn. $500,000) payable August 18, 2006 in second and third mortgage financing, respectively. On November 22, 2006, Steelbank completed a sale and
leaseback  of  the  Haines  Road  real  estate  assets  for   $4,963,000   (Cdn.
$5,675,000), resulting in the payoff of all three mortgages and net proceeds to the Company of $342,000 (Cdn. $391,000).

     In September 2007, we determined to sell or liquidate Steelbank by October 2007.

Our Business Strategy

     Our business strategy is to focus and build upon our core competencies in the manufacture and distribution of steel storage racks and steel tubing, and related products, and to do so more efficiently. We see steel storage racks as engineered, non-commodity products with good margins, and we believe we can be a competitive participant in the markets for these products. In the near term, we plan to concentrate on our current geographic market. To the extent feasible, given our need to control our costs and expenses and obtain additional financing, we will look to expand to additional markets.

     Our steel storage rack systems are generally structural steel tubing or structural beams, assembled from fabricated metal components and are welded together to produce frames and beams in a variety of forms. These systems are used in the home center, retail distribution, public warehouse and commercial and industrial distribution markets. Our steel tubing products are building blocks for manufacturers of other products. Steel tubing products are used in original equipment manufacturer automotive, boating, industrial equipment, construction, agricultural, steel service center, and leisure and recreational vehicle markets.

     We market and sell our steel storage rack systems products to customers in the home center industry, retail distribution, public warehouse and commercial and industrial distribution markets and distributors to customers in those markets. We market and sell our steel tubing products to customers in original equipment manufacturer automotive, boating, industrial equipment, construction, agricultural, steel service center, and leisure and recreational vehicle markets.

Our Products

     Steel Storage Rack Systems

     Our steel storage rack systems are used for heavy-duty industrial, warehouse and retail storage systems. EWCO manufactures structural and roll-formed steel selective racks, drive-in/through racks, push back racks, cantilevered racks, archival storage systems and order picking systems. The general difference between these products is the manner in which the stored items are accessed. The difference between structural and roll-formed racks is primarily the material from which the product is manufactured. Structural racks use structural beams as their base material, for heavier-duty applications, while roll-formed racks use structural steel tubing.

     Our roll-formed products are "R-mark certified" (#5170), which is an independent certification process registered with the Rack Manufacturers Institute of North America. This certification assures that the designs and capacity tables meet all current Rack Manufacturers Institute, American Iron and Steel Institute and American Institute of Steel Construction specifications. It also makes our products standardized. We design our steel storage rack systems to comply with customer specifications.

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SpaceRak (R) products include the following:

o Selective Rack - Roll Formed: We manufacture this product in five different post cross sections, from 3 inch x 1-5/8 inch to 4 inch x 3 inch, with gauges ranging from 16 gauge to 10 gauge in most shapes. We also manufacture eight different size step beams, ranging from 2-1/4 inch x 2-1/5 inch to 6 inch x 2-1/2 inch rolled in 16 gauge through 11 gauge. We also offer a large quantity of box beams. We also manufacture accessories for pallet rack installation, including special accessories for the retail market. Historically, this rack has generated our largest steel storage rack systems sales.
o Selective Rack - Structural Steel: We can furnish this product with uprights from 3 inch to 4 inch structural channels and beams made from any structural channel, I-beam or wide flange section. It makes a special wide flange upright frame that also uses bolt on beams.
o Drive-in/Drive-through Rack: Using the frames and beams from the selective rack, we design drive in racks using special arms and rails to hold the pallets.
o Pushback Racks - Roll Formed and Structural Steel: We furnish rolled formed and structural pushback racks. They use a pushback track system purchased from a third party for most of its systems.
o Cantilever Rack - Roll Formed: We have a roll formed cantilever rack that is medium duty and is used for smaller systems and furniture storage applications. We also offer accessories to compliment this product.
o Cantilever Rack - Structural Steel: We have a structural steel cantilever rack that is heavy duty and is used in the lumber industry and retail lumber applications. We offer columns from 6 inches to 16 inches deep that have matching arms welded from 3 inch to 5 inch I-beams and 6 inch and 8 inch wide flanges. We also offer accessories to compliment this product.
o Archival storage system: We use our roll formed storage racks with special decking options and mezzanine decking options to create a multi-level steel storage rack system to store archival records.
o Order Picking Systems: We use our roll formed storage racks with pallet flow and carton flow products. These systems also require a large amount of outside purchased items, including floor decking, safety grating, stairs, and fire baffles.

     Tubular Products

     EWCO's steel tubing products are building blocks for manufacturers of other products. Steel tubing products are used in original equipment manufacturer automotive, boating, industrial equipment, construction, agricultural, steel service center, and leisure and recreational vehicle markets. EWCO manufactures primarily structural steel tubing from plain steel coil.

Applications for structural and mechanical steel tubing include the following:

o leisure products: exercise equipment, bicycles, boating trailers, boat hoists, recreational vehicles and pop-up campers.
o agricultural/commercial: greenhouses, sprinkler systems, farm implement components, tillage equipment, fork lifts and industrial equipment.
o commercial construction: building conduit, handrails, scaffolding, bridges and miscellaneous uses.
o automotive: various components, including aftermarket automotive exhaust systems, trunk hinges, trailer hitches, storage racks and hydro formed components.

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o    furniture:  tables,  chairs, stools, closet and curtain rods, beds, futons, storage units, and store display racks.
o    appliance: refrigerators, stoves and barbecues.
o garden and home tools: lawnmowers, snow blowers, shovels, rakes, and water sprinklers.
o fencing: residential, including dog kennels, commercial, industrial and ornamental.
o    energy and exploration: oil rigging related equipment.

Our Customers

     We market and sell our steel tubing products to customers in original equipment manufacturer automotive, boating, industrial equipment, construction, agricultural, steel service center, and leisure and recreational vehicle markets. We market and sell our steel storage rack systems products to customers in the home center industry, retail distribution, public warehouse and commercial and industrial distribution markets and distributors to customers in those markets. During the first six months of 2007, our ten largest customers represented approximately 48% of our combined net revenues, including Menard, Inc., which represented approximately 17% of our combined revenues. During 2006, our ten largest customers represented approximately 46% of our combined net revenues, including Menard, Inc., which represented approximately 15% of our combined net revenues. The loss of any of these customers or any significant reduction in their business would have an adverse effect on our business, financial condition and results of operations.

Our Marketing, Sales and Distribution

     We currently sell our structural and mechanical steel tubing and steel storage rack systems products primarily through our direct sales force. EWCO's steel tubing products are sold through five direct salespersons, EWCO's customer service department and independent sales representatives. EWCO's steel storage rack system products are sold through seven direct sales persons, independent distributors and independent sales representatives. Steelbank sells its products through two direct and two inside sales persons.

Inventory and Backlog

     We generally produce our products to fill specific orders or for forecasted requirements to provide us with some additional flexibility in responding to customer delivery demands. Inventories of our steel storage rack system products are generally a combination of components manufactured by EWCO and components purchased from third parties.

     EWCO does not have a backlog of firm orders. We do not consider any of our backlog orders to be firm, as they generally may be cancelled without penalty.

Manufacturing

     The raw material for manufacturing structural steel tubing is steel coil. We purchase various gauges of steel coil that is typically 50 inches wide and weighs 40,000 to 50,000 pounds. The steel coil is slit to the desired width, typically between five (5) to sixteen (16) inches. The slit steel is then fed into a tube mill, which forms the steel into a round tube, welds the seam and then reforms the tube into the desired shape: square, rectangular, round or special shape. The tubes are then cut to a desired length and are prepared for shipment to the customer or moved for further processing, such as saw cutting, punching, drilling, mitering, de-burring, or painting.

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     EWCO  currently  has five tube mill lines  primarily  producing  structural steel tubing commonly referred to as hollow structural shapes (H.S.S.). The mills are capable of producing product within one half the tolerance specified under ASTM A500 GRADE B and GRADE C tubing. Four of the five tube mills are conventional tube mills. The fifth mill is a form square, weld square mill that tightly controls the physical dimensions of the tube as well as the orientation of the weld seam.

     The manufacturing process for roll formed steel storage rack systems is similar to the process for structural and mechanical steel tubing. Slit steel coil is fed into a tube mill and converted into C and U shaped sections of various lengths. These parts are then assembled together with a variety of fabricated metal components, either produced by us or acquired from third parties. The parts are assembled in fixtures and welded, currently primarily by hand, into their desired configuration. The completely welded "frames" and "beams" are then painted using an electrostatic paint system, the paint system applies a water-based acrylic enamel coating.

     For structural steel storage rack systems, we initially cut structural beams to the required dimensions. These structural components are then used for the columns or support arms of the steel storage rack system. We then use equipment such as shears, press brakes, ironworkers and presses to produce various fabricated components and then weld the necessary brackets and components to the structural columns or arms. The completely welded parts are then painted using hand-applied electrostatic baking enamel, matched to the customer's color requirements, on a continuous flow paint line.

     EWCO currently has one step tube mill and five (5) roll form tube mills primarily producing steel storage rack system products. Manufacturing time for an order is typically one week, although complex or large orders may take up to several weeks.

Competition

     Our structural and mechanical steel tubing and steel storage rack systems products are generally manufactured according to standard industry specifications. Substantially similar products are available from a number of manufacturers. As a result, we are subject to significant competition, principally based on price and secondarily based on how closely the product conforms to specifications, product availability, delivery and service. Some of our competitors are larger than we are, have larger product lines, have more

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diversified   businesses,   have   well-established   reputations  and  customer
relationships and have greater financial, engineering, manufacturing, marketing, distribution and management resources than we do; and therefore, are able to buy steel in larger quantities and are more able to engage in price competition.

     Because of the size and weight of structural and mechanical steel tubing and the resulting costs of transportation and price competition, it is generally not cost effective to ship these products more than 800 miles from the manufacturing plant. This and customers' short lead-time requirements create geographic limits for steel tubing products and limits competition to manufacture in our geographic area.

     Our competitors may be more successful than we are in manufacturing and marketing their products, may be able to take advantage of the significant time and effort we invest in engineering and system design services for steel storage rack systems and may be better able to endure business downturns or periods of declining prices of steel tubing and steel storage rack systems products. We believe that some competitors reduce their prices and gross profits from time to time to obtain market share. We also believe that our manufacturing costs are higher than some of our competitors. As a result, our competitors may be more willing or better able to engage in price competition.

     For structural and mechanical steel tubing, our more significant competitors are United States and Canadian manufacturers located within 800 miles of our manufacturing facilities, including Atlas Tube, Inc., Bull Moose Tube Company, Levitt Tube Company, Lockjoint Tube, Inc., Sterling Pipe and Tube, Inc., Hanna Steel Corporation, Independence Tube Corporation, Allied Tube and Conduit, a division of Tyco International Limited Company, Maverick Tube Corporation, Wheatland Tube Company, Welded Tube of Canada Limited, and James Steel & Tube Company.

     Our more significant competitors with respect to steel storage rack systems include United Store Fixtures Company, Morgan Marshall Industries, Inc., Ridg-u-Rak, Inc., SpeedRack Products Group, Ltd. And SteelKing Industries, Inc. We believe that the principal competitive factors affecting our steel storage rack system products depend on the type of customer. For sales to distributors, we believe the principal competitive factors are price and delivery, with little engineering and system design on our part. For retail sales, we believe the principal competitive factors are price, quality, product availability, delivery and customer support systems that can work with the logistical and purchasing functions of the customer. Engineered large products are generally sold through systems consultants and manufacturing representatives. We believe that the principal competitive factors for these sales are price, quality, product availability, delivery and engineering design knowledge, including technical creativity and project management capabilities.

Steel

     We use steel coil in the manufacture of our products. We try to coordinate our steel purchases with our sales and production forecast, generally resulting in a one to two month supply of steel coil on hand. We currently seek to minimize the potential adverse impact of commodity price risks of our steel inventory by minimizing the amount of steel inventory we carry. However, opportunities to purchase larger quantities at below market value are considered and reviewed against current market conditions. A portion of our working capital may be used to purchase and store steel when prices are deemed to be favorable.

     EWCO also uses structural materials in the manufacture of its steel storage rack systems, such as angle iron, I-beams, and flange beams. EWCO generally purchases items that it uses in larger volumes directly from three steel mills to obtain the best price and quality, subject to product availability and freight costs. It typically maintains a one-month supply of large volume

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     materials.  It purchases  smaller volume materials through one of two local service centers, which may charge more, but do not require us to carry as much inventory.

     During the first six months of 2007, we purchased approximately 19% and in 2006, we purchased approximately 17% of our steel coil from four suppliers. While we believe steel coil is generally available from a number of suppliers, the loss of any of our present suppliers, interruption of production at one or more of these suppliers or any other disruption in the supply of steel coil from these suppliers could impair our ability to manufacture our products or require us to pay higher prices to obtain steel coil from other sources. We do not intend to maintain significant inventories of steel coil. Therefore, we might incur delays in meeting delivery deadlines if a particular supplier is unable or unwilling to meet our requirements.

     The cost of steel represented approximately 63% of our net revenues in the first six months of 2007 and approximately 62% of our net revenues in 2006. As a result, the steel industry, which is highly volatile and cyclical in nature, materially affects our business. Steel is a global commodity, with its price based on worldwide supply and demand. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices. The average cost per ton of our base steel coil purchased in the years ended December 31, 2006, 2005 and 2004 was $655, $575 and $649, respectively.

     The United States imposed anti-dumping tariffs in March 2002 on some countries over a three-year period at decreasing rates, reducing foreign imports of steel coil and increasing the cost of flat rolled steel in 2003. These protections were rescinded in December 2003, but we believe the devaluation of the U.S. dollar in relation to foreign currencies and increased Chinese consumption of steel has limited steel imports. We believe that these conditions, combined with increased demand from a recovering U.S. economy and increased consolidation in the domestic steel producing industry resulted in continued increased costs of steel coil in the beginning of the second quarter of 2004, although steel prices stabilized in the latter part of 2004. In the fourth quarter of 2004, steel prices began to decline. Steel prices for our base steel coil continued to abate during 2005, stabilizing in the fourth quarter of 2005. This deterioration in the U.S. markets with declines in shipments, consumption, and production were due largely to excess inventories at both distributors and original equipment manufactures. Less robust economic growth and weakness in the automotive sector also contributed to the declines. Prices firmed starting in September 2005 and continued to increase gradually throughout 2006 before tapering off from November of 2006 to March of 2007. We anticipate increasing steel costs during the remainder of 2007.

Trademark and Domain Names

     We have registered the trademark SpaceRak (R) in the United States. We believe that SpaceRak (R) is recognizable in the industry and might be important to our steel storage rack systems business.

     Tarpon     maintains     web     sites     at     www.tarponind.com     and
www.tarponindustries.net, which latter web site routes the user to the www.tarponind.com website. EWCO also maintains web sites at www.SpaceRak.net and www.ewco.net.

Environmental, Health and Safety Regulation

     Our business is subject to numerous US and Canadian local, state, provincial and federal laws and regulations concerning environmental, health and safety matters, including those relating to air emissions, wastewater discharges, storm water drainage, and the generation, handling, storage, transportation, treatment and disposal of hazardous materials. Violations of such laws and regulations could lead to substantial fines and penalties. Also, there are risks of substantial costs and liabilities relating to the investigation and remediation of past or present contamination, at current or former properties used or owned by us and at third-party disposal sites, regardless of fault or the legality of the original activities that led to such contamination.

     EWCO is unaware of any material noncompliance with its air permits or applicable air, water and waste management rules and regulations at its Marysville or Marlette, Michigan facilities, except that, in July 2004, the Michigan Department of Environmental Quality, or "MDEQ," notified EWCO that it had determined that the Marysville facility was a "major source" for certain air emissions and that EWCO had failed to apply for a Renewable Operating Permit for air emissions not covered by its Permit to Install then in effect. EWCO applied for a revised Permit to Install to obviate the need for a Renewable Operating Permit in August 2004, and received the revised Permit to Install in December 2004. The MDEQ and EWCO negotiated a resolution of the violations alleged by MDEQ, and EWCO paid a settlement amount of approximately $31,000 to resolve the violations alleged by the MDEQ in July 2004.

     Subsequently in October 2005, the MDEQ Water Bureau cited EWCO for not having separate Storm Water Pollution Prevention Plans for each physical location in Marysville along with other minor infractions. Since that time separate plans were developed and submitted to the MDEQ for their approval. The Company incurred approximately $28,000 to remediate the issue and does not anticipate any further expenses.

     On January 19, 2006, the Michigan Occupational Safety and Health Administration (MIOSHA) performed an inspection of both the SpaceRak and EWCO facilities to identify any violations of the General Industry Safety Standards. On February 7, 2006, an exit interview was held with the inspector, at which time the State identified nineteen "Serious" violations and fourteen "Other Than Serious" violations. On April 27, 2006 formal notification was received from the State of Michigan outlining proposed penalties totaling $13,650. The various citations were subsequently addressed by the Company, which supplied the necessary documentation to the State of Michigan, resulting in a reduction of penalties to a total of $6,825, paid by the Company on May 17, 2006. On June 5, 2006 the Company received notification from the State of Michigan that all violations had been satisfactorily been abated and the investigation was closed.

     A Phase I and II environmental report prepared in June 2003 for the Steelbank facility in Mississauga, Ontario, acquired in 2005, did not identify any material noncompliance with applicable environmental legislation and guidelines. In connection with a non-functional bag house operation, it recommended that in the event that the bag house became operational that the facility determine whether it is required to obtain from the appropriate regulatory agencies a certificate of approval for its baghouse operation.

     A Phase I update for the Steelbank facility was performed in April 2005. The report reconfirmed the prior reports' conclusions regarding the need to determine whether a certificate of approval is necessary for the baghouse operation in the event it became operational.

     The report also identified an area of petroleum hydrocarbon soil contamination near a disconnected electrical transformer on the Haines Road property. A total of 2.76 metric tons of contaminated material was removed. Subsequent soil verification met the applicable standard.

     The Phase I report identified a concern related to staining around an above-ground storage tank. The Phase 1 update report reviewed the above-ground storage tank and did not observe significant staining on the ground surface or distressed vegetation near the above-ground storage tank and did not recommend any further action.

     The Phase 1 update report also identified a concern related to an underground storage tank ("UST"). The location of the tank was identified. The tank was removed and the area remediated to applicable standards.

     We conducted a Phase I review in December 2004. The Phase I update reconfirmed the prior reports' observations regarding an area of petroleum hydrocarbon soil contamination near a disconnected electrical transformer on the Steelbank property and also identified an additional, similar staining around an above-ground fuel storage tank.

     During the quarter ended June 30, 2006, Agellan Investments, Inc. ("Agellan"), in the course of its due diligence toward the purchase of the Haines Road real estate, hired an environmental engineering firm to survey the site. The engineering firm discovered contaminants on the property, a fact previously undisclosed to us. Remediation cost estimates ranged between $0.5 million and $1.2 million. As a result, we recorded an impairment charge of $750,000, the cost negotiated with Agellan to assume responsibility for the contaminants and indemnify us. The sale of the Haines Road real estate to
Agellan was completed on November 22, 2006, thus eliminating further environmental risk to us.

     We do not expect to be operating the Steelbank facility after October 2007.

Seasonality

     There are seasonal fluctuations in demand for our products. Historically, the demand for our steel tubing products typically peaks during the first and second quarters, while demand for our steel storage rack systems typically peaks during the third and fourth quarters. The timing of these fluctuations has been dependent on the overall economy and may change as our customer and product mix change.

Insurance

     Actual or claimed  defects  in our  products  could  give rise to  products liability claims against us. We might be sued because of injury or death, property damage, loss of production or suspension of operations resulting from actual or claimed defects in our products. We have products liability insurance with a liability limit of $5,000,000 for our U.S. operations and $4,722,000 ($5,000,000 Cdn.) for Canadian operations.

Employees

     As of June 30, 2007, the Company employed a total of approximately 172 full-time individuals, with Tarpon employing five, EWCO employing 128 and Steelbank employing 39. Of the total, 138 were involved with production and the remaining 34 were executive and administrative personnel. The sale or liquidation of Steelbank is expected to reduce the June 30, 2007 employee headcount by approximately ____ persons.

     Our future performance depends on the continued service of our key sales, production and senior management personnel and consultants.

     Approximately 105 EWCO employees are covered by a collective bargaining agreement with the International Brotherhood of Teamsters that expires on October 15, 2009. The Teamsters have represented employees at the Marysville facility since 1967 and employees at the Marlette facility since 2000. We believe our employee relations are good.

Financial Information about Geographic Areas

     The following table sets forth on proforma basis (after giving effect to the acquisitions of EWCO, Steelbank and Haines Road) information regarding our revenues from the United States and Canada and long-lived assets located in the United States and Canada:


                                                          Year Ended December 31,
        Revenues By Country                  2006              2005 Proforma            2004 Proforma
                                             ----              -------------            -------------
                                                           (dollars in thousands)
   United States......................       $60,229                  $49,732               $43,188
   Canada.............................       15,102                   11,119                 7,849


                                                                             As of December 31,
   Long-Lived Assets Located In:                                       2006                  2005
                                                                   ---------------        ----------
                                                                           (dollars in thousands)
   United States..............................                      $ 463                  $  629
   Canada.....................................                      4,682                  14,013

                                   PROPERTIES

     Our headquarters are located in Marysville, Michigan.

     As of June 30, 2007, the Company's facilities are set forth in the following table:

                                       Square                             Own /
Location                               footage          Purpose          Lease
--------                               -------          -------          -----
Marysville, Michigan                   200,000  *     Manufacturing      Lease
Marlette, Michigan                      40,000        Manufacturing      Lease
Mississauga, Ontario, Canada            85,000        Manufacturing      Lease

(*)  Includes approximately 7,000 square feet of offices.

     We believe the space is adequate for our current needs.

     Obligations for the leased facilities are incorporated within "Operating lease obligations" under the heading "Contractual Obligations" in Item 7 of Management's Discussion and Analysis of Financial Condition and Results of Operation.

                                   MANAGEMENT

     The following table sets forth the names and ages of our directors and executive officers and the positions they hold with us as of the date hereof:

Name                         Age         Position
----                         ---         --------

James W. Bradshaw              55        Chief Executive Officer, Chairman of
                                         the Board of Directors (Class
                                         I), Secretary
Patrick J. Hook                40        President, Chief Operating Officer
Michael A. Ard                 49        Director (Class III)
Tracy L. Shellabarger          50        Director (Class III)
Frank Gesuale                  61        Director (Class II)

     James W. Bradshaw. Mr. Bradshaw joined us in 2005 as Vice President of Mechanical Tubing, based at Steelbank and became Chief Executive Officer in April 2006. Prior to joining us, Mr. Bradshaw was a consultant with Greybrooke & Associates, Inc. From 2002 to 2003, he was President and General Manager for International Technical Coating, Inc., a steel wire manufacturing company with 130 employees and customers including Home Depot and Lowes. From 1992 to 1997, Mr. Bradshaw was President and Chief Operating Officer of American Tube and Pipe, a $120 million steel pipe and tubing company which was purchased by Tyco International Ltd. In 1997. Earlier in his career, he served as General Manager for Wheatland Tube Company, and President of Reeves Southeastern Corporation.

     Patrick J. Hook. Mr. Hook has served as our President and Chief Operating Officer since February 2005. Mr. Hook served as Operations Manager for Copperweld, Inc., Chicago Division, a steel tubing manufacturer, from September 2001 to February 2005. In this capacity, Mr. Hook was responsible for all operating activities for the Chicago and Bedford Park divisions of Copperweld. From March 2001 to September 2001, Mr. Hook served as Plant Manager of Copperweld's Birmingham Division. From November 1999 to March 2001, Mr. Hook reported directly to the Copperweld U. S. Structural Division Vice President. In this capacity, Mr. Hook was responsible for integrating the operations of four U.S. Structural Steel Tubing Divisions that were acquired through acquisition. From August 1997 through October 1999, Mr. Hook was the Plant Manager of LTV Corporation - Youngstown Division, a steel manufacturer. Mr. Hook's previous experience includes several positions of increasing responsibilities in the engineering and operating arenas while employed with LTV Steel at the Indiana Harbor Works Division. Mr. Hook received a B.S. in mechanical engineering from Michigan Technological University and is a graduate of the University of Michigan Executive Manufacturing Program. Mr. Hook is a member of the Tube and Pipe Association, International and of the Tube and Pipe Producing Technology Council.

     Michael A. Ard. Mr. Ard has served as our Class III director and as EWCO's director since October 2004. He has served as Director of Sales and Marketing, Storage Condo Division, of Aardex Corporation, a commercial real estate developer, since March 2003. He served as Western Area Sales Manager of LiDCO Limited, a start-up medical device manufacturer and distributor, from August 2001 to August 2002. He served as Director of Global Marketing, from June 1998 to July 2001, and as U.S. Area Manager, from February 1996 to June 1998, of Deltex Medical Group, a start-up cardiac monitor manufacturer and distributor. Mr. Ard received a B.S. degree in broadcast communications from the University of Florida.

     Tracy L. Shellabarger. Mr. Shellabarger joined our Board of Directors as a Class III director in January 2006. From 1994 to 2004, Mr. Shellabarger served as Chief Financial Officer for Steel Dynamics, Inc., a publicly traded steel manufacturer. During his tenure at Steel Dynamics, Mr. Shellabarger led its finance, accounting, tax, insurance, and legal efforts, spearheading the initial public offering and driving sales to more than $2 billion. Prior to his role with Steel Dynamics, from 1987 to 2004, Mr. Shellabarger served as Controller of a division of Nucor Corporation, a Fortune 400 steel manufacturer. He also spent more than seven years with former "Big 8" accounting firm Touche Ross & Company as a tax manager. Mr. Shellabarger earned a Bachelor of Science Degree in Accounting from the University of North Carolina, Chapel Hill, and is a certified public accountant (CPA) and member of the AICPA.

     Frank Gesuale. Mr. Gesuale joined our Board as a Class II director in May 2007, and has extensive experience in general management, finance and sales and marketing, particularly in the steel, fabrication and construction industries. From 1992 until 2004, he led his own management company, GreyBrooke & Associates LLC, which provided direction, support and financial sources for emerging growth and under-performing companies. Since 2004, Mr. Gesuale has worked for Sunwest Mortgage LLC, which is active in residential and commercial real estate finance. Prior to 1992, Mr. Gesuale, was chief operating officer and a board member of Southwest Financial Systems, where he was responsible for sales, finance, marketing, strategic planning and third party support, and was instrumental in completing a complex financial and organizational restructuring. Mr. Gesuale has also served as chief financial officer and a member of the board of directors of Rossborough Manufacturing Inc, a producer of metallurgical additives and equipment for primary domestic steel companies in the United States and Canada. He began his career with Westinghouse Electric, where he served as a controller of a $200 million Systems Furniture Business.

     All our officers devote their full-time attention to our business. No director or executive officer is related to any other of our directors or executive officers, and there are no arrangements or understandings between a director and any other person that such person will be elected as a director. There are no material proceedings to which any of our director, director nominee, executive officer or affiliate, any owner of record or beneficially of more than five percent of any class of our voting securities or those of our subsidiaires, or any associate of any such director, officer, affiliate or security holder is a party adverse to us.

Board of Directors

     Our board of directors consists of Messrs. Bradshaw, Ard, Shellabarger and Gesuale. Our board of directors has determined that Messrs. Ard, Shellabarger and Gesuale are independent as defined in the American Stock Exchange's listing standards.

     Our board of directors is divided into three classes and the directors serve staggered three-year terms. Our directors will hold office until the Annual Meeting of Shareholders to be held in 2007 for James W. Bradshaw, the Annual Meeting of Shareholders to be held in 2008 for Frank Gesuale, the Annual Meeting of Shareholders to be held in 2009 for Michael A. Ard and Tracy L.
Shellabarger, and until their successors are elected and qualified, or until their earlier death, resignation or removal. Directors may be removed only for cause. Our Restated Articles of Incorporation set the minimum and maximum number of directors constituting the entire Board at three and fifteen, respectively, and require approval of holders of 90% of our voting shares to amend this provision. Directors are elected by plurality vote. Vacancies and newly-created directorships resulting from an increase in the authorized number of directors may be filled by a majority vote of the directors then in office, even if less than a quorum. In addition, our bylaws require advance notice of any nominations for director, along with information about the nominee and the shareholder.

     Our  Board  has  three  standing   committees:   Audit,   Compensation  and
Nominating. Messrs. Ard, Shellabarger and Gesuale are the sole members of our Audit, Compensation and Nominating Committees.

Audit Committee

     We have an Audit Committee that consists of three directors and is established for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. Messrs. Ard, Shellabarger and Gesuale are the current member of this committee.

     Messrs. Ard, Shellabarger and Gesuale are independent as independence for audit committee members is defined in the American Stock Exchange's listing standards, as those standards have been modified or supplemented. Our financial expert is Mr. Shellabarger

     The Audit Committee intends to meet at least quarterly and (1) is directly responsible for the appointment, compensation, retention and oversight of the work of our independent public accounting firm, (2) approves the engagement of our independent public accounting firm to render audit or non-audit services before the services begin; this pre-approval authority may be delegated to one or more members of the Audit Committee, (3) takes, or recommends that the full board takes, appropriate action to oversee the independence of our independent public accounting firm, (4) reviews audit and other reports from our independent public accounting firm and provides them with access to report on any and all appropriate matters, (5) reviews and discusses the audited financial statements and the matters required to be discussed by SAS 61 with management and the independent accountants, (6) recommends to the board whether the audited financial statements should be included in our Annual Report on Form 10-K, (7) reviews with management and the independent accountants the quarterly financial information before we file our Form 10-Qs, (8) discusses with management and the independent accountants the quality and adequacy of our internal controls, (9) establishes procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (b) confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, (10) reviews related party transactions required to be disclosed in our proxy statement for potential conflict of interest situations and approves all such transactions, and (11) discusses with management the status of pending litigation as it pertains to the financial statements and disclosure and other areas of oversight as the committee deems appropriate.

     Our board of directors has adopted a written charter for the Audit Committee, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Compensation Committee

     We have a Compensation Committee which consists of three directors. The Compensation Committee does not have a written charter and makes recommendations to the board of directors with respect to compensation arrangements and plans for our senior management, officers and directors and administers our 2004 Stock Option Plan. Messrs. Ard, Shellabarger and Gesuale are the current members of this committee.

Nominating Committee

     We have a Nominating Committee which consists of three directors. The Nominating Committee identifies individuals to become board members and selects, or recommends for the board's selection, director nominees to be presented for shareholder approval at the Annual Meeting of Shareholders or to fill any vacancies. Messrs. Ard, Shellabarger and Gesuale are the current members of this committee.

     Our board of directors has adopted a written charter for the Nominating Committee, a copy of which is an exhibit to the registration statement of which this prospectus is a part.

     The Nominating Committee's policy is to consider any director candidates recommended by shareholders. Such recommendations must be made pursuant to timely notice in writing to our Secretary, at Tarpon Industries, Inc., 2420 Wills Street, Marysville, Michigan 48040. To be timely, the notice must be received at our offices at least 120 days before the anniversary of the mailing of our proxy statement relating to the previous Annual Meeting of Shareholders or by December 31, 2006 for the 2007 Annual Meeting of Shareholders. The notice must set forth (1) with respect to the director candidate, among other things, information about the candidate's name, age, principal occupation or employment, shares owned, independence, other boards on which the candidate serves, transactions, relationships, arrangements and understandings between the candidate and us and between the candidate and the shareholder giving the notice, and any other information relating to the candidate that we would be required to disclose in our proxy statement, and (2) with respect to the shareholder giving the notice, among other things, information about the shareholder's name, address, shares owned and the period they have been held.

     The Nominating Committee has not established specific, minimum qualifications for recommended nominees or specific qualities or skills for one or more of our directors to possess. The Nominating Committee uses a subjective process for identifying and evaluating nominees for director, based on the information available to, and the subjective judgment of, the members of the Nominating Committee and our then current needs, although the committee does not believe there would be any difference in the manner in which it evaluates nominees based on whether the nominee is recommended by a shareholder. Historically, our directors have been existing directors, associates of our founder or an owner of a business we acquired.

Code of Business Conduct and Ethics

     We adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Business Conduct and Ethics contains written standards that we believe are reasonably designed to deter wrongdoing and to promote (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (2) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications we make,
(3) compliance with applicable governmental laws, rules and regulations, (4) the prompt internal reporting of violations of the code to an appropriate person or persons named in the code, and (5) accountability for adherence to the code.

     We will provide to any person without charge, upon request, a copy of our Code of Business Conduct and Ethics. Requests for a copy of our Code of Business Conduct and Ethics should be made to our Secretary at Tarpon Industries, Inc., 2420 Wills Street, Marysville, Michigan 48040. We intend to satisfy the disclosure requirement under Form 8-K regarding an amendment to, or a waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the code definition enumerated in Securities and Exchange Commission, Regulation S-K, Item 406(b) by posting such information on our Web site at http://www.tarponind.com within five business days following the date of the amendment or waiver.


                             EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

     The following discussion and analysis of compensation arrangements of our named executive officers for 2006 should be read together with the compensation tables and related disclosures set forth below.

     The primary objectives of our board of directors with respect to executive compensation are to attract and retain the best possible executive talent, to tie annual and long-term cash and stock incentives to achievement of measurable corporate and individual performance objectives, to be affordable within the context of our operating expense model, to be fairly and equitably administered and to reflect our values. Overall, the total compensation opportunity is intended to create an executive compensation program that is based on comparable public companies and any other considerations that we deem to be relevant.

Compensation Components

     Base Salary. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be in the range of salaries for executives in similar positions and with similar responsibilities at comparable companies in line with our compensation philosophy. Base salaries are reviewed by our compensation committee annually, and take into account individual responsibilities, performance and experience.

     Annual Bonus. In addition to base salaries, we believe performance-based cash bonuses are important in providing incentives to achieve corporate goals. Cash bonuses are intended to reward individual performance during the year and can therefore be highly variable from year to year. The goals for our executive officers are communicated to them after being determined by our board of directors. In 2007, the goals will be established by the compensation committee. Our compensation committee has not yet determined the corporate performance goals it will apply in determining our executive officers' bonuses for 2007.

     Long-Term Incentive Program. We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through our grants of stock-based awards. Our long-term equity incentive compensation is currently exclusively in the form of stock options to acquire our common stock, issued in conjunction with our Amended and Restated 2004 Stock Option Plan (the "Stock Option Plan"). Our equity incentive plan was established to provide our employees, including our executive officers, with incentives to help align those employees' incentives with the interests of our stockholders. We have granted awards to our employees primarily through our Stock Option Plan. In 2006, certain of our named executive officers were granted options pursuant to our Stock Option Plan in the amounts indicated in the section below entitled "Grants of Plan Based Awards."

     In the past, our practice has been to review annually equity awards to existing employees, including our executive officers, and make additional awards if appropriate. With respect to newly hired employees, including executive officers, we typically grant options upon the commencement of employment or at the first meeting of the board of directors following such employee's hire date. Like our other pay components, we intend that the annual aggregate value of these awards will be set in line with that of comparable companies.

     In 2006, we granted options to purchase a total of 510,000 shares to our executive officers. Our board of directors does not apply a rigid formula in allocating stock options to executive officers as a group or to any particular executive officer. Instead, our board of directors exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive officer, competitive factors, the amount of stock-based equity compensation already held by the executive officer, the non-equity compensation received by the executive officer and the total number of options to be granted to all participants during the year. The number of stock options granted to each named executive officer is set forth in the "Grants of Plan-Based Awards Table." The value of such grants, as determined in accordance with FAS 123R for each individual named executive officer is set forth in the column "Option Awards" in the "Summary Compensation Table."

     We do not have specific share retention and ownership guidelines for our executive officers.

     Stock Appreciation Rights. To date no stock appreciation rights have been awarded to any of our executive officers. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

     Restricted Stock Grants or Awards. We did not grant restricted stock or restricted stock awards to any of our executive officers in the six months ended June 30, 2007 or the years ended December 31, 2006, 2005 or 2004. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

     Other Compensation. All of our executive officers may participate in our health programs, such as medical and dental coverage, and our 401(k) programs.

     The compensation committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to adopt plans or programs providing for additional benefits if the compensation committee determines that doing so is in our best interests.

     Stock Ownership Guidelines. We have not currently adopted stock ownership guidelines. We may implement guidelines regarding the issuance of new stock option awards in the future in order to assure that our officers are appropriately incentivized.

Equity Incentive Plan

     Amended and Restated 2004 Stock Option Plan

     Our board of directors adopted the Stock Option Plan, which was amended and restated in 2007 and approved by our shareholders at a meeting held on February 12, 2007.

     Awards. The Stock Option Plan provides for the grant of incentive stock options and non-qualified stock options (collectively, "stock awards"), all of which may be granted to employees (including officers), directors, and consultants; provided, however, that incentive stock options may only be granted to employees.

     Share Reserve. The aggregate number of shares of our common stock that may be issued pursuant to stock awards under the Stock Option Plan (including incentive stock options) is 1,000,000 shares.

     Administration. Subject to the terms of the Stock Option Plan, our compensation committee determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the compensation committee will also determine the exercise price of stock options granted.

     Stock Options. Incentive and non-qualified stock options are granted pursuant to incentive and non-qualified stock option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a stock option, within the terms and conditions of the Stock Option Plan, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant and the exercise price of a non-qualified stock option cannot be less than 85% of the fair market value of our common stock on the date of grant. All stock options granted under the Stock Option Plan vest at the rate specified by the compensation committee.

     The compensation committee determines the term of stock options granted under the Stock Option Plan, up to a maximum of ten years (except in the case of incentive stock options granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates, in which case the term of the incentive stock option must not exceed five years). Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's relationship with us, or any of our affiliates, ceases for any reason other than disability or death or for cause, the optionee may exercise any vested stock options for a period of three months following the cessation of service. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death, the optionee or a beneficiary may exercise any vested options for a period of 12 months from the date of death or disability. In no event, however, may a stock option be exercised beyond the expiration of its term.

     Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the compensation committee and may include (a) cash or check, (b) the tender of common stock previously owned by the optionee, and (c) other legal consideration approved by the plan administrator.

     Unless the compensation committee provides otherwise, stock options generally are not transferable except by will or the laws of descent and distribution, and in the case of non-qualified stock options, pursuant to certain trusts or by gift to certain family members.

     Changes to Capital Structure. In the event that there is a change in our capital structure, such as a stock split, appropriate adjustments will be made to (i) the number of shares reserved under the Stock Option Plan, (ii) the maximum number of options that can be granted in a fiscal year, and (iii) the number of shares and exercise price, if applicable, of all outstanding stock awards.

401(k) Plan

     We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan provides that each participant may contribute up to 15% of his or her pre-tax compensation, up to the statutory limit, which is $15,500 for calendar year 2007. Participants that are 50 years or older can also make "catch-up" contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit.

     Under the 401(k) plan, each participant is fully vested in his or her deferred salary contributions, when contributed. We do not make matching contributions. Participant contributions are held and invested by the plan's trustee.

Summary Compensation Table

     The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer and certain other executive officers.


                                                                                    Non-Equity
                                                                                    Incentive   Change
                                                                                      Plan        in      All Other
                                                                   Stock   Option    Compen-    Pension   Compen-
   Name and Principal Position      Year      Salary     Bonus     Awards  Awards     sation     Value    sation       Total
--------------------------------------------------------------------------------------------------------------------------------
James W. Bradshaw, Chief            2006    $ 183,077    $   -   $ 40,000 $ 126,000                                 -  $349,077
Executive Officer (1)

Patrick J. Hook, President          2006      204,231                        39,600                                 -   243,831

                                    2005      186,798     30,331            121,200                           404       338,733

J. Peter Farquhar, Former           2006      202,634          -                  -                                 -   202,634
Chairman of the Board, Chief
Executive Officer and Secretary     2005      224,122          -            181,800                         5,457 (6)   411,379
(until February 2005) President
(2)                                 2004       21,333          -                  -                        22,000 (6)   43,333

J. Stanley Baumgartner, Jr.,        2006       91,781          -   56,800    70,000                                 -   218,581
Former Chief Financial Officer
(3)

John A. Mayfield, Former Chief      2006       50,481          -                  -                                 -    50,481
Financial Officer (4)

James T. House, Former Chief        2006      105,116          -                  -                                 -   105,116
Financial Officer
                                    2005      157,370     25,000            121,200                       153,179 (7)   456,749

                                    2004       58,301          -                  -                                 -    58,301

Gary D. Lewis, former Chairman      2004       82,306          -                  -                       563,900 (8)   646,206
of the Board, President and
Chief Executive Officer (until
April 2004)(5)

Charles A. Vanella, former          2004     119,922           -                  -                       227,692 (9)   347,614
President and Chief Executive
Officer  (April to August 2004);
President and Chief Executive
Officer of EWCO


(1)  Mr. Bradshaw became our Chief Executive Officer in April 2006.


(2) Mr. Farquhar became our Chief Executive Officer in August 2004 and ceased to act as such on April 23, 2006. The compensation shown in the table for fiscal 2004 represents compensation paid to him in all capacities in 2004. The compensation shown in the table for fiscal 2006 represents compensation for 2006 services rendered plus payments received in connection with Mr. Farquhar's Termination Agreement.

(3) Mr. Baumgartner became our Chief Financial Officer in June 2006 serving until December 18, 2006.


(4) Mr. Mayfield became our Chief Financial officer in November 2005 serving until March 2006.


(5) Mr. Lewis resigned as our Chairman of the Board, President, Treasurer, Chief Executive Officer and as one of our directors in April 2004 effective upon the acquisition of EWCO and we entered into a Management Consulting Agreement with Bainbridge Advisors, Inc. at the same time. Mr. Lewis is the President, Chief Executive Officer and majority owner of Bainbridge, which we currently retain for acquisition and other consulting services. See "Compensation Committee Interlocks and Insider Participation" for a description of our Management Consulting Agreement with Bainbridge. We also paid Mr. Lewis $350,000 for his services to us in 2002 and $45,390 for his services to us in 2001 and reimbursed him for automobile lease payments and excess mileage charges in the amount of $11,140 in 2004, $9,552 in 2003 and $8,987 in 2002.


(6) Amounts for 2004 for Mr. Farquhar, represent $12,000 in director fees paid him prior to his employment as CEO and we issued 2,000 of our common shares to Mr. Farquhar in February 2005 in payment for $10,000 of consulting services he rendered to us in 2004 before he became our Chief Executive Officer. Amounts for 2005 for Mr. Farquhar represent $3,000 for director fees paid to him prior to his employment as CEO and $2,457 for 401(K) plan Company matched amounts.


(7) Mr. House resigned as CFO in December 2005. The amount of $150,650 represents severance and consulting compensation as part of his termination agreement. The remaining amount of $2,529 represents 401(K) matched amounts from the Company.


(8) Amounts for 2004 for Mr. Lewis include an aggregate of $563,900 payable to Mr. Lewis under the Management Consulting Agreement with Bainbridge Advisors, Inc., including retainers, success fees in connection with our acquisitions of EWCO and Steelbank (which are payable in installments), and reimbursement of legal fees, insurance costs and other fees and expenses, but not including the stock option granted to designees of Bainbridge.


(9) Amounts for 2004 for Mr. Vanella, include an aggregate of $225,427 payable under a Termination Agreement with Mr. Vanella, and $2,265 in matching contributions paid by us into our 401(k) plan.

Grants of Plan Based Awards

     All options granted to our named executive officers in 2006 are non-qualified stock options. The exercise price per share of each option granted to our named executive officers was determined in good faith by our board of directors on the date of the grant. All of the stock options granted to our named executive officers in 2006 were granted under our Stock Option Plan.

     The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for the fiscal year ended December 31, 2006:

                                    Grants of Plan-Based Awards
                      Estimated Future Payouts Under     Estimated Future       All Other     All Other
                        Non-Equity Incentive Plan        Payouts Under Equity     Stock        Option
                                 Awards                  Incentive Plan Awards  Awards(1):     Awards:
                      ------------------------------    -----------------------------------------------
                                                                                                                           Grant
                                                                                                                           Date Fair
                                                                                       Number of   Number of   Exercise of Value of
                                                                                       Shares of   Securities  Base Price  Stock and
                                                                                       Stock or    Underlying  of Optin    Options
    Name        Grant Date  Threshold  Target   Maximum   Threshold  Target   Maximum    Units     Options     Awards      Awards
-----------------------------------------------------------------------------------------------------------------------------------
James W.           04/26/06      -        -        -          -        -          -      16,326      50,000       2.45     $54,000
Bradshaw                         -        -        -          -        -          -         -       200,000       0.88      72,000

J. Peter Farquhar      -         -        -        -          -        -          -         -          -            -         -

Patrick Hook                     -        -        -          -        -          -         -       110,000       0.88      39,600

J. Stanley
Baumgartner, Jr.    06/26/06     -        -        -          -        -          -      40,000      40,000       1.75      36,400

John A. Mayfield       -         -        -        -          -        -          -         -       110,000       0.88      31,600


Outstanding Equity Awards At 2006 Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers outstanding as of December 31, 2006:


                                      Option Awards                                               Stock Awards
                                                                                                  Equity       Incentive
                                                                                                  Incentive    Plan
                                                                                         Market   Plan         Awards:
                                                                                         Value    Awards:      Market
                                                                                          of      Number       or Payout
                                           Equity                              Numbers   Shared   of           Value of
                                           Incentive                           of        or       Unearned     Unearned
                                           Plan                                Shares    Units    Shares,      Shares,
              Number of     Number of      Awards:                             or Units   of      Units, or    Units, or
              Securities    Securities     Number of                           of Stock  Stock    Other        Other
              Underlying    Underlying     Securities                          That      That     Rights       Rights
Name and      Unexercised   Unexercised    Underlying  Option    Option        Have      Have     That         That
Principal     Options       Options        Unearned    Exercise  Expiration    Not       Not      Have Not     Have Not
Position      Exercisable   Unexercisable  Options     Price     Date          Vested    Vested   Vested       Vested
-------------------------------------------------------------------------------------------------------------------------

James W.                 -         50,000           -    2.45     04/26/16           -       -        -         -
Bradshaw,
Chief                    -        200,000           -    0.88    10/12/2016          -       -        -         -
Executive
Officer

J. Peter            26,667      33,333(1)           -    5.50     02/17/15           -       -        -         -
Farquhar,
Chief
Executive
Officer

Patrick             13,333         26,667           -    5.50     02/17/15           -       -        -         -
Hook,                             110,000                0.88     10/12/16
President

J. Stanley               -         40,000           -    1.75     06/26/16   40,000(2)       -        -         -
Baumgartner,                          (2)
Jr., Chief                        110,000                0.88     10/12/16
Financial                             (2)
Officer

John A.                  -      40,000(3)           -    5.50     11/14/15           -       -        -         -
Mayfield,
Chief
Financial
Officer

James T.                 -     40,000 (4)           -    5.50      2/17/15           -       -        -         -
House

(1) On February 17, 2005, Mr. Farquhar was granted an option to purchase 50,000 shares of Common Stock which was to vest ratably on February 17, 2006, February 17, 2007, and February 17, 2008. Mr. Farquhar resigned in April of 2006; as a result, only one-third of the option to purchase 50,000 shares vested and Mr. Farquhar forfeited the balance. Mr. Farquhar also received an option to purchase 10,000 shares of Common Stock on February 17, 2005 in connection with his service as a director for the Company. This option vested upon issuance.

(2) On June 26, 2006, Mr. Baumgartner was granted an option to purchase 40,000 shares of Common Stock and 40,000 shares of Common Stock. Both the option and the stock issuance were subject to a vesting schedule, which provided for vesting ratably on June 26, 2007, June 26, 2008 and June 26, 2009. On October 12, 2006, Mr. Baumgartner was granted an option to purchase 110,000 shares of Common Stock, which provided for ratable vesting on October 12, 2007, October 12, 2008 and October 12, 2009. At the time Mr. Baumgartner resigned in December 2006, no part of the options or the stock grant had vested and he has forfeited rights to both.


(3) Mr. Mayfield resigned prior to the vesting of any of his stock options, which were forfeited.


(4) Mr. House resigned prior to the vesting of any of his stock options, which were forfeited.


Option Exercises and Stock Vested

     No options were exercised by our named executive officers as of June 30, 2007.

Pension Benefits

     We do not currently maintain qualified or non-qualified defined benefit plans.

Non-qualified Deferred Compensation

     We do not currently maintain non-qualified defined contribution plans or other deferred compensation plans.

Employee Agreements and Potential Payments Upon Termination or Change in Control

     The following summaries set forth the employment agreements and potential payments payable to our executive officers upon termination of employment or a change in control of us under their current employment agreements and our other compensation programs.

     James W. Bradshaw. We entered into an employment agreement with James W. Bradshaw on April 26, 2005, which provides for a term of two years and then continues from year to year unless terminated by either party. Mr. Bradshaw's base salary is $200,000 per year. Mr. Bradshaw received $20,000 of our common stock as of the date of commencement of the employment agreement and an option to purchase 50,000 shares of common stock under our Stock Option Plan. Mr. Bradshaw is eligible to participate in all fringe benefits offered by us, including, without limitation, major medical and dental insurance and a 401(k) plan. If Mr. Bradshaw's employment agreement is terminated due to his death or disability, or for cause, Mr. Bradshaw shall be entitled only to reimbursement of expenses, unpaid compensation actually earned and accrued, and indemnification. If Mr. Bradshaw is terminated without cause, he shall be entitled to severance equal to aggregate compensation paid to him during the preceding 12 months, plus medical and dental benefits for such period. Mr. Bradshaw has agreed not to compete with us for a period of 1 year following termination of his employment with us.

     Patrick J. Hook. In February 2005, we entered into an employment agreement with Patrick J. Hook, pursuant to which he is employed as our President and Chief Operating Officer beginning February 2005, or in such other position as the board of directors determines, for a period ending February, 2008, which term will automatically renew for one additional year unless either party gives the other at least 180 days notice of termination. Mr. Hook's annual salary is currently $210,000, which may be increased by the board of directors. We also paid him a bonus of $30,331, equal to the lost bonus for 2004 from his former employer. Pursuant to this agreement, effective at the February 17, 2005 closing date of our initial public offering, we granted Mr. Hook an option to purchase 40,000 common shares exercisable at $5.50 a share, 110% of our initial public offering price. Mr. Hook is also entitled to participate in any bonus plan established by the Compensation Committee of the board of directors. Mr. Hook is entitled to various fringe benefits under the agreement, including a $750 a month car allowance, a cell phone, four weeks of vacation, reimbursement for books and tuition for an M.B.A. program and one year of salary and benefits if his employment under the agreement is terminated without cause. Mr. Hook has agreed not to compete with us during specified periods following the termination of his employment.

     J. Stanley  Baumgartner,  Jr.. We entered into an employment agreement with
J. Stanley Baumgartner, Jr. as of June 7, 2006 to be Chief Financial Officer, the term of which began on June 26, 2006. Mr. Baumgartner's employment agreement provides for a term of 2 years. Mr. Baumgartner's annual base salary was $175,000 and he was eligible for bonuses at the discretion of the Board of Directors. Mr. Baumgartner was issued 40,000 shares of our common stock upon the commencement of his employment and has also been granted an option to purchase 40,000 shares of our common stock, vesting in 3 equal annual installments at an exercise price of $1.75. On November 27, 2006, he resigned without cause effective as of December 18, 2006.

     J. Peter Farquhar. On January 12, 2005, we entered into an employment agreement with J. Peter Farquhar effective as of August 20, 2004, pursuant to which he was employed as our Chairman of the Board, Chief Executive Officer and Secretary for a period to end on January 12, 2007 or his earlier death, disability or termination for cause. Mr. Farquhar's annual salary was $100,000, but the portion due for the period from August 20, 2004 to January 12, 2005 was deferred until after the February 17, 2005 closing of our initial public offering. Pursuant to this agreement, effective at the February 17, 2005 closing date of our initial public offering, we granted Mr. Farquhar an option to purchase 50,000 common shares exercisable at $5.50 a share, 110% of our initial public offering price. Mr. Farquhar was entitled to various fringe benefits under the agreement, including $5,000,000 of directors and officers liability insurance. He was also entitled to an amount equal to his one-year aggregate compensation and medical and dental benefits if his employment under the agreement is terminated without cause. If his employment is terminated within six months after a change in control, he is entitled to two times annual aggregate compensation and medical and dental benefits for 24 months. In April of 2005, Mr. Farquhar agreed to devote all of his business time to the Company, and as a result, in April 2005, we amended and restated Mr. Farquhar's employment agreement to appropriately compensate him for his increased commitment to the Company. Under the amended and restated employment agreement, Mr. Farquhar continued to be entitled to all of the rights under his original employment agreement, except that (1) the agreement was amended provided that upon expiration, it would renew on the same terms and conditions unless either party provides the other party with 180 days' written notice of termination, (2) Mr. Farquhar's annual salary was increased to $250,000, effective as of the date of such amended and restated employment agreement, (3) Mr. Farquhar was entitled to receive a discretionary bonus of up to 50% of his salary, as determined by the Compensation Committee, (4) Mr. Farquhar was entitled to certain additional fringe benefits under the amended and restated agreement, including a $750 a month allowance for automobile expenses and four weeks of paid vacation, (5) Mr. Farquhar had the right to terminate the employment agreement for good reason, in which case he would be entitled to severance payments equal to his aggregate salary and benefits for one year, and (6) in the event that that the Company or its subsidiaries consummated a transaction in which they acquire 100% of the outstanding common stock or substantially all of the assets of a Company, the Company was required to pay Mr. Farquhar's membership initiation fee, annual dues and monthly membership fees at country club, subject to certain limitations. In addition, Mr. Farquhar's covenant not to compete was amended to provided that he would not engage in activity that is reasonably likely to compete with the Company or its subsidiaries and he agreed not to be employed by, consult with, or have any interest in, any entity which conducts a business in which the Company or its subsidiaries were engaged during the term of his employment agreement. On April 23, 2006, J. Peter Farquhar, then our Chief Executive Officer, ceased to act as such. On April 26, 2006, we and Mr. Farquhar entered into a Termination Agreement. The Termination Agreement provides that Mr. Farquhar's compensation, partially at a reduced level, will continue until January 31, 2007 and that he will render consulting services until such date. We agreed to continue our indemnification obligations to Mr. Farquhar as set forth in the Termination Agreement and Mr. Farquhar provided us a release.

     John A. Mayfield. In November 2005, we entered into an employment agreement with John A. Mayfield, pursuant to which he was employed as our Chief Financial Officer beginning December 2005, for a period to end December, 2008, subject to an automatic one year renewal of termination. Mr. Mayfield's annual salary was $175,000, and an annual bonus of up to 50% of the annual base compensation. Pursuant to this agreement, we granted Mr. Mayfield an option to purchase 40,000 common shares exercisable at $5.50 a share, 110% of our initial public offering price. Mr. Mayfield was also entitled to participate in any bonus plan established by the Compensation Committee of the Board of Directors. Mr. Mayfield was entitled to various fringe benefits under the agreement, including a $500 a month car allowance, a cell phone, four weeks of vacation, and one year of salary and benefits if his employment under the agreement was terminated without cause. Mr. Mayfield has agreed not to compete with us during specified periods following the termination of his employment. Mr. Mayfield resigned effective upon the filing of our Report on Form 10-K for the fiscal year ended December 31, 2005.

     James T. House. On July 8, 2004, we entered into an employment agreement with James T. House, pursuant to which he was employed as our Chief Financial Officer beginning August 2004, for a period to end July 8, 2007. Mr. House's annual salary was $160,000,. Pursuant to this agreement, effective at the February 17, 2005 closing date of our initial public offering, we granted Mr. House an option to purchase 40,000 common shares exercisable at $5.50 a share, 110% of our initial public offering price. Pursuant to the agreement, we also paid Mr. House a $25,000 signing bonus on the February 17, 2005 closing date of our initial public offering and agreed that he was entitled to participate in any bonus plan established by the Compensation Committee of the board of directors. Mr. House was entitled to various fringe benefits under the agreement, including a $500 a month car allowance and one year of salary if his employment under the agreement was terminated without cause. Mr. House has agreed not to compete with us during specified periods following the termination of his employment. This agreement was terminated on December 30, 2005 and Mr. House became a consultant until April 15, 2006 at a fee of $13,333 per month.

     Charles A. Vanella. In April 2004 and in connection with our acquisition of EWCO, we entered into an employment agreement with Charles A. Vanella, pursuant to which he was employed as our President and Chief Executive Officer. In August 2004, we entered into a Termination Agreement with Mr. Vanella, pursuant to which he resigned from all of his positions with us, agreed to render consulting services to us for one year, agreed to a release of claims, agreed to keep our information confidential and agreed not to compete with us for a period of two years following the termination of his consultation. Mr. Vanella's compensation under the agreement includes (1) payment of $100,000 a year for two years, (2) payment for his current health insurance coverage for 18 months, (3) payment of his country club dues for 2004 and 2005, up to $5,000 a year, and (4) continued use of his truck and payment of premiums for insurance on his truck. In December of 2004, as part of an extension of the promissory note made by EWCO in favor of Mr. Vanella, we agreed to pay up to approximately $9,000 of legal fees incurred by Mr. Vanella in connection with his separation from the Company and agreed to pay the approximately $24,500 balance owing on a truck and transfer title to the truck to him in approximately two years.

Director Compensation

     The following table sets forth a summary of the compensation we paid to our directors in 2006:

                                                                        Change in
                                                           Non-       Pension Value
                         Fees                             Stock           and
                        Earned                          Incentive      Nonqualified       All
                          or                              Plan           Deferred        other
                         Paid      Stock     Option      Compen-        Compensation     Compen-
           Name          Cash      Awards    Awards      sation           Earnings       sation       Total
           ----          ----      ------    ------      ------           --------       -----        -----

James W. Bradshaw (1)               8,000       -            -              -              -
J. Peter Farquhar (1)                 -      10,000          -
Tracy Shellaberger                  8,000    10,000          -              -              -
Michael A. Ard                        -      10,000          -              -              -
Gerald Stein (2)                      -      10,000          -              -              -
Dr. Robert Pry (2)                    -      10,000          -              -              -

(1) James W. Bradshaw replaced J. Peter Farquhar on our board of directors in April 2006.

(2) Gerald Stein replaced Dr. Robert Pry on our board of directors in October 2006 and Frank Gesuale replaced Gerald Stein on our board of Directors in May 2007.

     On February 6, 2006, the board of directors adopted, the Outside Director Compensation Plan (the "Plan"). The purpose of the Plan is to enable us to adequately compensate our outside directors by providing such individuals with a combination of cash compensation and equity-based long-term incentive compensation awards.

Principal provisions of the Plan

     The following summary of the Plan, as adopted by the Board of Directors and approved by shareholders on February 12, 2007, is qualified by reference to the full text of the Plan.


                           Director Compensation Plan

----------------------------------- -------------------------------- ----------------------------------------
Name and Position                   Dollar Value ($)                 Number of Units
----------------------------------- -------------------------------- ----------------------------------------

----------------------------------- -------------------------------- ----------------------------------------
Non-Employee Directors
----------------------------------- -------------------------------- ----------------------------------------



----------------------------------- -------------------------------- ----------------------------------------
Name and Position                   Dollar Value ($)                 Number of Units
----------------------------------- -------------------------------- ----------------------------------------


         On election                                                 Options to purchase 10,000 shares of
                                                                     the Company's common stock, vested
                                                                     immediately and exercisable for a
                                                                     period of ten years, with an exercise
                                                                     price of 100% of market value at the
                                                                     date of issue
----------------------------------- -------------------------------- ----------------------------------------
         Monthly                    Cash retainer of $1,000
----------------------------------- -------------------------------- ----------------------------------------
         May 31 of each year                                         For directors in good standing for the
                                                                     current and previous year, a stock
                                                                     grant of $8,000 of the Company's
                                                                     common stock at the current market
                                                                     price
----------------------------------- -------------------------------- ----------------------------------------
         Per in person Board        $1,000
         meeting
----------------------------------- -------------------------------- ----------------------------------------
         Per telephone conference   $250
----------------------------------- -------------------------------- ----------------------------------------
         For special projects       Fee to be agreed to an
         requested by the Board     approved by the Board
----------------------------------- -------------------------------- ----------------------------------------
Committee Chairs                    $500 and $1,000 for the Audit
                                    Committee Chair
----------------------------------- -------------------------------- ----------------------------------------
Employee Directors
                                                                     May 31 of each year, for directors
                                                                     in good standing for the current
                                                                     and previous year, stock grant of
                                                                     $8,000 of Company common stock
                                                                     at current market price as of May
                                                                     31 of that year
----------------------------------- -------------------------------- ----------------------------------------

Administration

     The Plan may be administered by the board of directors or the compensation committee. The Board of Directors and the Compensation Committee, in their respective roles, are referred to as the "Granting Authority". The Granting Authority designates the persons to be granted awards from among those eligible and the type and amount of awards to be granted and has authority to interpret the Plan, adopt, alter and repeal administrative regulations, and determine and amend the terms of awards.

Eligibility

     Awards   under   the   Plan  may   only  be  made  to   outside   directors
(non-employees). Outside directors are automatically granted cash compensation and common stock pursuant to the terms specified in the Plan.

Automatic awards to outside directors

     The Plan provides for the automatic grant of cash compensation and common stock to outside directors on the terms provided above.

Stockholder approval of compensation paid to an employee Director.

     In connection with his promotion to Chief Executive Officer of the Company, we issued Mr. James W. Bradshaw 8,163 shares of our Common Stock. The American Stock Exchange Rules require shareholder approval when issuing equity to certain employees. However, equity issuances to certain employees in connection with their hiring by the Company are exempt from this rule. As Mr. Bradshaw was previously employed by the Company in a different position, this issuance was not exempt from shareholder approval. Therefore, we sought and received shareholders approval of this issuance to Mr. Bradshaw at a meeting held on February 12, 2007.

Limitations on directors' liability and indemnification agreements

     As permitted by Michigan law, we have adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: o any breach of the director's duty of loyalty to us or our stockholders;

     o any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

     o any act related to unlawful stock repurchases or redemptions or payments of dividends; or

     o any transaction from which the director derived an improper personal benefit.

     These limitations of liability do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director's liability under federal securities laws.

     As permitted by Michigan law, our bylaws also provide that:

     o we will indemnify our directors and executive officers, subject to certain exceptions, and may indemnify our other officers, employees and agents, to the fullest extent permitted by law;

     o subject to certain exceptions, we will advance expenses to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by law; and

     o the rights provided in our bylaws are not exclusive.


     The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Currently, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

     We have obtained Directors' and Officers' liability insurance. The policy provides for $2,000,000 in coverage including prior acts dating to our inception and liabilities under the Securities Act in connection with this offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                           RELATED PARTY TRANSACTIONS

     For a description of Joseph Gunnar & Co., LLC's compensation for acting (1) as our placement agent, and (2) as our underwriter in this offering, see "Underwriting."

     In addition to the compensation arrangements, including employment and indemnification arrangements discussed, when required, above under "Management," and the registration rights described below under "Description of Securities - Registration Rights," the following is a description of each transaction since _____ and each currently proposed transaction in which:

     -    we have been or are to be a participant;

     -    the amount involved exceeds $120,000; and

     - any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

     Transactions with our officers, directors, 5% or greater shareholders, and other affiliates are made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third-parties and must be approved by a majority of the independent, disinterested members of our Board.

     In April 2004, the Company entered into a Management Consulting Agreement with Bainbridge Advisors, Inc., an advisory firm owned by the former Chairman of the Board, President and Chief Executive Officer and his son. On April 15, 2005, the Company amended the Management Consulting Agreement to (1) make a one-time payment of $50,000 in consideration of certain advisory services rendered to the Company that were not originally contemplated by the parties, (2) increase the monthly fee from $15,000 to $20,000, effective April 2005, and (3) revise the calculation of the maximum success fee to provide that the maximum success fee shall be $300,000 plus 0.2% of the enterprise value of an acquisition, but only to the extent that the enterprise value of such transaction exceeds $50,000,000. On December 8, 2005, this agreement was further amended in accordance with the original agreement for an additional one year term commencing April 7, 2007. The following table summarizes the compensation earned by the former Chairman of the Board, President and Chief Executive Officer and his son, individually and through Bainbridge Advisors, Inc.


                               Six months                      Years ended December 31,
                             ended June 30,      ----------------------------------------------------
                                  2007              2006                2005                 2004
                           -----------------     ----------     ----------------     ----------------
Advisory services and
expenses                            $44,515       $261,656             $320,740             $163,900
Salaries and benefits                    --             --                   --              130,177
Success fees                             --             --              200,000              400,000
                           -----------------     ----------     ----------------     ----------------
Total                               $44,515       $261,656             $520,740             $694,077
                           =================     ==========     ================     ================

     For the first six months of 2007, the Company made no cash payments to Bainbridge Advisors, Inc.

     During 2006, 2005 and 2004, the Company paid the former Chairman of the Board, President and Chief Executive Officer and his son, individually and through Bainbridge Advisors, Inc. $295,640, $659,629 and $330,163, respectively. In addition, non-cash stock options were granted in the amount of $333,300 in 2005.

     As of June 30, 2007, liabilities included $150,000 of advisory fees and expenses, due to Bainbridge Advisors, Inc., classified in accounts payable.

     In February 2006, the board of directors agreed to accelerate the payout of the success fees to Bainbridge Advisors, Inc. The total amount to be paid would not increase, but the total payment term would be reduced from twelve months to five months for the remaining success fee related to the acquisition of Haines Road. The payment of such success fees, earned in 2005, was completed in June of 2006.

     Between January and August 2004, the Company engaged one of its directors to provide consulting services to the Company concerning its operations, general management and business development, at times and places and in an amount determined by mutual agreement. The Company accrued $22,000 in fees for these services including $10,000 payable in common shares at the closing of its initial public offering. The Company subsequently paid $12,000 in cash, with 2,000 common shares issued to this director in February 2005.

     Joseph Gunnar and Company, LLC ("Gunnar") was the lead underwriter in the Company's 2005 initial public offering, and since such time has assisted the Company in various financing transactions. Gunnar customers hold collectively, a significant amount of its common stock. Gunnar is entitled to participate as an outside observer on the Company's board of directors from which it can exercise significant influence over the activities of the Company. For its services for bridge financing in 2004, Gunnar received a cash fee of $200,000 and 100,000 warrants subsequently, increased to 120,890 warrants as a result of certain anti-dilution privileges contained within the Company's warrant agreement. It also received cash payments of $83,500 in 2004. The original warrants had an exercise price of $ 6.25 with a term of 5 years. The revised exercise price was reset to $5.17 as a result of the issuance of additional warrants. The 2004 warrants when issued had a fair market value of $101,966. In exchange for serving as the underwriter for the Company's Initial Public offering (IPO) in 2005, Gunnar received a cash fee of $1,638,750. For its assistance in securing the convertible note financing (Note 6), Gunnar received a cash fee of $600,000 and 300,000 warrants with an exercise price of $3.27 with a fair market value of $432,000. The Gunnar warrants can be put back to the Company, and were deemed to be a derivative instrument and classified as a liability. At June 30, 2007, these warrants were marked to market with a value of $59,670 with gain on the instrument recorded to gain on derivatives. In connection with the bridge financing in December of 2006, Gunnar received 96,875 warrants with a fair market value of $33,906 and earned additional fees of $78,000. In connection with the equity raise closings in the first quarter of 2007, Gunnar received 439,261 warrants with a fair market value of $252,000 and earned additional fees of $312,598. Gunnar also receives a retainer payable monthly in the amount of $7,500 which expires in December 2007.

     In April, 2007, Gunnar received 27,857 warrants with a fair market value of $14,252 in connection with the private placement completed on April 4, 2007. Additionally, in June of 2007 Gunnar received 103,800 warrants with a fair market value of $53,976 in connection with the bridge financing completed on June 26, 2007.

     In accordance with its agency agreement, dated August 15, 2006, Gunnar was compensated at the rate of 12% of the gross proceeds from shares sold, 3% of the amount of restructured or replaced debt (1.5% for $1.0 million or less of debt) and warrants equal to 12.5% of shares sold at an exercise price equal to the price of such shares.

     The following table summarizes the compensation earned by Gunnar:


                          Six months
                            ended                            Years Ended December 31,
                           June 30,          ---------------------------------------------------------
                             2007                 2006                2005                 2004
                         ---------------     ---------------     ----------------     ----------------
Fees and Expenses              $480,118            $168,500             $690,000             $283,500
Warrants Expenses                77,496              33,906              432,000              101,966
Private Placement               266,771                  --                   --                   --
Initial Public Offering              --                  --            1,638,750                   --
                         ---------------     ---------------     ----------------     ----------------
Total                          $824,385            $202,406           $2,760,750             $385,466
                         ===============     ===============     ================     ================

Compensation Committee Interlocks and Insider Participation

     During fiscal 2006 J. Peter Farquhar served as one of the members of our Compensation Committee. He was replaced on the Committee by Tracy Shellabarger in February 2006. Mr. Farquhar did not participate in any Committee decisions regarding his own compensation.

     None of our directors had any other relationship with us requiring disclosure by us pursuant to Securities and Exchange Commission rules regarding disclosure of related-party transactions.

     In April 2004, we entered into a Management Consulting Agreement (subsequently amended on April 15, 2005 and December 8, 2005) with Bainbridge Advisors, Inc., an advisory firm primarily owned by Gary D. Lewis, our former Chairman of the Board, President and Chief Executive Officer. Mr. Lewis is the President, Chief Executive Officer and majority owner of Bainbridge. Mr. Lewis founded Tarpon, then known as Wall St. Acquisitions, Inc., and served as its Chairman of the Board and Chief Executive Officer and as one of its directors from its inception in January 2002 until the closing of our initial acquisition, EWCO, in April 2004 and served as its President from January 2003 until April 2004. He had been primarily responsible for implementing our business strategy, including identifying the EWCO, Haines Road and Steelbank acquisitions.

     The initial term of the initial Management Consulting Agreement expired April 7, 2007 (subsequently extended on December 8, 2005 for an additional one year term commencing April 7, 2007) and has not been extended. Pursuant to the agreement, Bainbridge, primarily through Gary D. Lewis, provided consulting services for us concerning the integration of the EWCO, Haines Road and Steelbank acquisitions, the further development and implementation of our business and financing plans and strategy, our expansion and acquisition plans and other areas, all to the extent we and Bainbridge mutually agreed. Tarpon was required to pay the advisory and transaction fees even if it did not use Bainbridge for the allotted hours under the agreement.

     In exchange for Bainbridge's consulting services, we paid Bainbridge (1) $15,000 a month, increased to $20,000 a month effective April 2005, (2) all reasonable expenses incurred by Bainbridge in connection with the agreement, including (a) fees and expenses of legal counsel retained at our direction, (b) legal fees up to $7,500 in connection with preparing the agreement, (c) out-of-pocket costs incurred in performing the agreement, and (d) up to $5,000 a year for professional liability errors and omissions insurance relating to Bainbridge's services, (3) 4% of the total consideration paid in an acquisition approved by our board, with a minimum of $200,000 and a maximum of $300,000 for each transaction, provided that the $300,000 maximum shall be increased by 0.2% of the enterprise value of any transaction, but only to the extent that such transaction exceeds $50,000,000, (4) a stock option to Bainbridge or its designees to purchase 110,000 common shares at an exercise price of $5.50 per share, which was granted to Gary D. Lewis and his son in February 2005, and (5) a one-time payment of $50,000 in consideration of certain advisory services rendered to the Company that were not originally contemplated by the parties. The success fee was generally paid over 12 months after closing, except that the fee for the EWCO, Haines Road and Steelbank acquisitions, totaling $600,000, are payable $22,222 a month until the February 17, 2005 closing of our initial public offering, when the remaining amount will be paid equally over the period ending 24 months from the closing. To the extent payments exceeded $60,000 a month, the excess was deferred until the next month in which it could be paid and not exceed $60,000 a month.

     We have also agreed to indemnify Gary D. Lewis, obtain additional directors and officers insurance coverage and reimburse him for legal fees incurred, all in connection with certain services performed by Mr. Lewis in his capacity as one of our former officers. We expect the legal fees and additional insurance premiums paid by us to be approximately $11,130.



                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of shares of Common Stock as of August 17, 2007, based on information obtained from the persons named below, by (i) each person known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each executive officer and director of the Company since the beginning of the last fiscal year, and (iii) all officers and directors of the Company as a group and (iv) all beneficial owners as a group:


---------------------------------- ------------------------- --------------------------
                                     Amount and Nature of       Percentage Of Common
    Name of Beneficial Owner         Beneficial Ownership          Stock Owned (1)
---------------------------------- ------------------------- --------------------------

---------------------------------- ------------------------- --------------------------
James W. Bradshaw                           24,830 (2)                  *
---------------------------------- ------------------------- --------------------------
Patrick Hook                                26,667 (3)                  *
---------------------------------- ------------------------- --------------------------
Michael A. Ard                              14,420 (4)                  *
---------------------------------- ------------------------- --------------------------
Tracy L. Shellabarger                       44,489 (5)                  *
---------------------------------- ------------------------- --------------------------
Frank Gesuale                               10,000 (6)                  *
---------------------------------- ------------------------- --------------------------
Neil T. Anderson                         1,290,453 (7)                14.3%
---------------------------------- ------------------------- --------------------------
All directors and executive
officers as a group (5 persons)            120,406 (8)                 1.4%
---------------------------------- ------------------------- --------------------------

All beneficial owners as a group           120,406 (8)                 1.4%
---------------------------------- ------------------------- --------------------------


* Less than 1%

(1)  Based on 10,470,654 common shares outstanding as of September 1, 2007.

(2) Includes options to purchase 16,667 shares of Common Stock that Mr. Bradshaw has the right to acquire within 60 days of September 1, 2007. Does not include options to purchase 233,333 common shares which are not exercisable within 60 days of September 1, 2007.

(3) Includes options to purchase 26,667 common shares that Mr. Hook has the right to acquire within 60 days of September 1, 2007. Does not include 123,333 common shares which are not exercisable within 60 days of August 17, 2007.

(4) Includes options to purchase 10,000 common shares that Mr. Ard has the right to acquire within 60 days of September 1, 2007.

(5) Includes options to purchase 10,000 common shares that Mr. Shellabarger has the right to acquire within 60 days of September 1, 2007.

(6) Includes options to purchase 10,000 common shares that Mr. Gesuale has the right to acquire within 60 days of September 1, 2007.

(7) Based solely on a report on Schedule 13G, as amended, filed with the Securities and Exchange Commission by Neil T. Anderson.

(8) Includes options to purchase 73,334 common shares that all executive officers and directors as a group have the right to acquire within 60 days of September 1, 2007.

Lock-up Agreements

     Under the underwriting agreement between us and the underwriters of this offering, prior to the effective date of this prospectus, [_________] will not be able, directly or indirectly, to offer, sell, announce an intention to sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of any common shares or any securities convertible into or exchangeable or exercisable for common shares for a period of one year following the closing of this offering without the prior written consent of the underwriters, except for limited sales under specified conditions after six months, issuances or sales by us under the terms of our outstanding options and warrants or options granted under the 2004 Stock Option Plan and subject to other exceptions. In addition, the lead underwriters have agreed that the common shares underlying the warrant granted to them by us in connection with this offering may not be sold or otherwise disposed of by it for a period of 181 days after completion of this offering.


                            DESCRIPTION OF SECURITIES

     The following summary description of our capital stock is not intended to be complete and is subject to, and qualified in its entirety by reference to, our amended and restated articles of incorporation and our amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

General

     Our authorized capital shares consist of an aggregate of 30,000,000 common shares, no par value, and 2,000,000 preferred shares, no par value. As of August 17, 2007, 10,470,654 common shares and no preferred shares were outstanding and there were ___ holders of record of our common shares. All of the shares being offered in this offering are common shares. The number of shares outstanding as of August 17, 2007 do not include an aggregate of an estimated _____ shares consisting of (1) the ______ shares to be issued in this offering, (2) _____ common shares issuable upon exercise of outstanding options and warrants, including the over-allotment option in connection with this offering, described under "Capitalization." We have filed a preliminary proxy statement with respect to an annual meeting of Tarpon's shareholders which includes a proposal to increase the authorized common stock of Tarpon to 100,000,000 shares.

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

Common Shares

     Holders of common shares have one vote per share on each matter submitted to a vote of the shareholders and a right to participate ratably in our net assets upon liquidation. Holders of common shares participate ratably in dividends and distributions that may be declared by the board of directors from funds legally available for that purpose. See "Dividend Policy." The common shares have no conversion rights, are not redeemable and are not entitled to any preemptive or subscription rights. The common shares currently outstanding are, and the shares to be issued in connection with this offering will be, duly authorized, validly issued, fully paid and non-assessable. Holders of common shares have no cumulative voting rights, and accordingly, holders of a majority of the outstanding common shares are able to elect all of our directors. Holders of a majority of the outstanding common shares constitute a quorum at any meeting of our shareholders, and the vote by the holders of a majority of our outstanding common shares is required to effect specific fundamental corporate changes, including liquidation, merger of sale of substantially all of our assets, subject to the exceptions described below under "Business Combination Provisions of Michigan Law."

Preferred Shares

     We have authorized the issuance of up to 2,000,000 preferred shares, no par value, none of which is outstanding as of the date of this prospectus. The preferred shares may be issued from time to time in one or more series. Our board of directors is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon, each series of preferred shares and to fix the number of shares of any series of preferred shares and the designation of any such series. We could issue preferred shares, under certain circumstances, to prevent a takeover of Tarpon, and our board of directors may issue preferred shares without any action of the holders of the common shares, which could have a detrimental effect on the rights of holders of the common shares, including loss of voting control. Anti-takeover provisions that could be included in the preferred shares when issued might depress the market price of our securities and might limit the shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids. We have no present plans to issue any preferred shares.

Registration Rights

     Holder's of warrants issued to designees of the placement agent and the purchasers of notes in various financings Tarpon has consummated since 2004 have demand and piggy-back registration rights with respect to their resale of the underlying common shares. These rights allow the holders to include their common shares in any registration of our securities in a registration statement under the Securities Act or to demand that we file a registration statement to register the resale of their common shares, subject to specified limitations and conditions. Exercise of these registration rights may adversely affect the terms on which we may obtain additional financing.

Business Combination Provisions of Michigan Law

     Chapters 7A and 7B of the Michigan Business Corporation Act may affect attempts to acquire control of us. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can only be consummated if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The board of directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

     Control Shares are shares that when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of the three thresholds: one-fifth, one-third and a majority. In general, under Chapter 7B, an entity that acquires "Control Shares" of us may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares," of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by our officers, our employee-directors and the entity making the Control Share Acquisition. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The board of directors may amend the bylaws before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to us. In addition, certain provisions of our bylaws could have the effect of delaying, deterring or preventing changes in control of us.


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

                         SHARES ELIGIBLE FOR FUTURE SALE

     The _____ common shares being offered by this prospectus will be freely tradable without restriction or further registration under the Securities Act by all persons other than our affiliates. The estimated _______ restricted shares will be freely tradable as and to the extent permitted by Rule 144 or some other exemption from registration under the Securities Act or if registered under the Securities Act, subject to the lock-up restrictions agreed to by our existing shareholders, optionees and warrantholders, which restrictions expire one year after the closing of this offering. See "Principal Shareholders -- Lock-up Agreements."

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, if one year has elapsed since the date of the acquisition of restricted shares by a holder from Tarpon or from an affiliate of Tarpon, the holder is entitled to sell, in the public market, within any three-month period, the number of common shares that does not exceed the greater of 1% of the total number of our then outstanding common shares or the average weekly trading volume of our common shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject also to requirements as to the manner of sale, notice and availability of current public information about Tarpon. If two years have elapsed, a holder, other than an affiliate of Tarpon or a person who has been an affiliate in the prior 90 days, is entitled to resell restricted shares in the public market under Rule 144(k), without regard to the volume limitation, manner of sale requirements, current public information requirements or notice requirements.

     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that, commencing 90 days after we become subject to reporting requirements under the Securities Exchange Act of 1934, affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

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

     We intend to register for resale ______ common shares issuable upon exercise of warrants and the conversion of convertible securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement between us and the underwriters named below, for whom Joseph Gunnar & Co., LLC is acting as representative, the underwriters have agreed to purchase from us, and we have agreed to sell to the underwriters, the number of common shares set forth below opposite the underwriters' name, at the public offering price per share less the underwriting discounts and commissions (i.e., ___% of the public offering price) set forth on the cover page of this prospectus:


              Underwriter                          Number of Shares
       -------------------------              ---------------------------
       Joseph Gunnar & Co., LLC.

       Total                                                 _________
                                              ---------------------------

     The underwriting agreement sets forth the obligations of the underwriters to pay for and accept delivery of the shares and provides that the underwriters will purchase all of the shares, if any of the shares are purchased.

     The underwriters propose to offer the shares offered hereby to the public at the public offering price set forth on the cover of this prospectus. That price should not be considered an indication of the actual value of the shares and is subject to change as a result of market conditions and other factors. The underwriters may offer the shares to securities dealers at the price to the public less a concession not in excess of $____ per share. Securities dealers may re-allow a concession not in excess of $___. per share to other dealers. After the shares are released for sale to the public, the underwriters may vary this offering price and other selling terms from time to time. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The public offering price of the shares offered hereby was negotiated between us and the underwriter representatives.

     We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of [______] additional shares at the public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares as the number listed next to the underwriter's name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $____, the total

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

underwriters' discounts and commissions would be $_____, and total proceeds to us would be $______.

     We have agreed to pay the underwriters a non-accountable expense allowance equal to [__]% of the gross proceeds of this offering (including any over-allotment shares) to cover the underwriting costs and due diligence expenses relating to this offering. We have also agreed to pay the reasonable fees and expenses of underwriters' counsel, including in connection with state securities law filings, up to $_____ plus out-of-pocket expenses. We estimate that our expenses of this offering payable by us, other than the underwriting discounts and commissions, but including the non-accountable expense allowance, will be $______.

     The  underwriters'  compensation,   including  discounts  and  commissions,
non-accountable expense allowance and warrant, are summarized as follows:




                                           Per Share             Total
                                       ---------------     ----------------
Underwriting discounts and
  commissions (   %)                         $           .       $
Underwriters' non-accountable
  expense allowance (   %)                   $           .       $
Lead underwriters' warrant to
  purchase ______ common
  shares (described below)

     Our agreement to permit Joseph Gunnar & Co., LLC to have a non-voting observer attend meetings of our Board continues until 2011. Joseph Gunnar & Co., LLC has appointed Stephan Stein, its Chief Operating Officer, as its non-voting observer. Joseph Gunnar & Co., LLC's observer will be reimbursed for all out-of-pocket expenses incurred in connection with his attendance at meetings of our board of directors and will receive cash compensation equal to the cash compensation payable by us to our outside directors for attendance at such meetings. Joseph Gunnar & Co., LLC's observer, in that capacity, shall also be entitled to the same coverage under our directors and officers insurance policy that is extended to our officers and directors.

     In connection with this offering, we have agreed to sell warrants to the lead underwriters for a nominal price. The lead underwriters' warrants entitle the lead underwriters or their designees to purchase up to _____ common shares, subject to increase and decrease by reason of anti-dilution provisions contained in the warrants and to decrease if exercised by a cashless exercise. The shares issuable upon exercise of the lead underwriters' warrants will be in all respects identical to the shares offered to you. The lead underwriters' warrants will be limited to a term of five years from the closing of this offering and will become exercisable commencing _____ days after the completion of this offering at a per share exercise price equal to 125% of the public offering price per share set forth on the cover page of this prospectus. The lead underwriters' warrants may not be sold, assigned, transferred, pledged or hypothecated for a period of 180 days from the date of this prospectus, except to the officers or members of the underwriters and to members of the selling group and/or their officers or partners. In accordance with the terms of the

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

underwriting agreement, we are registering the shares issuable upon exercise of the lead underwriters' warrants under the registration statement of which this prospectus forms a part, and we have agreed to file post effective amendments or a new registration statement in order to permit the public resale of the shares issued or issuable upon exercise of the lead underwriters' warrants at our expense.

     We and the underwriters have agreed to indemnify each other against, or to contribute to losses arising out of, untrue statements or omissions of material facts contained in this prospectus and the registration statement of which the prospectus forms a part in connection with this offering. We and the underwriters are each aware that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. As a result of our agreement to maintain the effectiveness of the registration statement of which this prospectus forms a part in order to permit the public resale of the shares underlying the lead underwriters' warrants, we will remain subject to liability under the Securities Act even well after we have received and applied the net proceeds of this offering.

     The underwriters may engage in over-allotment, stabilizing, syndicate and covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a syndicate short position. The underwriters' stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a prescribed maximum. Covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover short positions. Such over-allotment and covering transactions may cause the price of the common shares to be higher than it would be in the absence of such transactions. These transactions may be effected on the American Stock Exchange and, if commenced, may be discontinued at any time.

     In connection with the offering, the underwriters may make short sales of our shares and may purchase our shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our stock or preventing or retarding a decline in the market price of our stock. As a result, the price of our stock may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of the securities offered hereunder. If any of these transactions are commenced, they may be discontinued withot notice at any time. We have been advised that under the NASD rules and regulations, no broker-dealer may receive discounts, concessions, or commissions in excess of 8% in connection with the sale of any securities registered hereunder.

     The public offering price of our Common Stock offered in this prospectus was determined by negotiation between us and the underwriters. Factors to be considered in determining the public offering price, in addition to prevailing market conditions, include the history of any prospects for the industry in which we operate, an assessment of our management, our prospects, our financial condition, our capital structure and such other factors as are deemed relevant. An active trading market might not develop or be sustained upon the completion of this offering and the market price of our Common Stock might decline below the public offering price. Investors purchasing in this offering might not be able to resell their shares at or above the public offering price and could lose all of their investment.


                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common shares is American Stock Transfer & Trust Company, Inc., 59 Maiden Lane, New York, New York 10038.

                                  LEGAL MATTERS

     The validity of the common shares being sold in this offering will be passed upon for us by Ruskin Moscou Faltischek, P.C., Uniondale, New York. Certain legal matters related to the offering will be passed upon for the underwriters by Cozen O'Connor, P.C., of Washington, D.C.


                                     EXPERTS

     The consolidated financial statements of the Company as of, and for the year ended December 31, 2006 and as of, and for the two years in the period ended December 31, 2005, appearing in this prospectus and registration statement, and the related financial statement schedule included elsewhere in the registration statement, have been audited by Rehmann Robson, for the year ended December 31, 2006, and Grant Thornton LLP, for the two years in the period ended December 31, 2005, Independent Registered Public Accounting Firms, respectively, as stated in their respective reports thereon, which reports for Tarpon and EWCO (2004) contain an explanatory paragraph relating to an uncertainty concerning their ability to continue as a going concern, as described in their Notes to Financial Statements appearing elsewhere in this prospectus, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. In October of 2006, Grant Thorton LLP., our previous independent registered accounting firm, resigned as our auditors. On October 31, 2006, we announced the appointment of Rehmann Robson, a member of The Rehmann Group, LLC as our independent registered accounting firm.

                       WHERE YOU CAN GET MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the common shares that we are offering in this prospectus. This prospectus is part of the registration statement. This prospectus does not include all of the information contained in the registration statement, portions of which have been omitted in accordance with the rules and regulations of the SEC. For further information about us and the common shares offered in this prospectus, you should review the registration statement. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the documents and when any of those documents is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

     For further information about us, please refer to our periodic reports filed by us with the Securities and Exchange Commission which may be inspected without charge at the principal office of the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, or at other regional offices of the Commission. Copies of such material may be obtained by mail from the public reference section of the Commission at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically at the SEC's home page on the internet at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Tarpon Industries, Inc.                                                    Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.................  F-1
CONSOLIDATED BALANCE SHEETS..............................................  F-3
CONSOLIDATED STATEMENTS OF OPERATIONS....................................  F-5
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)................  F-6
CONSOLIDATED STATEMENTS OF CASH FLOWS....................................  F-7
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...............................  F-9

Eugene Welding, Co.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................  F-41
BALANCE SHEETS...........................................................  F-42
STATEMENTS OF OPERATIONS.................................................  F-43
STATEMENTS OF SHAREHOLDERS' EQUITY.......................................  F-44
STATEMENTS OF CASH FLOWS.................................................  F-45
NOTES TO FINANCIAL STATEMENTS............................................  F-46

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Tarpon Industries, Inc. and Subsidiaries
Marysville, Michigan

We have audited the consolidated balance sheet of Tarpon Industries, Inc. (a Michigan corporation) and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, shareholders' deficit and cash flows for the year then ended. Our audit also included the financial statement schedule (2006 information only) listed in the index at item 15. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule (2006 information only) based on our audit.

We  conducted  our  audit  of the 2006  consolidated  financial  statements  and schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the 2006 consolidated financial statements and schedule provides a reasonable basis for our opinion.

In our opinion, the 2006 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarpon Industries, Inc. and subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule (2006 information only), when considered in relation to the 2006 consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has sustained recurring net losses since its inception and, as of December 31, 2006, the Company's current liabilities exceeded its current assets by $9,847,950, and the Company was in default of its principle loan agreements due to its violation of specific financial and non-financial debt covenants. These factors, among others, as described in Note 2 to the consolidated financial statements, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Rehmann Robson
------------------

Troy, Michigan
April 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders of
Tarpon Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Tarpon Industries, Inc. (a Michigan corporation) and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the two years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tarpon Industries, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for each of the two years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II (2005 and 2004 information only) has been subjected to auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, when considered in relation to the basic consolidated financial statements taken as a whole.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company incurred a net loss of $7,309,490 during the year ended December 31, 2005, and, as of that date, the Company's current liabilities exceeded its current assets by $11,082,916 and the Company was in default of certain debt covenants of its credit agreements. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thorton, LLP

Southfield, Michigan
March 29, 2006



                                    TARPON INDUSTRIES, INC. AND SUBSIDIARIES
                                (Formerly known as Wall St. Acquisitions, Inc.)
                                          CONSOLIDATED BALANCE SHEETS

                                                                June 30,             December 31,
                                                                  2007            2006           2005
                                                                  ----            ----           ----
      ASSETS:                                                  (unaudited)
           CURRENT ASSETS:
               Cash and cash equivalents                          $ 669,118   $  1,375,711      $7,317,364
               Accounts receivable (less allowance for
               doubtful accounts of $285,405, $307,137,
               $269,187, $192,201, $290,001 respectively)         7,225,897      8,608,275       7,730,029

               Inventories, net                                   4,374,242      6,759,562       6,919,638

               Unbilled revenue                                           -             -               -

               Prepaid initial public offering expenses                   -             -               -

               Capitalized acquisition costs                              -             -               -

               Other current assets                                 326,338        841,259         367,681
                                                              -------------- --------------- --------------
                    Total current assets                         12,595,595     17,584,807      22,334,712


               Property, plant and equipment, net                 5,254,567      5,145,792      11,139,700

               Deferred financing costs, net of amortization      1,041,221      1,385,585       1,973,754

               Goodwill                                                   -             -        2,808,800

               Intangibles assets, net of amortization                    -             -          693,590

               Other assets                                               -             -           55,365

                                                              -------------- --------------- --------------
      TOTAL ASSETS                                              $18,891,383   $24,116,184      $39,005,921
                                                              ============== =============== ==============

      LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
           Current Liabilities
               Short term debt                                   $7,289,255   $ 9,578,648      $11,344,379

               Term debt, classified as current                   6,514,210     6,458,328        9,250,944

               Accounts payable - trade                           8,240,878    10,147,486       11,270,836

               Customer advance payments                             60,164         1,693          121,068

               Other current liabilities                          2,351,621     1,246,602        1,430,401
                                                              -------------- --------------- --------------
                    Total current liabilities                    24,456,128    27,432,757       33,417,628

           Long-term debt, less term debt classified as
           current                                                        -         2,643           10,242

           Other long-term liabilities                               59,670       108,000          382,667
                                                              -------------- --------------- --------------
      TOTAL LIABILITIES                                          24,515,798    27,543,400       33,810,537



      CONSOLIDATED BALANCE SHEETS (continued)
                                                                June 30,             December 31,
                                                                  2007            2006             2005
                                                                  ----            ----             ----
           Commitments and Contingencies (Notes 6, 7 and 11)   (unaudited)

           Shareholders' (Deficit) Equity
               Preferred shares; no par value 2,000,000
               shares authorized; no shares issued.                       -              -               -

               Common shares; no par value, 30,000,000 shares    19,275,288      16,856,821      15,625,625
                   authorized as of June 30, 2007, 20,000,000
                   shares authorized as of June 30, 2006, and

                   December 31, 2006, 2005 and 2004;

                   issued and outstanding,

                   8,730,654 shares as of June 31, 2007
                   4,801,982 shares as of June 31, 2006
                   4,993,712 shares as of December 31, 2006
                   4,640,130 shares as of December 31, 2005
                   1,229,732 shares as of December 31, 2004

               Accumulated deficit                              (25,529,679)    (20,713,749)    (10,720,870)
               Accumulated other comprehensive income               629,976         429,712         290,629
                                                              -------------- --------------- --------------

               Total shareholders' (deficit) equity              (5,624,515)     (3,427,216)      5,195,384
                                                              -------------- --------------- --------------

      TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY      $18,891,383   $24,116,184       $39,005,921
                                                              ============== =============== ==============

The accompanying notes are an integral part of these consolidated financial statements.



                                       TARPON INDUSTRIES, INC. AND SUBSIDIARIES
                                    (Formerly known as Wall St. Acquisitions, Inc.)
                                         CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Six months ended June 30,            Year ended December 31,
                                                     2007             2006          2006         2005         2004
                                                     ----             ----          ----         ----         ----
                                                          (unaudited)
REVENUE:

      Sales, net of customer discounts               $27,227,266     $38,535,192   $75,330,908  $60,850,620  $37,621,629

      Cost of goods sold
                                                      25,906,620      35,770,814    69,530,073   56,530,833   33,945,905
                                               -------------------------------------------------------------------------
            Gross Profit                               1,320,646       2,764,378     5,800,835    4,319,787    3,675,724

OPERATING EXPENSES:
      Selling, general and administrative
      expenses                                         3,771,779       5,038,848     9,290,829    9,692,698    3,862,869
      Impairment                                               -       4,326,177     4,326,177    1,894,000            -
      Loss on disposal of property and
      equipment                                                -               -       183,982            -            -
                                               -------------------------------------------------------------------------
            Total operating expenses                   3,771,779       9,365,025    13,800,988   11,586,698    3,862,869
                                               -------------------------------------------------------------------------

OPERATING LOSS                                       (2,451,133)     (6,600,647)   (8,000,153)  (7,266,911)    (187,145)

OTHER INCOME (EXPENSES):
      Miscellaneous income (expenses)                    (3,690)        (31,911)      157,156     (55,248)    (455,690)
      Financing costs                                  (267,127)        (43,549)     (157,869)           -            -
      Loss on extinguishment of debt                   (129,853)              -             -            -            -
      Gain on derivatives                                48,330         693,000     1,059,874      322,000            -
      Foreign exchange gain (loss)                      139,051          51,464        35,505      630,077     (185,645)
                                               -------------------------------------------------------------------------
            Total other income (expenses)              (213,289)        669,004     1,094,666      896,829    (641,335)

INTEREST EXPENSE, NET:
      Interest expense                                2,151,588       2,646,916     3,122,720    1,074,938    1,237,020
      Interest income                                       (80)        (35,035)     (35,328)     (34,442)           -
                                               -------------------------------------------------------------------------
            Total interest expense, net               2,151,508       2,611,881     3,087,392    1,040,496    1,237,020
                                               -------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES                             (4,815,930)     (8,543,524)  (9,992,879)  (7,410,578)  (2,065,500)

INCOME TAX BENEFIT                                             -               -           -     (101,088)     (70,986)
                                               -------------------------------------------------------------------------
NET LOSS                                            $(4,815,930)   $ (8,543,524) $(9,992,879)  $(7,309,490) (1,994,514)
                                               =========================================================================

NET LOSS PER COMMON SHARE - BASIC AND DILUTED         $   (0.66)      $   (1.84)   $   (2.08)   $   (1.74)   $   (1.63)
                                               =========================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING                                           7,331,327        4,655,843    4,813,505    4,193,955   1,227,300
                                               =========================================================================

 The accompanying notes are an integral part of these consolidated financial statements.


                    TARPON INDUSTRIES, INC. AND SUBSIDIARIES
                 (Formerly known as Wall St. Acquisitions, Inc.)
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                                   Accumulated
                                                                                                      Other             Total
                                                    Number of                      Accumulated    Comprehensive     Shareholders'
                                                  Common Shares  Common Shares       Deficit          Income      Equity (Deficit)
                                                  -------------- --------------- ---------------- --------------- ------------------

Balance as of January 1, 2004                         1,219,732     $ 1,429,369    $ (1,416,866)         $     -         $   12,503
Stock issued for consulting services                     10,000          50,000                -               -             50,000
Issuance of warrants                                          -         651,583                -               -            651,583
Net loss                                                      -               -      (1,994,514)               -        (1,994,514)
Foreign currency translation adjustment                       -               -                -         241,242            241,242
                                                 -------------- --------------- ---------------- --------------- ------------------
    Comprehensive loss                                        -               -                -               -        (1,753,272)
                                                  -------------- --------------- ---------------- --------------- ------------------
Balance as of December 31, 2004                       1,229,732      $2,130,952     $(3,411,380)       $ 241,242      $ (1,039,186)


Issuance of warrants                                                  1,245,600                                           1,245,600
Share issued to Steelbank owners                         60,636         303,180                                             303,180
Initial Public Offering                               3,349,762      16,387,500                                          16,387,500
Discounts, commissions, fees and other                                                                                            -
    IPO costs                                                       (4,441,607)                                         (4,441,607)
Net loss                                                                             (7,309,490)                        (7,309,490)
Foreign currency translation adjustment                                                                   49,387             49,387
                                                  -------------- --------------- ---------------- --------------- ------------------
     Comprehensive loss                                       -               -                -               -      $ (7,260,103)
                                                  -------------- --------------- ---------------- --------------- ------------------
                                                                                                                         $
Balance as of December 31, 2005                       4,640,130     $15,625,625   $ (10,720,870)       $ 290,629          5,195,384


Issuance of warrants                                                    531,000                                             531,000
Issuance of options                                                     147,407                                             147,407
Issuance of shares as compensation                       65,166         112,800                                             112,800
Shares issued to Laurus on conversion of debt           155,177         187,500                                             187,500
Shares issued to Laurus for amendment to                                                                                          -
   loan agreement                                       100,000         190,000                                             190,000
Shares issued to Director for payment of                                                                                          -
   interest to Laurus                                    33,239          62,489                                              62,489
Net loss                                                                             (9,992,879)                        (9,992,879)
Foreign currency translation adjustment                                                                  139,083            139,083
                                                  -------------- --------------- ---------------- --------------- ------------------
     Comprehensive loss                                       -               -                -               -      $ (9,853,796)
                                                  -------------- --------------- ---------------- --------------- ------------------
Balance as of December 31, 2006                       4,993,712     $16,856,821   $ (20,713,749)       $ 429,712      $ (3,427,216)

Issuance of shares (unaudited)                        3,736,942       2,418,467                                           2,418,467
Net loss (unaudited)                                                                 (4,815,930)                        (4,815,930)
Foreign currency translation adjustment
(unaudited)                                                                                              200,264            200,264
                                                  -------------- --------------- ---------------- --------------- ------------------
     Comprehensive loss (unaudited)                           -               -                -               -      $ (4,615,666)
                                                  -------------- --------------- ---------------- --------------- ------------------
Balance as of June 30, 2007 (unaudited)               8,730,654     $19,275,288   $ (25,529,679)       $ 629,976      $ (5,624,415)
                                                  ============== =============== ================ =============== ==================

                    TARPON INDUSTRIES, INC. AND SUBSIDIARIES
                 (Formerly known as Wall St. Acquisitions, Inc.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         Six months ended June 30,               Year ended December 31,
                                                           2007             2006           2006           2005            2004
                                                           ----             ----           ----           ----            ----
                                                                (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                            $(4,815,930)    $(8,543,524)   $(9,992,879)   $(7,309,490)    $ (1,994,514)
     Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:

        Depreciation and amortization                         386,514         505,312        929,352        939,091       1,240,016

        Accretion of note discount and other charges          818,949       1,142,687      1,268,088         80,960               -

        Bad debt expense                                            -               -         19,767        972,427         377,620

        Unrealized foreign currency loss (gain)                     -               -        142,619      (472,447)         172,344

        Stock option expense                                  109,936          64,513        145,282        424,200               -

        Warrant expense                                             -               -        531,000              -               -
        Non-employee stock options                             53,976               -              -              -               -

        Stock issued as compensation                                -          20,000        112,800              -               -

        Stock issued for payment of interest                        -               -         62,489              -               -

        Loss on disposal of property and equipment                  -               -        149,613              -               -
        Loss on extinguishment of debt                        129,853               -              -              -               -

        Deferred tax benefit                                        -               -              -              -               -

        Gain on derivative instrument                        (48,330)       (693,000)    (1,059,874)      (322,000)               -

        Impairment                                                          4,326,177      4,326,177      1,894,000               -

        Other                                                       -               -              -              -          51,255
        Changes in assets and liabilities:

           Accounts receivable                              1,670,920       (676,795)      (895,840)      (340,117)      (2,597,793)

           Inventory                                        2,574,251     (1,264,490)        152,620        767,788      (2,629,290)

           Unbilled revenue                                         -     (1,578,855)              -              -               -

           Other current assets                               520,623       (425,184)      (371,349)        175,794        (369,872)

           Customer advance payments                           60,164       2,250,701              -              -               -
           Accounts payable and other current
           liabilities                                    (1,000,418)         887,902      (300,273)      3,024,579       2,450,664
                                                      ---------------- --------------- -------------- -------------- ---------------
        Net cash provided by (used in) operating
        activities                                            460,508     (3,984,556)    (4,780,408)      (165,215)      (3,299,570)

CASH FLOWS FROM INVESTING ACTIVITIES:

     Proceeds from sale of property                                 -               -      4,690,901              -               -

     Acquisition costs (net of cash received)                       -        (30,531)              -    (9,093,446)        (565,510)

     Proceeds from FenceMaster                                      -               -              -      1,116,214               -

     Payments of FenceMaster obligations                            -       (984,733)      (984,733)              -               -

     Capital expenditures                                    (64,670)       (282,245)      (345,719)    (1,105,469)        (118,728)
                                                      ---------------- --------------- -------------- -------------- ---------------
        Net cash provided by (used in) investing
        activities                                           (64,670)     (1,297,509)      3,360,449    (9,082,701)        (684,238)


CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                                                         Six months ended June 30,               Year ended December 31,
                                                           2007             2006           2006           2005            2004
                                                           ----             ----           ----           ----            ----
                                                                (unaudited)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of common shares (net of
     issuance costs)                                        2,124,701               -              -     13,472,316               -

     Initial public offering expenditures                           -               -              -              -     (1,220,459)

     Financing costs                                        (151,432)               -              -    (1,286,850)       (519,494)

     Net (payments) borrowing on credit facilities        (2,853,529)     (1,030,727)        444,236      1,574,536       2,163,950

     Proceeds from 2004 note financing                              -               -              -              -       2,150,000

     Proceeds from issuance of short-term obligations       1,038,000               -        584,800        991,464       1,171,931

     Proceeds from issuance of long-term debt                       -               -              -      7,735,062       1,394,000

     Repayment of short-term obligations                    (775,000)               -    (3,200,788)    (5,433,445)       (211,820)

     Repayment of long-term obligations                     (327,541)       (543,266)    (2,200,973)      (925,593)       (708,968)

                                                        -------------- --------------- -------------- -------------- ---------------
        Net cash provided by (used in) financing
        activities                                          (944,801)     (1,573,993)    (4,372,725)     16,127,490       4,219,140


IMPACT OF FOREIGN CURRENCY EXCHANGE ON CASH                 (157,630)        (52,507)      (148,969)        180,004               -
                                                        -------------- --------------- -------------- -------------- ---------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS        (706,593)     (6,908,565)    (5,941,653)      7,059,578         235,332

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD              1,375,711       7,317,364      7,317,364        257,786          22,454

                                                        -------------- --------------- -------------- -------------- ---------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                     $669,118       $ 408,799    $ 1,375,711    $ 7,317,364       $ 257,786
                                                        ============== =============== ============== ============== ===============

Supplemental disclosure of cash flows information:

     Cash paid during the period for interest                $823,600       $ 803,106    $ 1,616,831      $ 456,694       $ 380,563

Non-cash transactions:

     Success fee obligation for acquisition                         -               -              -              -         400,000

     Obligations incurred in Steelbank acquisition                  -               -              -              -       1,312,480

     Stock issued as compensation                                   -          20,000              -              -               -

     Stock issued as payment of debt                          568,109         187,500        187,500              -               -

     Stock issued for consulting services                           -               -              -              -          50,000

     Issuance of stock warrants                                     -               -              -      1,253,400         651,583

     Acquisition of land and building with debt                     -               -              -      4,461,600               -

                             The accompanying notes are an integral part of these consolidated financial statements.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Company and Summary of Significant Accounting Policies

     A summary of the significant accounting policies in the preparation of the accompanying financial statements follows.

Company and Industry

     Tarpon Industries, Inc. (formerly known as Wall St. Acquisitions, Inc.) (the "Company" "we" "us") was incorporated in Michigan on January 16, 2002. The Company completed two acquisitions in 2004, Eugene Welding Co., or "EWCO," acquired in April 2004, and Steelbank, Inc., or "Steelbank," acquired in May 2004. EWCO manufactures structural steel tubing and steel storage rack systems at two manufacturing facilities in Michigan, north of Detroit. In February 2005, the Company, through Steelbank completed the acquisition of the assets, other than the land and building, of the Haines Road facility of Bolton Steel Tube Co., Ltd., or "Haines Road", and in May 2005 we completed the acquisition of the land and building. The Haines Road facility, located near Toronto, Ontario Canada, manufactures primarily mechanical steel tubing. As a result of the acquisition, Steelbank, Inc. combined with the Haines Road business and relocated to Haines Road. On April 6, 2005, Steelbank, Inc. changed its name to Steelbank Tubular, Inc.

     The Company changed its name from Wall St. Acquisitions, Inc. to Tarpon Industries, Inc. in March 2004.

Unaudited Interim Financial Information

     The accompanying consolidated balance sheet as of June 30, 2007, the consolidated statements of operations and cash flows for the six months ended June 30, 2006 and 2007, and the consolidated statement of shareholders' deficit for the six months ended June 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position as of June 30, 2007 and results of operations and cash flows for the six months ended June 30, 2006 and 2007. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six month periods are unaudited. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim periods or for any future year.

Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EWCO and Steelbank. All significant inter-company transactions and balances have been eliminated. The assets of the acquired subsidiaries have been adjusted to fair values as of the date of acquisition and goodwill has been recognized for the difference between the purchase price and fair value of the assets acquired for the acquired subsidiaries. The Company operates in two segments. (See Note 13). All information included herein that relates to the interim periods for 2007 and 2006 is unaudited.

Cash and Cash Equivalents

     Cash and cash equivalents consist of demand deposits, cash on hand and all highly liquid investments purchased with an original maturity of three months or less. Periodically throughout each year, the Company may maintain balances in excess of federally insured limits. At June 30, 2007 and 2006, and December 31, 2006, 2005 and 2004, the Company maintained balances in excess of the $100,000 limit of $634,854, $383,095, $1,177,170, $7,063,961 and $186,719, respectively.

Accounts Receivable and Concentration of Credit Risk

     Accounts receivable are due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. No collateral or other security is required to support accounts that are outstanding longer than the contractual terms are considered past due. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time an account is past due, the Company's previous loss history, the customer's current ability to pay its obligation and the condition of the general economy and the industry as a whole. Balances that are still outstanding after the Company has attempted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

     The Company had one major customer at June 30, 2007 and at December 31 2006, 2005 and 2004 that accounted for 17%, 15%, 14% and 22% of net sales, respectively. This same customer accounted for approximately 30%, 24% and 44% of accounts receivable as of December 31, 2006, 2005 and 2004, respectively. The loss of this customer would have an adverse impact on short-term operating results.

Revenue Recognition

     For sales of products and scrap, revenue is recognized when there is persuasive evidence that an arrangement exists, the product is shipped to customers, the selling price is fixed or determinable and collectibility is reasonably probable. Scrap sales are reported as a reduction in cost of goods sold. Shipping and handling costs are included in cost of goods sold in the consolidated statements of operations.

Inventories

     Inventories are valued at the lower of cost or market value, with cost being determined using the first-in first-out, (FIFO) method. Management reviews inventories monthly to determine whether a valuation reserve should be made to adjust the inventory to its net realizable value.

     The Company's four largest suppliers accounted for 19% of net purchases during the first six months of 2007, 17% in 2006, 34% in 2005 and 73% in 2004.

Property, Plant and Equipment

     Property,  plant  and  equipment  are  stated  at  cost.  Depreciation  and
amortization   is  computed  for   financial   statement   purposes   using  the
straight-line method over the following estimated useful lives:

Machinery and equipment                        5 - 10 years
Leasehold improvements                         Term of lease
Computer equipment                             3 - 7 years
Computer software                              2 years
Transportation equipment                       5 years
Furniture and fixtures                         5 - 7 years
Buildings                                      20 - 30 years


     Expenditures for repairs and maintenance are charged to operations. Major betterments and improvements that increase the useful life of plant and equipment are capitalized. Gains and losses on the disposition of property, plant and equipment are recognized at the time of disposal.

Federal Income Taxes

     Deferred income taxes are provided for temporary differences between financial statement income and tax return income under the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which requires deferred income taxes to be computed on the liability method and deferred tax assets are recognized only when realization is probable. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities. The principal deferred tax asset arises from net operating loss carry forwards. The principal deferred tax liabilities arise from deferred compensation, depreciation, derivatives and foreign exchange gains.

Stock Options

     The Company elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. We must account for stock options and warrants granted to non-employees using the fair value method. We use the Black-Scholes valuation model for determining the fair value of our options and warrants. That model requires us to make assumptions regarding the expected life of the security, the expected volatility of our stock price during the period, the risk free interest rate and the dividend yield. Varying these assumptions can have a significant impact on our option and warrant valuations and related expenses. The valuation methodology used an assumed term based upon the stated term of ten years, adjusted down for estimated forfeitures, a risk-free rate of return represented by the U.S. Treasury Bond rate and volatility as determined by comparing the Company's risk profile with comparable public companies. A dividend yield of 0% was used because the Company has never paid a dividend and does not anticipate paying dividends in the future.

     The provisions of SFAS 123R also apply to awards granted prior to January 1, 2006 that did not vest before January 1, 2006 (transition awards). The compensation cost for the portion of the transition awards that had not vested by January 1, 2006 is based on the grant-date fair value of these transition awards as calculated for pro forma disclosures under the provisions of SFAS 123. Compensation cost for these transition awards are attributed to periods beginning January 1, 2006 and use the Black-Scholes method used under SFAS 123, except that an estimate of expected forfeitures is used rather than actual forfeitures. The expected forfeiture rate of 50% is based on forfeiture activity through December 31, 2006.

     The Company recognized as an operating expense, non-cash share-based compensation cost in the amount of $145,000 in 2006. This had the effect of increasing net losses by $.03 per diluted share. As of December 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $231,000, which will be recognized over a weighted average period of 1.7 years. The total fair value of options that vested during 2006 was $33,000.

     The Company recognized as an operating expense, non-cash share-based compensation cost in the amount of $110,000 during the six months ended June 30, 2007. This had the effect of increasing net losses by $.02 per diluted share. As of June 30, 2007, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $161,000, which will be recognized over a weighted average period of 1.2 years. The total fair value of options that vested during the first six months of 2007 was $83,000.

     SFAS 123R requires the Company to present pro forma information for periods prior to the adoption as if the Company had accounted for all employee share-based awards under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the share-based awards at the date of the grant is amortized to expense over the requisite service period, which generally equals the vesting period. The following table illustrates the effect on net loss and loss per share for the year ended December 31, 2005 as if the Company had applied the fair value recognition provisions of SFAS 123R to its stock-based employee compensation plans:

                                                                   2005
                                                            -------------------
Net loss                                                $          (7,310,000)
Deduct:  share-based employee compensation
expense had fair value method been applied              $            (735,000)
                                                            -------------------
Pro forma net loss                                      $          (8,045,000)
                                                            ===================
Net loss per common share - basic and diluted           $               (1.74)
Pro forma effect of share-based expense                 $               (0.18)
Pro forma net loss per common share -
                                                            -------------------
basic and diluted                                       $               (1.92)
                                                            ===================


     The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for option grants during the twelve month period ended December 31, 2005: risk-free interest rate of 3.78% for options issued during 2005; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 60% for all options granted in 2005; and a weighted-average expected life of the options of five years.

Goodwill and Intangible Assets

     The Company follows the provisions of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and other Intangible Assets." SFAS
No. 141 requires all business combinations to be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination must be recognized as assets separate from goodwill. SFAS No. 142 provides that intangible assets with indefinite lives and goodwill will not be amortized but will be tested at least annually for impairment and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recovered. If the asset is impaired, it will be written down to its fair value.

Translation of Foreign Currencies

     The financial statements of the foreign entity consolidated into Tarpon Inc, consolidated financial statements were translated into United States dollar equivalents at exchange rates as follows: balance sheet accounts for assets and liabilities were consolidated at year-end rates, equity at historical rates and income statement accounts at average exchange rates for the year. The resulting translation gains and losses are reflected in accumulated other comprehensive gain or losses in the statement of stockholders' equity (deficit). Foreign currency transaction gains and losses are reflected in net earnings.

     During the six months ended June 30, 2007 and 2006 the Company recognized foreign currency transaction gains of $139,000 and $51,000, respectively.

     The Company recognized $36,000 of foreign currency transaction gains during 2006. During 2005, the Company recognized $630,000 of foreign currency transaction gains, $473,000 of which resulted from an inter-company loan, which was designated as a long-term investment in December 2005 and is no longer subject to gains or losses. In 2004, the Company recognized foreign currency transaction losses totaling $186,000.

Deferred Financing Costs

     Deferred financing costs represent fees paid (in the form of cash or warrants) to third parties that provided services in connection with securing financing. These costs are amortized using the effective interest rate method over the term of the respective loan.

Convertible Debt and Related Discount

     The Company has allocated the proceeds received from convertible debt instruments between the underlying debt instruments and the detachable warrants, and has recorded the conversion feature as a liability in accordance with SFAS No. 133, "Accounting for Derivative Instruments". The conversion feature and registration right were considered to be an embedded derivative interest within the terms of SFAS No.133 as its fair value can be separated from the convertible note and its conversion is independent of the underlying note value. The conversion liability is marked to market each reporting period with the resulting gains or losses shown on the Statement of Operations. The Company has also recorded the resulting discount on debt related to the warrants and conversion feature and is amortizing the discount using the effective interest rate method over the three year life of the debt. The discount is classified as a deferred financing cost, as described above.

Fair Value of Financial Instruments

     The Company's balance sheets include the following financial instruments: accounts receivable, accounts payable, lines of credit, notes payable and derivatives. The Company considers the carrying amounts of current assets and liabilities in the financial statements to approximate fair value for those financial instruments, because of the relatively short period of time between their origination and their expected realization or payment. The carrying amount of the lines of credit and notes payable approximate fair value because the obligations generally bear interest at a floating rate. The derivatives are marked to market quarterly.

Net Loss Per Share

     Net loss per share is computed in accordance with SFAS No. 128 "Earnings Per Share" by dividing losses available to common shareholders by the weighted average number of common shares outstanding during each year and considers a dual presentation and reconciliation of "basic" and "diluted" per share amounts. "Diluted" reflects the potential dilution of all common stock equivalents except in cases where the effect would be anti-dilutive.

Use of Estimates

     The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncements

     In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments - An amendment of FASB Statements No. 133 and 140". This Statement requires evaluation of all interests in securitized financial assets to determine whether they represent either freestanding derivatives or contain embedded derivatives. These interests were previously exempted from such evaluation. SFAS No. 155 permits any hybrid instrument, such as an interest in securitized financial assets containing an embedded derivative, to be accounted at fair value as opposed to bifurcating and accounting for the embedded derivative separate from the host instrument. This Statement also eliminates restrictions on a qualifying special purpose entity's ability to hold passive derivative financial instruments pertaining to beneficial interests that are, or contain, a derivative financial instrument. Tarpon adopted this Statement during 2007, and does not expect the adoption to have a material impact on Tarpon's financial position or results of operations.

     In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income taxes - An interpretation of FASB Statement No. 109" ("FIN 48"). This Interpretation provides a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company has not adopted this interpretation, but believes the impact on earnings is immaterial.

     In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". This Statement replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value, and expands financial statement disclosures regarding fair value measurements. This Statement applies only to fair value measurements that are already required or permitted by other accounting standards and does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning subsequent to November 15, 2007. The Company will be required to adopt SFAS No. 157 for the first quarter of 2008, but believes the impact, if any, will be immaterial.

     In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management currently does not expect adoption of SFAS 159 will have a material effect on the Company's financial position or results of operations. The Company plans to adopt SFAS 159 on January 1, 2008.

Reclassification

     Certain amounts in prior periods have been reclassified to conform to the 2006 financial statement presentation.

2. Financial Position

     The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained net losses of approximately $20.7 million from its inception on January 16, 2002 through December 31, 2006 and has negative working capital of $9.8 million and is in default of its loan agreements with LaSalle and Laurus, its primary lenders as of December 31, 2006. As of June 30, 2007, the net losses have increased to $25.5 million and the negative working capital is $11.9 million. If the Company is unable to significantly decrease its losses or obtain additional financing, its financial resources will not be adequate to satisfy its operating and capital requirements for the next 12 months and will have a material adverse effect on its operations and continuance of business operations.

     Based on its current business plans, the Company believes that it will be able to fund its operating losses, capital expenditures, debt payments and working capital requirements for the next 12 months. The estimated length of time that its cash resources will sustain operations is based on management assumptions. These estimates and assumptions are subject to change as a result of actual experience. The Company may not be able to attain profitability. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue operating as a going concern in the normal course of business.

     Management's plans include continued cost reductions, improved receivables and inventory management, maintaining of margins as steel prices fluctuate, continuing the development of its customers and markets through its sales initiatives and completing the equity raise and restructuring of its debt that is currently in process.

     There can be no assurance that the Company will be able to achieve its business plan objectives or that it will be able to generate cash flows from its operations. If the Company is unable to generate adequate funds from its operations or raise additional funds it may not be able to repay its existing debt or fund its operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. Acquisitions

EWCO

     In April 2004, the Company completed the acquisition of 100% of the stock of Eugene Welding Co., which manufactures and sells structural and mechanical steel tubing and steel storage rack systems at two manufacturing facilities in Michigan north of Detroit. The aggregate purchase price for EWCO was $699,490. The Company acquired EWCO for $415,450 in cash paid to its sole shareholder for all of the then outstanding EWCO shares. The Company paid a consultant a $200,000 success fee in connection with the acquisition and incurred approximately $84,040 in expenses related to the acquisition, which has been added to the cost of the acquisition.

     In April 2004 and in connection with its acquisition of EWCO, the Company entered into an employment agreement with EWCO's then President and Chief Executive Officer. In August 2004, the Company entered into a Termination Agreement with him, pursuant to which he resigned from all of his positions with the Company, and agreed to the following: render consulting services for one year, a release of claims, keep the Company's information confidential, and not to compete for a period of two years following the termination of his consultation. His compensation under the agreement includes (1) payment of $100,000 a year for two years, (2) payment for his current health insurance coverage for 18 months, (3) payment of his country club dues for 2004 and 2005, up to $5,000 a year, (4) reimbursement of his attorney fees incurred in connection with the negotiation of legal matters up to $9,850 and (5) payment of the outstanding principal and interest on the loan in connection with the 2003 GMC Sierra pick-up truck currently used by him, two years of insurance and transfer title to him for the vehicle.

Steelbank

     In May 2004, the Company completed the acquisition of 100% of the stock of Steelbank, Inc., which acts as a distributor and sales representative for the sale of structural and mechanical steel tubing and is based in a suburb of Toronto, Ontario, Canada. The acquisition complemented the Company's acquisition of EWCO by providing a sales organization for EWCO's products. Because much of Steelbank's value to the Company is the value of its sales organization and not the value of its assets, a majority of the purchase price has been allocated to goodwill. The aggregate purchase price for Steelbank was $1,656,563. The Company acquired Steelbank by paying approximately $54,263 (Cdn. $75,000) in cash, issuing a promissory note in the principal amount of approximately $574,300 (Cdn. $800,000), and by issuing additional promissory notes in the aggregate principal amount of approximately $290,750 (Cdn. $405,000). The Company also paid Cdn. $62,500 of the holders' legal and other expenses at maturity, agreeing to issue a number of its common shares equal to approximately $303,180 divided by the $5.00 public offering price of its shares in its initial public offering (recorded in notes payable - other). Additionally, the Company paid a consultant a $200,000 success fee in connection with the acquisition and incurred approximately $268,018 in expenses related to the acquisition, which has been added to the cost of the acquisition. Canadian dollars are translated into U.S. dollars as of the acquisition date of May 14, 2004.

     The results of operations of EWCO and Steelbank are included in the consolidated statement of operations from April 2, 2004, and May 14, 2004, respectively.

     The following table summarizes the final allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition:

                                           EWCO                Steelbank
                                     -----------------     -------------------
Current Assets                    $         9,972,486   $           1,805,420
Property, plant and equipment                 573,891                  62,175
Goodwill                                           --               1,106,279
Other intangible assets                            --                 410,000
Other assets                                   75,800                      --
Current liabilities                       (9,380,408)             (1,727,311)
Long term liabilities                       (542,279)                      --
                                     -----------------     -------------------
Net assets acquired               $           699,490   $           1,656,563
                                     =================     ===================

     The following unaudited proforma consolidated information is provided as if the acquisitions of EWCO and Steelbank had occurred as of the beginning of the applicable period. The unaudited proforma information should be read in conjunction with the related historical information, and does not reflect any benefits from synergies that might be achieved from combining operations and does not reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies. The unaudited pro forma amounts include adjustments that are based upon available information and various assumptions that the Company believes are reasonable.

                                                         Year ended December 31,
                                                         Pro forma and Unaudited
                                                                   2004
                                                         -----------------------
Net sales                                                    $        51,037,000
Net loss before taxes                                                (1,340,000)
Net loss                                                             (1,328,000)
Net loss per common share - basic and diluted                             (1.08)
Weighted average number of common shares outstanding                   1,227,300

Haines Road

     The aggregate purchase price including expenses related to the Haines Road acquisition transaction was approximately $10,190,000 (Cdn. $12,489,000) consisting of (1) approximately $9,211,000 (Cdn. $11,289,000) payable in cash and (2) approximately $979,000 (Cdn. $1,200,000) in a secured, subordinated promissory note, either payable 15 months after closing or by offsetting adjustments made after closing or for purchases by Bolton Steel Tube Co., LTD., ("Bolton") from Haines Road. The purchase price was allocated as follows:
$9,689,000 (Cdn. $11,875,000) for the assets acquired, a $200,000 success fee in connection with the transaction, payable to Bainbridge Advisors, a related party, over 24 months, and approximately $301,000 in expenses related to the transaction. The Company funded a portion of the purchase price with proceeds from the initial public offering and from a term loan described in Note 6.

     Pursuant to a guarantee between Tarpon and Bolton, Tarpon guaranteed Steelbank's obligations under the secured subordinated promissory note. As part of the transaction, Tarpon agreed not to compete with Bolton with respect to hot-dipped galvanized products for a period of six months after closing. Bolton also agreed not to compete with Tarpon on the pre-galvanized tubing market for six months. The six month non-compete agreements expired on August 17, 2005.

     On May 18, 2005, Steelbank purchased the Haines Road real estate assets, including closing fees and expenses, for $4,638,000 (Cdn. $5,870,000), consisting of (1) approximately $530,000 (Cdn. $670,000) in cash, (2) approximately $2,765,000 (Cdn. $3,500,000) in a one year mortgage bridge financing, and (3) seller financing of approximately $948,000 (Cdn. $1,200,000) and $395,000 (Cdn. $500,000) payable August 18, 2006 in second and third mortgage financing, respectively.

     The Company had leased the Haines Road real estate during the period between the acquisition closing date and the real estate closing date at a monthly rent of approximately $62,300 (Cdn. $75,000).

     On November 22, 2006, the Company completed a sale and leaseback of the Haines Road real estate assets with Agellan Investment, Inc., a Canadian real estate developer, which generated gross proceeds of $4,961,000 (Cdn. $5,675,000), from which all three mortgages were retired. The transaction was recorded as a sale, resulting in a loss of $179,911 (Cdn. $206, 230). The leaseback of the facility is being accounted for as an operating lease.

     The following table summarizes the assets acquired in connection with the acquisition of Haines Road converted at the exchange rate in effect at the dates of acquisition:

                                            Haines Road
                                        --------------------

Current assets                                  $ 1,183,000
Property, plant, and equipment                    5,356,000
Goodwill                                          2,439,000
Other intangible assets                           1,212,000
Land and buildings                                4,638,000
                                        --------------------
Total assets acquired                           $14,828,000
                                        ====================

     The following unaudited pro forma consolidated information is provided as if the acquisition of the Haines Road facility and EWCO had occurred as of the beginning of the applicable period. For 2004, the pro forma data includes Haines Road and EWCO as if the Company owned them for the full year. The pro forma data for 2004 and 2005 includes Steelbank as of its May 14, 2004 acquisition date. The unaudited pro forma information should be read in conjunction with the related historical information, and does not reflect any benefits from synergies that might be achieved from combining operations and does not reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies. The unaudited pro forma amounts include adjustments that are based upon available information and various assumptions that the Company believes are reasonable.

                                                         Year ended December 31,
                                                         Pro forma and Unaudited
                                                         2005           2004
                                                        -----------  -----------
Net sales                                               $63,616,000  $63,202,000
Net income (loss) before taxes                          (7,360,000)      348,000
Net income (loss)                                       (7,120,000)        23000
Net loss per common share - basic and diluted                (1.53)           --
Weighted average number of common shares outstanding      4,640,130    4,640,130

Midwest Tube Mill, Inc. Agreement

     On August 30, 2005, MTM Acquisition Company ("MTM Acquisition"), a wholly owned subsidiary of Tarpon Industries, formed for the purpose of this acquisition, entered into an Asset Purchase Agreement ("Agreement") with Midwest

Tube Mills, Inc. ("Midwest"), a manufacturer of mechanical steel tubing, and certain stockholders of Midwest, for the acquisition of substantially all of Midwest's assets and business (the "Transaction"). In the fourth quarter of 2005, the Company wrote off $192,000 of due diligence costs due to the uncertainty of completing the transaction. On March 28, 2006, the Company informed Midwest that it would terminate the Agreement based on MTM's inability to provide audited financial statements.

4. Goodwill and Intangible Assets

     In the fourth quarter of 2005, the Company completed an impairment test for all business units and recorded impairment charges related to the Steelbank acquisition in the amount $1.1 million to goodwill and $794,000 to the customer list intangible. The impairment resulted from lower sales and higher than expected customer turnover, as well as rapidly increasing material costs compared with the original business case supporting the carrying values of goodwill and intangibles.

     The Company conducts impairment tests on an annual basis, but also on an interim basis where impairment indicators arise. Steelbank sales and earnings in 2006 have been below forecasts utilized in the impairment test completed in the fourth quarter 2005, largely due to similar factors mentioned above. As a result, the Company conducted an impairment test as of the quarter ended June 30, 2006 and concluded that the carrying value of goodwill and intangible assets exceeded their fair values, resulting in an additional impairment loss of $3.6 million. The fair value of the Steelbank reporting unit and intangibles was estimated using the expected present value of future cash flows. The Company also concluded that Steelbank's real estate was impaired due to the environmental issues previously mentioned, resulting in an impairment loss of $750,000.

     The change in goodwill is as follows:

                                             2006                 2005
                                      ----------------     ----------------
Beginning balance January 1               $ 2,808,800           $1,279,810
Acquisition of Haines Road                         --            2,460,122
Foreign currency impact                       114,907              168,868

Impairment charges                        (2,923,707)          (1,100,000)

                                      ----------------     ----------------
Ending balance December 31                   $     --           $2,808,800
                                      ================     ================


     The Company's intangibles assets are valued based on independent appraisal and consist of the following:

                                                     Covenant
                                   Customer           not to
                                     base             compete         Total
                                  --------------  --------------   ------------
Balance at January 1, 2005             $ 89,223       $ 347,415      $ 436,638
Additions                             1,212,000              --      1,212,000
Foreign currency impact                  59,988           8,585         68,573
Amortization                          (158,557)        (71,064)      (229,621)
Impairment charges                    (794,000)              --      (794,000)
                                  --------------  --------------   ------------
Balance at December 31, 2005           $408,654        $284,936      $ 693,590
Additions
Foreign currency impact                  16,141          11,096         27,237
Amortization                           (34,694)        (33,663)       (68,357)

Impairment charges                    (390,101)       (262,369)      (652,470)
                                  --------------  --------------   ------------
Balance at December 31, 2006            $    --         $    --        $    --
                                  ==============  ==============   ============


5. Details of Balance Sheet

     The following sets forth the components of the Company's inventory at June 30, 2007, as well as, December 31, 2006 and 2005:

                                                       December 31,
                               June 30,       -------------------------------
          INVENTORIES:          2007
                             (unaudited)         2006              2005
                           ---------------    -------------    --------------
   Raw material                $1,609,320       $3,643,846        $3,548,251
   Work-in-process                468,000          481,858           303,096
   Finished goods               2,014,142        2,325,008         2,882,126
   Supplies                       282,780          308,850           186,165
                           ---------------    -------------    --------------
   Total                       $4,374,242       $6,759,562        $6,919,638
                           ===============    =============    ==============

     The following table sets forth the components of the Company's property, plant and equipment at June 30, 2007, as well as, December 31, 2006 and 2005:


           PROPERTY PLANT AND
           EQUIPMENT:                  June 30,                     December 31,
                                         2007              ------------------------------------
                                       (unaudited)           2006                   2005
                                       ---------------     --------------     -----------------
Machinery and equipment                    $6,609,941         $5,979,418            $5,891,036
Building                                           --                 --             2,479,175
Leasehold improvements                        180,378            214,454               437,195
Computer equipment                            374,507            343,580               285,406
Land                                               --                 --             2,649,939
Transportation equipment                       49,569             47,035                56,147
Furniture and fixtures                         73,621             67,742                74,683
Construction in progress                           --                 --                80,865
                                       ---------------     --------------     -----------------
Total                                       7,288,016          6,652,229            11,954,446
Less accumulated depreciation and
amortization                              (2,033,449)        (1,506,437)             (814,746)
                                       ---------------     --------------     -----------------
Net property, plant and equipment          $5,254,567         $5,145,792           $11,139,700
                                       ===============     ==============     =================

     In November 2006 Agellan Investment, Inc., a Canadian real estate developer, reached an agreement with Tarpon to purchase the Haines Road land and building and to lease back the manufacturing site to Steelbank. The closing for the sale was completed on November 22, 2006, resulting in a loss of $179,911 (Cdn. $206,230), classified as Loss on Disposal of Property and Equipment in 2006.

     Each year, the Company reviews its long term assets, other than intangibles for impairment. Upon review, if an asset is deemed to be impaired, management makes the appropriate valuation to write down the asset value to fair market value. In June of 2006, the Company determined that the carrying value of the Steelbank real estate was impaired, due to the environmental issues previously mentioned, resulting in an impairment loss of $750,000 in 2006.

6. Debt

     The following table sets forth the components of the Company's debt at June 30, 2007, December 31, 2006 and 2007:

Short Term Debt

                                               June 30,                   December 31,
                                                 2007           --------------------------------
                                              (unaudited)         2006              2005
                                              --------------    -------------    ---------------
       EWCO Revolving Credit Facility            $3,576,452       $5,943,115        $ 6,016,786
       Steelbank Revolving Credit Facility        2,674,803        2,860,533          2,356,418
       First Mortgage on Haines Road Real                --               --          2,971,175
       Estate
       Bridge loan payable                        1,038,000          775,000                 --
                                              --------------    -------------    ---------------
       Total                                     $7,289,255       $9,578,648        $11,344,379
                                              ==============    =============    ===============


Term Debt, Classified as Current

                                                                                December 31,
                                                          June 30,       ----------------------------
                                                            2007            2006             2005
                                                         (unaudited)
                                                        ------------     -----------     ------------
       EWCO term loan                                      $ 650,533       $ 789,933       $1,068,733
       Steelbank term loan                                 1,090,667       1,171,307        1,531,530
       Second mortgage on Haines Road real estate                 --              --        1,029,600
       Third mortgage on Haines Road real estate                  --              --          429,000
       Convertible debt (less discount of $859,368 in
       June 30, 2007 and $1,135,570 and $818,980
       in December 31, 2006 and 2007, respectively)        4,765,632       4,489,430        5,181,020
       Other                                                   7,378          10,301           21,304
                                                        -------------    ------------    -------------
       Subtotal                                            6,514,210       6,460,971        9,261,187

       Less term debt classified as current              (6,514,210)     (6,458,328)      (9,250,944)
                                                        -------------    ------------    -------------
       Long-term debt                                         $   --        $  2,643        $  10,243
                                                        =============    ============    =============

     Maturities of long-term debt and capital lease obligations for the years ending December 31 are based on the stated terms of the underlying agreements as follows:

2007                         $6,271,848
2008                            641,833
2009                            542,723
2010                             90,138
                          --------------
Total                        $7,596,542
                          ==============

EWCO Credit Facility - Terms and Default

     Eugene Welding Company ("EWCO"), a subsidiary of Tarpon, has a credit facility with LaSalle Bank Midwest, N.A. which includes a revolving credit line up to $9,000,000 with borrowings based upon eligible inventory and receivables and a $1,394,000 term loan amortizable in equal monthly installments of principal over five years ending August 1, 2009. The term loan matures August 31, 2007 in the event the revolving credit line is not renewed. Please see note 14, Subsequent Events, for an explanation of the "Waiver and Fourth Amendment to Loan Agreement and Reafirmation of Guarantee, executed March 30, 2007.

     Both the revolving credit line and term loan are secured by all of the assets of EWCO, approximately $ 15.8 million as of December 31, 2006, and a guarantee by Tarpon. Interest on both loans was at the bank's prime rate plus 1/2% until October 2, whereupon the rate was increased to prime plus 2 1/2%, following formal notification by the bank of default, citing that (i) EWCO had failed to meet its debt service coverage test on occasion during the period from November 2005 through June 2006, (ii) that Tarpon had breached its subordination agreement for payment on debt due Laurus Master Trust, a junior creditor, while Tarpon's Steelbank subsidiary was in technical default to LaSalle Business Credit, (iii) that EWCO had breached its loan agreement relating to permitted application of proceeds of a $6 million loan from Laurus, and that (iv) EWCO has been unable to pay its obligations as they become due. These circumstances, as well as other events such as the withdrawal of the firm's independent accountants, constituted a material adverse change in the loan collateral and the business condition of the obligor. From October 1, 2006 forward, EWCO's loans will bear interest at a rate of prime plus two percent (2 1/2%) (total effective rate of 10.75% at December 31, 2006). LaSalle had agreed to waive any default interest through September 30, 2006. Due to violation of its debt service covenants as well as the Company's going concern qualification, the debt has been classified as a current liability. Outstanding borrowings averaged $4.8 million during 2006. The weighted average interest rate on credit line borrowings was 9.3% in 2006.

     On March 30, 2007, the Company executed a "Waiver and Fourth Amendment to Loan Agreement and Reaffirmation of Guaranty" with LaSalle Bank Midwest N.A., Eugene Welding Company's lender. The agreement extends the current term by three years to August 31, 2010 and (1) waives all existing events of default and amends the Loan Agreement to adjust the interest rate, currently at the bank's prime rate plus 2% to the prime rate plus 1.5% immediately following the completion of "Raise 3" (see Convertible Debt below) and then subject to a grid structure on July 1, 2008, which permits further rate reductions tied to debt service coverage and excess availability and (2) establishes new financial covenants for Tangible Net Worth and EBITDA, with a Debt Service Coverage covenant to become effective for the calendar quarter ending March 31, 2008.

     Both the revolving credit line and term loan are secured by all of the assets of EWCO, approximately $11.2 million as of June 30, 2007, and a guarantee by Tarpon.

     Outstanding borrowings averaged $4.8 million, with a weighted average interest rate on credit line borrowings of 11.3% in during the first six months of 2007.

Steelbank Credit Facility - Terms and Default

     Steelbank Tubular, Inc., a subsidiary of Tarpon, has a credit facility with LaSalle Business Credit ("Lender"), a division of ABN AMRO Bank N.V., Canada Branch., which provides for (1) a revolving credit line maturing February 17, 2008 in the maximum principal amount of Cdn. $8,000,000 with borrowings based upon eligible inventory and receivables, and (2) a term loan in the principal amount of Cdn. $2,100,000. Borrowings in Canadian dollars under the revolving credit facility bear interest at a floating rate equal to the Lender's Canadian prime rate plus an applicable margin of between 0.75% and 1.25% (9.5% at December 31, 2006). Borrowings in U.S. dollars under the revolving credit facility are at the Lender's U.S. prime rate. The term loan matures March 1, 2010. Principal on the term loan is payable in sixty equal monthly installments of Cdn. $35,000 beginning on April 1, 2005. The term loan bears interest, payable monthly in arrears, at a floating rate equal to the Lender's Canadian prime rate plus an applicable margin of between 0.75% and 1.25%. Outstanding borrowings averaged $2.7 million during 2006. The weighted average interest rate on credit line borrowings was 7.9% in 2006.

     Under certain circumstances, Steelbank has the option to convert all or any part of its Canadian or United States borrowings to an interest rate equal to a LIBOR rate plus an applicable margin of between 2.25% and 2.75% or a Banker's Acceptance rate plus an applicable margin of between 2.25% and 2.75% (9.5% on December 31, 2006). Interest on the revolving credit facility is payable monthly in arrears.

     The obligations under the loan agreement are unconditionally guaranteed by Tarpon and are secured by a security interest in substantially all of the assets of Steelbank, approximating $10.5 million, and Tarpon, other than Tarpon's common shares of EWCO. Steelbank's obligations under the Loan Agreement are also secured by a pledge of all the capital stock of Steelbank pursuant to a share pledge agreement between Tarpon and its Lender.

     The loan agreement also requires compliance with several financial covenants including adjusted net worth of at least Cdn. $4,864,381. For quarters ending on or after September 30, 2005, the minimum adjusted net worth of the previous quarter will be increased by 75% of the net income for that quarter (ignoring quarters in which there is a loss), and the required minimum adjusted net worth for purposes of this was $4,864,381. The loan agreement also requires Steelbank to maintain a debt service coverage ratio (generally net income adjusted for depreciation and amortization, non-cash transactions, and capital expenditures divided by the total of all principal payments of long-term debt, capital leases, subordinated debt and all payments in respect of any distribution), of at least 1.25 to 1.00. It also requires Steelbank to maintain interest coverage (generally net income adjusted for interest expense, bank fees and net costs under interest rate contracts, taxes, depreciation and amortization and non-cash items divided by interest expense plus bank fees and net costs under interest rate contracts), of at least 1.50 to 1.00. Steelbank used the borrowings under the credit facility to provide partial funding for the acquisition of substantially all of the assets and business of the Haines Road facility and Haines Road real estate, to pay transaction fees and expenses, to refinance Steelbank's full-recourse factoring arrangement and for general working capital purposes of Steelbank.

     Steelbank's loan agreement contains other covenants which include limits on Steelbank's ability to incur or guarantee additional indebtedness, create liens, pay dividends, make certain types of investments, enter into transactions with affiliates, make capital expenditures in excess of Cdn. $500,000 in any fiscal year, sell assets, merge with other companies or enter into any transaction outside the ordinary course of business.

     Due to violation of its debt service and minimum adjusted net worth covenants as well as the Company's going concern qualification, the debt has been classified as a current liability.

     On October 2, 2006, LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, issued a notice of default to Steelbank, as a result of Steelbank's failure to meet its adjusted net worth covenant and its debt service coverage ratio covenants. From and after October 1, 2006, Steelbank's loans will bear interest at a rate of two per cent (2%) per annum, in excess of the interest rate otherwise payable (total effective rate of 9.5% at December 31, 2006). LaSalle had agreed to waive default interest through September 30, 2006.

     On April 30, 2007, Steelbank and LaSalle executed a "Second Amendment to Loan Agreement and Reaffirmation of Guarantee". The amendment waives all events of default which have occurred up to the date of the amendment. It also amends the following:

     o Borrowings in Canadian dollars under the revolving credit facility bear interest at a floating rate equal to the Lender's Canadian prime rate plus an applicable margin of between 1.75% and 3.00% (11.5% at June 30, 2007). Borrowings in U.S. dollars under the revolving credit facility are at the Lender's U.S. prime rate plus an applicable margin of between 0.25% and 1.50%.

     o The term loan matures the earlier of (i) August 31, 2010, and (ii) the date that is thirty (30) days prior to the stated maturity date of the Laurus Secured Convertible Note (See below).

     o Establishes new financial covenants for "Minimum Adjusted Net Worth", "Debt Service Coverage Ratio", "Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)" and "Capital Expenditure Limitations".

     o Agreements of cross-default with other financing agreements held by Tarpon and it's subsidiaries.

     Outstanding borrowings averaged $2.8 million, with a weighted average interest rate on credit line borrowings of 9.9% during the first six months of 2007.

Steelbank Mortgages

     On May 18, 2005, Steelbank purchased the Haines Road real estate assets for $4,638,000 (Cdn. $5,870,000), including closing fees and expenses. Financing for the purchase consisted of approximately $530,000 (Cdn. $670,000) in cash, a one year first mortgage totaling $2,765,000 (Cdn. $3,500,000) due May 15, 2006 and jointly secured by the property and a guarantee from Tarpon payable in equal monthly installments of principal and interest based on a 25 year amortization period and bearing interest at 1.25% above Canadian prime rate. The property was also financed by a second and third mortgage from the former owner, Bolton, payable August 18, 2006, totaling $948,000 (Cdn. $1,200,000) and $395,000 (Cdn.
$500,000) respectively with interest payable monthly at 8% and 10%, respectively, per annum.

     In November 2006 Agellan Investment, Inc., a Canadian real estate developer reached an agreement with Tarpon to purchase the Haines Road land and building and to lease back the manufacturing site to Steelbank. Although all three mortgages were past due, the mortgagors agreed to extensions on their respective due dates for the purpose of enabling Steelbank to sell the property to Agellan. All three mortgages were retired from the sales proceeds at the closing on November 22, 2006.

Convertible Debt

     On December 13, 2005, the Company entered into a Securities Purchase Agreement (the "Agreement") with Laurus Master Fund, Ltd. ("Laurus") in connection with the private placement of a convertible term note (the "Note") issued by the Company in the principal amount of $6,000,000 due December 13, 2008 and common stock purchase warrants (the "Warrants"). The Note is collateralized by all present and future assets of Tarpon and its subsidiaries, including the equity interests of EWCO and Steelbank, subject to a subordination agreement between Tarpon ABN AMRO Bank, N.V., Canadian Province and LaSalle Bank, Midwest, N.A. The Note is payable in equal monthly installments of principal totaling $187,500 commencing on April 1, 2006 through the maturity date and bears interest at prime plus 2% (10.25% at December 31, 2006 and June 30, 2007). As part of the Agreement, the monthly payments of principal and interest, under certain conditions, are convertible into shares of the Company's no par value common stock at a fixed conversion price of $3.27 per share. The Warrants provide for the purchase of up to 390,000 shares of common stock at an exercise price of $3.81 until December 13, 2012.

     Laurus cannot receive shares upon exercise of the warrants, upon payment of principal and interest on the note, or upon conversion of the Note which would exceed the difference between 4.99% of the issued and outstanding shares of common stock and the number of shares beneficially owned by Laurus, as determined in accordance with Section 13(d) of the Exchange Act, as amended, and Regulation 13d-3. This limitation automatically becomes null and void upon the occurrence, and during the continuance, of an event of default as defined in the note, or upon 75 days prior written notice to the Company, except that at no time shall the number of shares of common stock beneficially owned by Laurus exceed 19.99% of the outstanding shares of common stock. Further, the number of common shares issuable by the Company and acquirable by Laurus at a price below $2.85 per share pursuant to the terms of the note, the warrant, the agreement, any related agreement or otherwise cannot exceed 927,560 shares of common stock (subject to appropriate adjustment for stock splits, stock dividends, or other similar recapitalizations affecting the common stock), unless the issuance of such excess amount of common stock is first approved by the stockholders of the Company.

     In connection with this financing, the Company recorded discounts aggregating approximately $1,681,000, of which approximately $608,000 represented the value of 390,000 warrants using the Black-Scholes model with an interest rate of 4.4%, volatility of 60%, zero dividends and expected term of seven years; and approximately $1,073,000 represented the conversion feature inherent in the instrument. Such discounts are being amortized using the effective interest method over the term of the related debt. The conversion feature itself was deemed to be a derivative under FASB Statement No. 133. The Company estimated the fair value of the conversion feature to be $13,000 as of June 30, 2007 and at December 31, 2006 and $817,000 as of December 31, 2005. The $804,000 decrease in value during the year ended December 31, 2006 is shown as a "Gain from derivatives" within the Statement of Operations. In addition, the Company incurred fees in connection with this financing aggregating approximately $1,472,000, including warrants to purchase up to 300,000 shares of common stock to Joseph Gunnar and Company, a related party, recorded as deferred financing costs and amortized over the life of the note. The 300,000 warrants were valued at approximately $432,000 using the Black-Scholes model using the same assumptions described above, except for a term of five years. The warrants were deemed to be a derivative instrument as they can be put back to the Company, and, therefore the corresponding liability was marked to market and recorded at a fair value of $138,720 as of June 30, 2007, $108,000 as of December 31, 2006 and $366,000 as of December 31, 2005. The $258,000 decrease in fair value during 2006 is included in the overall "Gain from derivatives" within the Statement of Operations. The $30,720 increase in fair value during the first six months of 2007 is included in the overall "Loss from derivatives" within the Statement of Operations. These warrants are exercisable through December 13, 2010 at $3.27 per share. Although the stated interest rate of the convertible note is the prime rate plus 2% (10.25% on December 31, 2006 and June 30, 2007), as a result of the aforementioned discounts and fees, the effective interest rate of the Note was estimated to be approximately 41.8% per annum at its inception on December 13, 2005.

     On May 24, 2006, the Company executed an Omnibus Amendment to the Secured Convertible Term Note between the Company and the Laurus Master Trust whereby the Company executed its payment obligation of principal due May 1, 2006 in the amount of $187,500 in common shares of Tarpon stock in lieu of cash.
Accordingly, Tarpon and Laurus agreed to amend the terms of the Senior Convertible Term Note, and 153,688 shares were issued at $1.22 per share.

     On August 17, 2006, Tarpon reached an agreement with the Laurus fund whereby Tarpon would issue 100,000 shares of Tarpon common stock valued at $190,000 ($1.90 per share) to Laurus in exchange for Laurus amending certain provisions of its loan agreement. In addition, Tarpon agreed to award Laurus an additional 100,000 shares contingent on Tarpon completing a successful equity raise (in process as of June 30, 2007). The agreement provided that the loan agreement would be amended such that an event of default with LaSalle Bank Midwest (LaSalle) and/or LaSalle Business Credit (LaSalle) which is not declared as a default by LaSalle, would not give rise to default interest due to Laurus. Because LaSalle did not declare the Company in default until October 2, 2006, default interest was therefore not due Laurus until the fourth quarter of 2006. The results of operations for the first six months of 2007 include $761,000 of default interest due to Laurus.

     On February 28, 2007, the Company entered into a debt restructuring agreement with Laurus. Please see note 14, Subsequent Events, for additional information.

     On March 20, 2007, the agreement was amended whereby the Company would make payments of interest and principal in arrears from the anticipated proceeds of three separate equity financing transactions scheduled during the period starting January 25 and ending not later than August 1, 2007. The agreement calls for payments to Laurus during this period of $125,000 toward interest in "Raise 1" (completed March 23, 2007) and 33% of gross proceeds, which are estimated at $4 million, in proposed secondary public offering, scheduled to occur in the fourth quarter of 2007. Upon the consummation of the secondary offer, Laurus will extend the maturity of the Convertible Note for three years, reset the principal payments to a five year amortization schedule, amend the default interest rate to 12% per annum and reset the equity blocker to 9.99%. If, however, a minimum of $1.7 million is not paid down on the principal by December 31, 2007, an amount equal to the default charges will be added to the principal amount of the Convertible Note on January 1, 2008.

Bridge Notes

     On December 7, 2006 Tarpon closed a private placement Bridge Loan offering aggregating $775,000 and netting the Company $562,000 after payment of fees and commissions. The Bridge Loan Notes carry interest at 12% and are repayable from proceeds of a secondary stock offering initiated in January of 2007. In connection with this private placement, 775,000 warrants were issued to the note holders and 96,875 warrants were issued to designees of the placement agent to purchase common stock of Tarpon at an exercise price of $0.80. The Company has estimated the fair value of these warrants to be $333,000 using the Black-Scholes Option Pricing Model with an estimated term of 4.94 years, risk-free interest rate of 4.64%, dividend yield of 0% and volatility of 70%.

     The entire balance of $775,000, plus accrued interest of $25,729, was retired at the "Raise 1" closing on March 23, 2007 through cash payoffs of $232,620 and conversion to common shares with a value of $568,109 consisting of 811,584 shares of common stock.

     On June 18, 2007 Tarpon closed a private placement Bridge Loan offering aggregating $1,038,000 and netting the Company $867,000 after payment of fees and commissions. The Bridge Loan Notes carry interest at 12% and are repayable from proceeds of a secondary stock offering anticipated to occur in the 4th quarter of 2007. In connection with this private placement, 103,800 warrants were issued to designees of the placement agent to purchase common stock of Tarpon at an exercise price of $0.52. The Company has estimated the fair value of these warrants to be $54,000 using the Black-Scholes Option Pricing Model with an estimated term of 5 years, risk-free interest rate of 4.72%, dividend yield of 0% and volatility of 70%.

     For more information about the Company's debt restructuring see Note 14 - Subsequent Events.

7. Leases

     Facilities and equipment are leased under arrangements that are accounted for as operating leases. Total rental expense was $342,000 for the six months ended June 30, 2007 and $405,000, $513,000 and $261,000 for the years ended
December 31, 2006, 2005 and 2004, respectively.

     The following is a schedule of annual future minimum lease payments under operating leases with remaining non-cancelable lease terms in excess of one year as of December 31, 2006:

Year                      Amount
----                      ------
2007                    $   540,411
2008                        443,033
2009                        439.510
2010                        423,483
2011                        424,627
Thereafter                2,317,175
                        -----------
                        -----------
Total                   $4,588,239
                        ===========


8. Income Taxes

     There was no income tax expense for the six months ended June 30, 2007 and the years ended December 31, 2006. In 2005 and in 2004, the Company recorded a benefit of $101,088 and $70,986, respectively. The benefit is due to a refund related to a reduction in prior period tax expense in the United States. As a result of the valuation allowances applied to the net operating loss carryforwards and other net deferred tax assets, the Company did not report any other net income tax benefits for any of the six months ended June 30, 2007, as well as the three years ended December 31, 2006, 2005, and 2004.

     A reconciliation of income taxes computed using the federal statutory rate to the taxes reported in the statements of operations is as follows:

                                              Year Ended December 31,
                                   ---------------------------------------------
                                    2006              2005           2004
                                   ------------  --------------- --------------
Net loss before income taxes      $(9,992,879)   $  (7,410,578)  $ (2,065,500)
Federal statutory rate                     34%              34%            34%

Tax benefit computed at federal
statutory rate                     (3,397,579)      (2,519,597)      (702,270)

Effect of nondeductible expense         11,594           14,622         14,743
Effect of non-taxable income                --         (15,507)             --
Foreign tax rate differential               --               --        (9,101)
Valuation allowance                  3,417,485        2,330,922        625,642
Provision for prior years             (31,500)           88,472             --
                                   ------------  --------------- --------------
Reported income tax benefits               $--       $(101,088)      $(70,986)
                                   ============  =============== ==============

     Deferred tax assets and (liabilities) consist of the following amount as of December 31:

                                                   December 31,
                                   ------------------------------------------
                                     2006          2005           2004
                                   ------------  -------------   ------------
Net operating loss carry-forwards  $ 5,788,172    $ 2,991,162    $ 1,083,879
Allowance for doubtful accounts         64,344         36,415         22,600
Property and equipment               (337,166)       (80,944)         28,501
Deferred compensation                  141,750        184,936             --
Intangible assets                    1,881,863        678,007             --
Gain on financial instrument         (469,837)      (109,480)             --
Foreign exchange losses (gains)      (165,375)      (165,375)         63,400
                                   ------------  -------------   ------------
Deferred tax assets                $ 6,903,751    $ 3,534,721    $ 1,198,380
Valuation allowance                (6,903,751)    (3,534,721)    (1,198,380)
                                   ------------  -------------   ------------
Net deferred tax asset                $     --        $    --        $    --
                                   ============  =============   ============


     Due to the historical losses incurred by the Company, a full valuation allowance for the net deferred tax assets has been provided. If the Company achieves profitability, these net operating losses may be available to offset future income taxes. The Company's net operating loss carry-forward at December 31, 2006 was approximately $17.0 million and expires as follows:

Year                        Amount

2015                        $ 1,246,400
2022                            760,400
2023                            535,800
2024                          1,338,900
2025                          4,951,500
2026                          8,173,200
                        ----------------
                           $ 17,006,200
                        ================

     As of June 30, 2007, the net operating loss carry-forward was approximately $21.8 million.

     The components of loss before income taxes are as follows:

                                 Year Ended December 31,
                    ---------------------------------------------------
                       2006              2005               2004
                    --------------    --------------     --------------
United States       $ (4,588,765)     $ (4,384,253)      $ (1,798,451)
Foreign               (5,404,114)       (3,026,325)          (267,049)
                    --------------    --------------     --------------
                    $ (9,992,879)     $ (7,410,578)      $ (2,065,500)
                    ==============    ==============     ==============
     The components of income tax (benefit) expense by country are as follows:

                                  Year Ended December 31,
                    ----------------------------------------------------
                       2006                     2005              2004
                    ------------------     --------------   ------------
United States             $     --         $ (131,079)         $    --
Foreign                         --             29,992         (70,986)
                    ------------------     --------------   ------------
                          $     --         $(101,087)       $ (70,986)
                    ==================     ==============   ============

     The Company did not complete its assessment of the impact of FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income taxes - An interpretation of FASB Statement No. 109" (FIN 48) and, therefore, did not adjust opening accumulated deficit for the cumulative effects, if any, of applying this interpretation. Such adjustment is expected by the Company to be immaterial, and will be reflected in the results of operations for 2007 when determined.

9. Related Party Transactions

     In April 2004, the Company entered into a Management Consulting Agreement with Bainbridge Advisors, Inc., an advisory firm owned by the former Chairman of the Board, President and Chief Executive Officer and his son. On April 15, 2005, the Company amended the Management Consulting Agreement to (1) make a one-time payment of $50,000 in consideration of certain advisory services rendered to the Company that were not originally contemplated by the parties, (2) increase the monthly fee from $15,000 to $20,000, effective April 2005, and (3) revise the calculation of the maximum success fee to provide that the maximum success fee shall be $300,000 plus 0.2% of the enterprise value of an acquisition, but only to the extent that the enterprise value of such transaction exceeds $50,000,000. On December 8, 2005, this agreement was amended in accordance with the original agreement for an additional one year term commencing April 7, 2007. The following table summarizes the compensation earned by the former Chairman of the Board, President and Chief Executive Officer and his son, individually and through Bainbridge Advisors, Inc.


                                    Six months                  Year ended December 31,
                                      ended
                                                    -----------------------------------------
                                  June 30, 2007      2006            2005           2004
                                   (unaudited)
                                  ---------------   ------------  --------------  -------------
Advisory services and expenses           $44,515       $261,656        $320,740       $163,900
Salaries and benefits                         --             --              --        130,177
Success fees                                  --             --         200,000        400,000
                                  ---------------   ------------  --------------  -------------
Total                                    $44,515       $261,656        $520,740       $694,077
                                  ===============   ============  ==============  =============

     During the six months ended June 30, 2007 and the years ended 2006, 2005 and 2004, the Company paid the former Chairman of the Board, President and Chief Executive Officer and his son, individually and through Bainbridge Advisors, Inc. $0, $295,640, $659,629 and $330,163, respectively. In addition, non-cash stock options were granted in an amount valued at $333,300 in 2005.

     As of June 30, 2007 and December 31, 2006 and 2005, liabilities included $150,000, $105,485 and $138,889 of advisory fees and expenses, respectively, due to Bainbridge Advisors, Inc., classified in accounts payable.

     In February 2006, the board of directors agreed to accelerate the payout of the success fees to Bainbridge Advisors, Inc. The total amount to be paid would not increase, but the total payment term would be reduced from twelve months to five months for the remaining success fee related to the acquisition of Haines Road. The payment of such success fees, earned in 2005, was completed in June of 2006.

     Between January and August 2004, the Company engaged one of its directors to provide consulting services to the Company concerning its operations, general management and business development, at times and places and in an amount determined by mutual agreement. The Company accrued $22,000 in fees for these services including $10,000 payable in common shares at the closing of its initial public offering. The Company subsequently paid $12,000 in cash, with 2,000 common shares issued to this director in February 2005.

     Joseph Gunnar and Company, LLC ("Gunnar") was the lead underwriter in the Company's 2005 initial public offering, and since such time has assisted the Company in various financing transactions. Gunnar customers hold collectively, a significant amount of its common stock. Gunnar is entitled to participate as an outside observer on the Company's board of directors from which it can exercise significant influence over the activities of the Company. For its services for bridge financing in 2004, Gunnar received a cash fee of $200,000 and 100,000 warrants subsequently, increased to 120,890 warrants as a result of certain anti-dilution privileges contained within the Company's warrant agreement. It also received cash payments of $83,500 in 2004. The original warrants had an exercise price of $ 6.25 with a term of 5 years. The revised exercise price was reset to $5.17 as a result of the issuance of additional warrants. The 2004 warrants when issued had a fair market value of $101,966. In exchange for serving as the underwriter for the Company's Initial Public offering (IPO) in 2005, Gunnar received a cash fee of $1,638,750. For its assistance in securing the convertible note financing (Note 6), Gunnar received a cash fee of $600,000 and 300,000 warrants with an exercise price of $3.27 with a fair market value of $432,000. The Gunnar warrants can be put back to the Company, and were deemed to be a derivative instrument and classified as a liability. At June 30, 2007, these warrants were marked to market with a value of $59,670 with the gain on the instrument recorded to gain on derivatives. In connection with the bridge financing in December of 2006, Gunnar received 96,875 warrants with a fair market value of $33,906 and earned additional fees of $78,000. In connection with the equity raise closings in the first quarter of 2007, Gunnar received 439,261 warrants with a fair market value of $252,000 and earned additional fees of $312,598. Gunnar also receives a retainer payable monthly in the amount of $7,500 which expires in December 2007.

     In April, 2007, Gunnar received 27,857 warrants with a fair market value of $14,252 in connection with the private placement completed on April 4, 2007. Additionally, in June of 2007 Gunnar received 103,800 warrants with a fair market value of $53,976 in connection with the bridge financing completed on June 26, 2007.

     The following table summarizes the compensation earned by Gunnar:

                          Six months
                             ended               Years Ended December 31,
                            June 30,        ------------------------------------
                             2007            2006         2005          2004
                          (unaudited)
                          --------------    -----------  ------------  ---------
Fees and Expenses              $480,118       $168,500      $690,000   $283,500
Warrants Expenses                77,496         33,906       432,000    101,966
Private Placement               266,771             --            --         --
Initial Public Offering              --             --     1,638,750         --
                          --------------    -----------  ------------  ---------
Total                          $824,385       $202,406    $2,760,750   $385,466
                          ==============    ===========  ============  =========

     In accordance with its agency agreement, dated August 15, 2006, Gunnar is to be compensated at the rate of 12% of the gross proceeds from shares sold, 3% of the amount of restructured or replaced debt (1.5% for $1.0 million or less of debt) and warrants equal to 12.5% of shares sold at an exercise price equal to the price of such shares.

10. Stock Options and Warrants

     As of October 22, 2004, the board of directors and shareholders of the Company adopted the Tarpon Industries, Inc. 2004 Stock Option Plan. The plan allows the Company to grant incentive stock options and non-qualified stock options to the directors, officers, employees, consultants and advisors of the Company to purchase up to an aggregate of 1,000,000 common shares. This plan was approved by the Company's shareholders in June 2005.

     During 2005, the Company granted options for 441,785 shares, exercisable at $5.50 per share, to consultants, officers, employees and directors of the Company. $424,200 was expensed in 2005 for the consultant and director options, which vest immediately upon issuance. During 2006, the Company granted options for 110,000 shares, 50,000 issued to James Bradshaw, Chairman and Chief Executive Officer, exercisable at $2.45 per share, 40,000 issued to J. Stanley Baumgartner, former Chief Financial Officer, exercisable at $1.75 and 10,000 each issued to new directors Tracy Shellaberger and Gerald Stein, exercisable at $2.60 and $0.88 per share respectively. All options that have been granted under the plan to officers and employees of the Company vest in cumulative annual installments over three years. Options issued to consultants and directors vest immediately upon issuance. No options were granted during 2004 or 2003 and no options have yet been exercised.

     Activity under this plan is shown in the following tables:

                                            Six Months ended June 30, 2007
--------------------------------------------------------------------------------
                                                        (Unaudited)
                                                         Weighted
                                                         Average     Aggregate
                                                         Exercise   Intrinsic(1)
Shares Subject to Option                 Shares          Price         Value
------------------------------------ ---------------   ------------ ------------
Outstanding at beginning of                 673,190          $ 2.88       --
Period
New Grants (based on fair
Value of common stock at                         --              --       --
dates of grant
Exercised                                        --              --       --
Expired                                          --              --       --
Forfeited                                  (67,190)            4.12       --
                                     ---------------
Outstanding at end of period                606,000            2.76       --
Exercisable at end of period                205,667            5.13       --

     The total fair value of vested shares at June 30, 2007 was $116,387. At June 30, 2007, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $161,000, which will be amortized over a weighted average period of 9.1 years.


                                             Year ended December 31, 2006
--------------------------------------------------------------------------------
                                                         Weighted
                                                         Average     Aggregate
                                                         Exercise   Intrinsic(1)
Shares Subject to Option                 Shares          Price         Value
------------------------------------ ---------------   ------------ ------------
Outstanding at beginning of                 415,085          $ 5.50       --
Period
New Grants (based on fair
Value of common stock at                    550,000            1.07       --
dates of grant
Exercised                                        --              --       --
Expired                                          --              --       --
Forfeited                                 (291,895)            2.99       --
                                     ---------------
Outstanding at end of period                673,190            2.88       --
Exercisable at end of period                204,397            5.09       --

     The total fair value of vested shares at December 31, 2006 was $109,355. At December 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $231,000, which will be amortized over a weighted average period of 9.47 years.

                                             Year ended December 31, 2005
------------------------------------ -------------------------------------------
                                                         Weighted
                                                         Average     Aggregate
                                                         Exercise   Intrinsic(1)
Shares Subject to Option                 Shares          Price         Value
------------------------------------ ---------------   ------------ ------------
Outstanding at beginning of                     --              $ --       --
Period
New Grants (based on fair
Value of common stock at                   441,785              5.50       --
dates of grant
Exercised                                       --                --       --
Expired                                         --                --       --
Forfeited                                 (26,700)              5.50       --
                                     --------------
Outstanding at end of period               415,085              5.50       --
Exercisable at end of period               140,000              5.50       --

          (1) The intrinsic value of a stock option is the amount by which the current market value of our underlying common stock exceeds the exercise price of the option.

     The estimated fair value as of the date options were granted during 2006 presented using the Black Scholes option-pricing model, was as follows:


                                                       December 31, 2006
                                                       ------------------
Weighted Average Estimated Fair Value Per
Share of Options Granted During the Period                        $ 0.90
Assumptions
Amortized dividend yield                                           0.00%
Common Stock price volatility                                     70.00%
Risk free rate of return                                           4.72%
Expected option term (in years)                                        5


     The following table summarizes information about stock options at December 31, 2006:


                                  OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                     ---------------------------------------------------------------------------------
                                  Weighted                                  Weighted
                                  Average        Weighted                    Average        Weighted
                                 Remaining       Average                    Remaining       Average
Range of                        Contractual      Exercise                  Contractual      Exercise
Exercise Prices    Shares         Life             Price       Shares         Life          Price
------------------------------------------------------------------------------------------------------
$0.88 to $5.50     673,190          9.12            $2.88      204,397            8.32        $5.09

     At December 31, 2006, options covering 326,810 shares were available for future grants under the 2004 Plan.

     The following table summarizes information about stock options at June 30, 2007:

                                                        (Unaudited)
                                  OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                     ---------------------------------------------------------------------------------
                                  Weighted                                  Weighted
                                  Average        Weighted                    Average        Weighted
                                 Remaining       Average                    Remaining       Average
Range of                        Contractual      Exercise                  Contractual      Exercise
Exercise Prices    Shares         Life             Price       Shares         Life          Price
------------------------------------------------------------------------------------------------------
$2.45 to $5.50     606,000            8.67          $2.76      205.667           7.81          $5.13


     At June 30, 2007, options covering 394,000 shares were available for future grants under the 2004 Plan.

     The following table provides additional information about outstanding warrants categorized by exercise price at date of grant using the Black-Scholes model:


       As of December 31, 2006
                                              Warrants        Expiration       Exercise
       Party                                Outstanding          Date           Price
       ---------------------------------    --------------- ---------------  ------------

       2004 Gunnar - Bridge Financing            123,614**      12/31/2010         $1.25*
       2004 Private Placement                    893,806**      12/13/2012          2.33*
       2005 Gunner - IPO                         243,360**      04/05/2009          0.98*
       2005 Gunnar - Laurus
         Convertible Note                         300,000       04/05/2009          0.91*
       2005 Laurus Warrants Associated
         with Convertible Note                    390,000       02/17/2010          3.08*
       2006 Bridge Note Holders                 775,000         12/07/2011           0.80

       2006 Gunnar - Bridge Financing            96,875         12/07/2011           0.80
                                            ---------------
       Total                                  2,822,655
                                            ===============



       As of June 30, 2007 (Unaudited)
                                            Warrants           Expiration       Exercise
       Party                              Outstanding             Date           Price
       --------------------------------   --------------      -------------   -----------
       2004 Gunnar - Bridge Financing          126,386**       12/31/2010          $1.22*
       2004 Private Placement                1,074,667**       12/13/2012           1.94*
       2005 Gunner - IPO                       244,341**       04/05/2009           0.98*
       2005 Gunnar - Laurus
         Convertible Note                       300,000        04/05/2009           0.91*
       2005 Laurus Warrants Associated
         with Convertible Note                  390,000        02/17/2010           3.08*
       2006 Bridge Note Holders               775,000          12/07/2011            0.91
       2006 Gunnar - Bridge Financing         116,852**        12/07/2011           0.66*
       2007 Gunnar - Private Placement        124,114**        01/24/2012           0.79*
       2007 Gunnar - Private Placement        345,151**        03/23/2012           0.90*
       2007 Gunnar - Private Placement         28,736**        04/04/2102            0.83


       2007 Gunnar - Bridge Financing         103,800          06/26/2012            0.52
                                          ---------------
       Total                                3,629,047
                                          ===============


         *Decreased from original amount due to anti-dilutive provisions **Increased from original amount due to anti-dilutive provisions

11. Contingencies

     As of December 31, 2004, the Michigan Department of Environmental Quality ("MDEQ") notified the Company that it had concluded that the Company was a "major source" for certain air emissions and that the Company had failed to apply for a Renewable Operating Permit ("ROP")for air emissions not covered by its Permit to Install ("Permit"), then in effect. The Company applied for a revised Permit to obviate the need for a ROP and received the revised Permit in December 2004. The MDEQ and the Company negotiated a resolution of the violations alleged by MDEQ, and the Company paid a settlement amount of approximately $31,000 to resolve the violations alleged by the MDEQ in July 2004. Subsequently, in October 2005, MDEQ Water Bureau cited EWCO for not having separate Storm Water Pollution Prevention Plans for each physical location in Marysville along with other minor infractions. Since that time, separate plans were developed and submitted to the MDEQ for their approval. The Company paid approximately $28,000 as of December 31, 2005 to remediate the issue and does not anticipate any further expenses.

     The Company from time to time is a party to various litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of this litigation cannot be estimated with certainty, but management believes, based on their examination of these matters, experience to date and discussions with counsel, that the ultimate liability will not be material to the Company's business, financial condition or results of operations.

12. Employee benefit plans

     EWCO has three separate 401(k) plans. Two of these plans cover union employees who have attained 18 years of age with six months of service. The participants can contribute up to 15% of their compensation. EWCO matches 50% of the employee contributions based on the collective bargaining agreement, not to exceed 5% of compensation. The employer contributions for these two plans were $67,227 and $10,679, respectively, in 2006, $51,564 and $6,815 respectively, in
2005 and $39,644 and $6,924 respectively, in 2004.

     The third 401(k) plan is for employees who are not covered by a collective bargaining agreement, who have attained 18 years of age and who have 1,000 hours and six months of service. The participants can contribute up to 15% of their salary and are eligible for an employer discretionary contribution. EWCO matches 50% of the employee contributions up to 5% of employees' wages. The employer matching contributions were $33,759, $26,151 and $17,797 in 2006, 2005 and 2004, respectively. No discretionary contributions were made in 2006, 2005 or 2004.

     The Company's union employees have a contributory pension plan for which the Company withholds from the employee and remits to the union on their behalf. At the end of December 31, 2006, 2005 and 2004, all withheld amounts had been paid to the union on the employees' behalf.

13. Segment and Geographic Information

     The Company operates in business segments that are distinguished primarily on geographic location. The EWCO United States operation includes mechanical tube production as well as engineered racking system production. The Steelbank Canadian operation includes mechanical tube production with emphasis on galvanized tube. The products and services, customer base, distribution channel, manufacturing process, procurement and economic characteristics are similar throughout all of the Company's operations. The following table sets forth the Company's segment data.


                                                 As of and for the Six Months Ended June 30, 2007
                                        -------------------------------------------------------------------
                                                                   (unaudited)
                                            EWCO            Steelbank        Other (A)           Total
                                        --------------    --------------    -------------    --------------
       External revenues                 $ 19,226,533       $ 8,000,733          $    --      $ 27,227,266
       Inter-segment sales                    390,164           181,052        (571,216)                --
       Depreciation and
       amortization                             6,310            53,132               --            59,442
       Operating profit (loss)                223,855         (862,241)      (1,812,747)       (2,451,133)
       Total assets                        11,180,311        10,040,170      (2,329,099)        18,891,383
       Capital expenditures                    20,342            44,328               --            64,670


                                                  As of and for the Year Ended December 31, 2006
                                        -------------------------------------------------------------------

                                            EWCO            Steelbank        Other (A)           Total
                                        --------------    --------------    -------------    --------------
       External revenues                 $ 53,825,705      $ 21,505,203          $    --      $ 75,330,908
       Inter-segment sales                    697,318           212,324        (909,642)                --
       Depreciation and
       amortization                           117,687           811,665               --           929,352
       Operating profit (loss)              1,474,256       (4,724,065)      (4,750,344)       (8,000,153)
       Total assets                        15,774,471        10,469,277      (2,127,564)        24,116,184
       Capital expenditures                    36,184           309,535               --           345,719




                                                  As of and for the Year Ended December 31, 2005
                                        -------------------------------------------------------------------

                                            EWCO            Steelbank        Other (A)           Total
                                        --------------    --------------    -------------    --------------
       External revenues                 $ 43,028,462      $ 17,822,158          $    --      $ 60,850,620
       Inter-segment sales                    578,865                --        (578,865)                --
       Depreciation and
       amortization                           109,873           866,926         (37,708)           939,091
       Operating profit (loss)            (1,039,283)       (2,706,169)      (3,521,459)       (7,266,911)
       Total assets                        14,864,631        20,205,972        3,935,318        39,005,921
       Capital expenditures                   170,736           934,733               --         1,105,469


                                                  As of and for the Year Ended December 31, 2004
                                        -------------------------------------------------------------------

                                            EWCO            Steelbank        Other (A)           Total
                                        --------------    --------------    -------------    --------------
       External revenues                 $ 32,354,528       $ 5,267,101          $    --      $ 37,621,629
       Inter-segment sales                    698,532                --        (698,532)                --
       Depreciation and
       amortization                            84,190            19,091           37,708           140,989
       Operating profit (loss)                569,079           152,560        (908,784)         (187,145)
       Total assets                        15,544,384         4,782,327        1,381,082        21,707,793
       Capital expenditures                   110,034             8,694               --           118,728


(A) Other represents information for the Company's parent company, Tarpon which is not allocated into the operating segments.

         Revenues by country are as follows:

                  Six months
                     ended                  Year ended December 31,
                   June 30,         -------------------------------------------
                     2007
                  (unaudited)          2006           2005            2004
                 --------------     -------------  -------------  -------------
United States       $19,045,000     $ 60,229,000   $ 49,732,000   $ 32,484,000
Canada                8,182,000       15,102,000     11,119,000      5,138,000
                 --------------     -------------  -------------  -------------
Totals              $27,227,000     $ 75,331,000   $ 60,851,000   $ 37,622,000
                 ==============     =============  =============  =============

     Long-lived assets by geographic region as of the indicated dates are as follows:


                       June 30,                       December 31,
                         2007         --------------------------------------
                      (unaudited)        2006           2005            2004
                      --------------  ------------  -------------  ------------
United States (EWCO)      $ 437,669     $ 463,000     $  629,000     $ 568,000
Canada                    4,816,898     4,682,000     14,013,000     1,821,000
                      --------------  ------------  -------------  ------------
Totals                  $ 5,254,567   $ 5,145,000   $ 14,642,000   $ 2,389,000
                      ==============  ============  =============  ============

     Revenues by geographic area were determined based on origin of sale. Geographic data on long-lived assets is based on physical location of those assets.

14. Subsequent Events

     On February 28, 2007, the Company entered into a debt restructuring agreement with Laurus, amended on March 20, 2007, whereby the Company would make payments of interest and principal in arrears from the anticipated proceeds of three separate equity financing transactions scheduled during the period starting January 25 and ending not later than August 1, 2007. The agreement calls for payments to Laurus during this period of $125,000 toward interest in "Raise 1" (completed March 23, 2007), $125,000 toward interest and $250,000 toward principal in "Raise 2", scheduled to occur not later than May 1 and 33% of gross proceeds, which are estimated at $4 million, in "Raise 3", scheduled to occur not later than August 1, 2007. Immediately after the completion of Raise 2, Laurus will waive all existing defaults, as well as default fees and default interest accrued on the note. Upon the consummation of Raise 3, Laurus will extend the maturity of the Convertible Note for three years, reset the principal payments to a five year amortization schedule, amend the default interest rate to 12% per annum and reset the equity blocker to 9.99%. If, however, a minimum of $1.7 million is not paid down on the principal by December 31, 2007, an amount equal to the default charges waived after Raise 2 will be added to the principal amount of the Convertible Note on January 1, 2008.

     On March 30, 2007, the Company executed a "Waiver and Fourth Amendment to Loan Agreement and Reaffirmation of Guaranty" with LaSalle Bank Midwest N.A., Eugene Welding Company's lender. The agreement (1) waives all existing events of default and amends the Loan Agreement to adjust the interest rate to the prime rate plus 1.5% immediately following the completion of Raise 3 and then subject to a grid structure on July 1, 2008, which permits further rate reductions tied to debt service coverage and excess availability and (2) establishes new financial covenants for Tangible Net Worth and EBITDA, with a Debt Service Coverage covenant to become effective for the calendar quarter ending March 31, 2008.

     The Company began an equity financing during the first quarter of 2007, with an initial closing occurring in January of 2007 raising gross proceeds of $602,000 and netting $565,000 to the Company. Raise 1, as noted previously, was completed on March 23, 2007, grossing $1.9 million and netting $582,000 to the Company after the repayment of bridge notes, dated December 7, 2006, and the scheduled payment to Laurus. On April 4, 2007, the Company received $120,000 on additional gross proceeds of $156,000 related to Raise 1, which occurred on March 23, 2007. Raise 2 is scheduled to occur no later than May 1, 2007 and Raise 3 is scheduled to occur no later than August 1, 2007.

Bridge Financing

     In connection with the Bridge Loan financing closed on June 18, 2007, during July, 2007, Tarpon received additional funding of $550,800, net of fees and expenses of $111,200. Additionally, 66,200 warrants were issued to designees of the placement agent to purchase common stock of Tarpon at an exercise price of $0.45. The Company has estimated the fair value of these warrants to be $18,000 using the Black-Scholes Option Pricing Model with an estimated term of 5 years, risk-free interest rate of 4.72%, dividend yield of 0% and volatility of 70%. Additionally, the Company issued 1,740,000 shares of common stock in association with this financing, the cost associated with these shares are recorded as deferred financing costs which will amortize over the life of the loan.

Consulting Agreement

     On August 3, 2007, Tarpon entered into agreements (the "Fuselier Agreements") with Dr. Jean Fuselier and Fuselier Holding LLC ("FHLLC") relating to the Company's accounts payable. In accordance with such agreements and following approval by the Company's shareholders at a meeting to be called for such purpose, among others, the Company would issue a total of 12,000,000 shares of common stock to Dr. Fuselier and FHLLC. Such entities, through consultation and payments, have agreed to satisfy an amount (the "Assumption Amount") of the Company's accounts payable, over a period of two years, determined in accordance with the following formula: (i) 0.47 multiplied by (ii) 12,000,000 multiplied by
(iii) the closing market price of the Common Stock of the Company on the stock exchange on which the same is traded on the trading day immediately prior to the day (the "Fee Delivery Date") on which (A) the shares of Common Stock representing the Assumption Fee (as defined in the Fuselier Agreements) are delivered to FHLLC hereunder, and (B) the shares of Common Stock representing the Consulting Fee under an agreement with Dr. Jean Fuselier are delivered to Dr. Fuselier under such agreement. For example, if the closing market price is $0.50 per share immediately prior to the Fee Delivery Date, the Assumption
Amount would be  $2,820,000.  The accounts  payable  comprising  the  Assumption

Amount shall be designated by the Company from among the accounts payable set forth in the agreement with FHLLC. Dr. Fuselier and FHLLC will, upon issuance of the 12,000,000 shares referred to above, hold the Company harmless with respect to the accounts payable included in the Assumption Amount.

On September 19, 2007, the Company advised counsel to Dr. Fuselier and Fuselier Holding that due to impossibility of performance and frustration of purpose in relation to the agreements between the Company and such persons, the Company was not going forward with such agreements.

Laurus Master Credit Agreement.

     Tarpon entered into a Master Credit Agreement ("The Agreement") on August 9, 2007, including a revolving credit agreement (Revolver) up to $10,000,000, subject to a borrowing based on capital availability, inventory and reserves, a $1,700,000 term loan (Term Loan A) and a $1,700,000 term loan (Term Loan B).

     Term Loan A is payable in equal monthly installments of principal at a fixed monthly amount of $37,500 plus accrued interest until maturity on August 9, 2009, at which time, the remaining unpaid balance and all accrued, unpaid interest will be due. Term Loan B is payable as interest only until maturity on August 9, 2008, at which time, the remaining unpaid balance and all accrued, unpaid interest will be due. The Revolver will be paid, or drawn upon, as necessary throughout the normal course of business. Interest on the Revolver will be paid monthly based on the daily drawn balance at the contract interest rate, defined below.

     Interest on the respective facilities is calculated as follows; 1) for the Revolver, interest shall accrue at a rate per annum equal to the "prime rate" published in The Wall Street Journal from time to time (the "Prime Rate"), plus one and three-quarter percent (1.75%) (the "Contract Rate"), 2) for the Term Loan A, interest shall accrue at the Prime Rate plus two percent (2.0%), but no less than nine percent (9.0%), and 3) for the Term Loan B, interest shall accrue at the Prime Rate plus three percent (3.0%), but no less than ten percent (10.0%).

     The Agreement contains customary covenants that will limit the ability of Company, and it's subsidiaries, to, among other things, guarantee additional indebtedness, incur indebtedness, create liens, pay dividends, make certain types of investments, enter into transactions with affiliates or enter into any transaction outside the ordinary course of business.

     The Company granted Laurus Master Fund Ltd. a security interest in all of their respective assets including, but not limited to, accounts receivable, inventory, machinery, equipment, general intangibles, stock and deposit accounts. In addition, the Company issued warrants to Laurus Master Fund Ltd. to purchase 2,300,000 shares of the common stock of the Company for an exercise price of $.01 a share and a warrant to purchase 2,300,000 shares of the common stock of Tarpon Industries, Inc. for an exercise price of $.25 a share.

     Steelbank  Tubular  Inc.,  MTM  Acquisition   Company  FM,  Inc.  and  JS&T
Acquisition Company, other subsidiaries of the Company, provided guarantees of this financing transaction secured by all of their respective assets.

     Upon entering this agreement the Company retired all debt owed to LaSalle Bank Midwest N.A. and LaSalle Business Credit. For more information concerning these facilities, see the "Financing Arrangements" as discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as "Note 6 - Debt" of the "Notes to Consolidated Financial Statements" as reported in the Company's December 31, 2006 Form 10-K/A.

Communication with the American Stock Exchange

     On July 23, 2007, the American Stock Exchange (AMEX) granted continuation of Tarpon's listing on the exchange. The AMEX staff will continue periodic review of Tarpon's compliance with the listing standards. If by September 30, 2007, Tarpon is not compliant or does not show continued progress in its plan to do so, then the AMEX may initiate immediate delisting proceedings.

     On September 20, 2007, the Company filed a Notice of Intention to make a proposal pursuant to the Bankruptcy and Insolvency Act in Ontario, Canada. A. Farber & Partners, Inc. is the Proposal Trustee and has also been appointed as Interim Receiver by the Ontario Superior Court of Justice for the purpose of conducting a sale or liquidation of its Steelbank subsidiary. The Company is working closely with Laurus in this matter and expects that a sale or liquidation of Steelbank can resolve a significant portion of Steelbank's debt.

15. Quarterly Information (unaudited)

     The following is a summary of Tarpon's quarterly operating results during the six months ended June 30, 2007 and years ended December 31, 2006, 2005 and 2004:

Six Months Ended June 30, 2007

                                             Quarter
                                             -------
                                        First       Second
                                        -----       ------
Net Sales                               $13,997     $13,230
Gross profit                                698         622
Net (loss)                               (2,570)     (2,247)
Net (loss) per common share
 - basic and diluted                    $  0.43     $ (0.26)


Year Ended December 31, 2006

                                                                      Quarter
                                                                      -------
                                               First           Second           Third           Fourth
                                            -------------    ------------    -------------    ------------
                                                       (in thousands, except per share data)
Net sales...............................        $ 17,050        $ 21,485         $ 19,995        $ 16,801
Gross profit............................           1,302           1,463            1,824           1,212
Net income (loss).......................         (2,855)         (5,688)              717         (2,167)
Net income (loss) per common share
- basic and diluted.....................         $(0.62)         $(1.22)           $ 0.15         $(0.44)


Year Ended December 31, 2005
                                                                      Quarter

                                                                      -------
                                               First           Second           Third           Fourth
                                            -------------    ------------    -------------    ------------
                                                       (in thousands, except per share data)
Net sales...............................        $ 14,018        $ 15,086         $ 15,341        $ 16,406
Gross profit............................             716             794            1,136           1,674
Net (loss)..............................         (1,610)         (1,468)          (1,413)         (2,819)
Net (loss) per common share
- basic and diluted.....................         $(0.57)         $(0.32)          $(0.30)         $(0.61)


Year Ended December 31, 2004
                                                                      Quarter
                                                                      -------
                                                First          Second           Third           Fourth
                                             ------------    ------------    -------------    ------------
                                                       (in thousands, except per share data)
Net sales...............................           $  --        $ 11,993         $ 12,959        $ 12,670
Gross profit............................              --           1,472            1,423             781
Net (loss)..............................           (165)           (213)            (591)         (1,026)
Net (loss) per common share
- basic and diluted.....................        $ (0.14)         $(0.17)          $(0.48)         $(0.83)

     The Company acquired EWCO and Steelbank in the second quarter of 2004. The Company acquired Haines Road in the first quarter of 2005.

                                                                Grant Thornton
Accountants and Business Advisors


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Shareholders of
Eugene Welding Company


     We have audited the accompanying balance sheets of Eugene Welding Company (a Michigan corporation) as of March 31, 2004 and the statements of operations, shareholders' equity and cash flows for the three month period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as basis for designating audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2004, and the results of its operations and its cash flows for the three month period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II has been subjected to auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, when considered in relation to the basic consolidated financial statements taken as a whole.

/s/ Grant Thorton, LLP
Southfield, Michigan
April 1, 2005

                               EUGENE WELDING CO.

                                 BALANCE SHEETS


                                                                       March 31,
                                                                         2004
                                     ASSETS

CURRENT ASSETS:

Cash and cash equivalents.....................................  $     431,739
Accounts receivable (less allowance for doubtful
accounts of $222,988 .........................................      4,868,290
Inventories ..................................................      4,370,151
Prepaid expenses .............................................        142,705
                                                                 -------------
Total current assets .........................................      9,812,885
Property, plant equipment - Net...............................        910,989
OTHER ASSETS:
Note receivable - other ......................................         45,607
Deferred tax asset ...........................................         75,800
                                                                 -------------
Total other assets ...........................................        121,407
                                                                 -------------
TOTAL ASSETS .................................................  $  10,845,281
                                                                 =============
                      LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:
Note payable - bank...........................................  $   4,035,485
Accounts payable .............................................      3,507,750
Accounts payable - inter-Company .............................        143,677
Distributions payable ........................................             --
Accrued expenses .............................................        678,079
Income taxes payable..........................................        135,713
Current maturities on long-term debt .........................        209,704
                                                                 -------------
Total current liabilities ....................................  $   8,710,408

LONG-DEBT, LESS CURRENT MATURITIES:...........................        486,179
COMMITMENTS AND CONTINGENCIES DEFERRED
INCOME TAXES: ................................................         56,100
SHAREHOLDER'S EQUITY:.........................................
Common shares: par value $10 per share; authorized, 5,000
Shares; issued and outstanding, 40 shares.....................            400
Shareholder note receivable ..................................    (2,933,144)
Retained earnings ............................................      4,525,338
                                                                 -------------
Total shareholder's equity ...................................      1,592,594
                                                                 -------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY....................  $  10,845,281
                                                                 =============


     The accompanying notes are an integral part of the financial statements

                               EUGENE WELDING CO.

                            STATEMENTS OF OPERATIONS


                                                                    Three
                                                                    Months
                                                                    Ended
                                                                  March 31,
                                                                     2004
REVENUES:

Sales....................................................    $    10,606,365
Less discounts allowed....................................            57,584
                                                                -------------
Net revenues.............................................         10,548,781
COST OF GOODS SOLD:
Materials................................................          5,937,979
Direct labor.............................................            713,215
Manufacturing overhead...................................          2,485,814
                                                                -------------
Total cost of goods sold.................................          9,137,008
Gross profit.............................................          1,411,773
OTHER OPERATING EXPENSES:
Selling, general and administrative expenses.............            814,027
Depreciation and amortization............................             35,445
Loss on disposal of property and equipment...............                 --
                                                                -------------
Total operating expenses.................................            849,472
                                                                -------------
OPERATING INCOME (LOSS):.................................            562,301
OTHER INCOME (EXPENSE)
Miscellaneous income/(expense)...........................           (14,549)
Interest expense .........................................          (51,390)
Interest and dividend income .............................                --
                                                                -------------
Total other income (expense) .............................          (65,939)
INCOME (LOSS) BEFORE INCOME TAXES:........................           496,362
PROVISION FOR INCOME TAXES:
Income tax expense.......................................            135,713
Deferred income taxes....................................           (19,700)
                                                                -------------
Provision for income taxes...............................            116,013
                                                                -------------
NET INCOME (LOSS)........................................    $       380,349
                                                                =============


     The accompanying notes are an integral part of the financial statements


                               EUGENE WELDING CO.

                              SHAREHOLDER'S EQUITY


                                   Number
                                     of                              Shareholder        Total
                                   Common     Common     Retained       Note         Shareholder's
                                   Shares     Shares     Earnings    Receivable         Equity
                                 --------   ---------   ----------   -------------   -------------
Balance at  January 1, 2004....       40    $    400   $ 4,144,989   $ (2,933,144)   $  1,212,245
Net income.....................                            380,349                        380,349
                                 --------   ---------  -----------   ------------    -------------
Balance at March 31, 2004......       40    $    400  $  4,525,338   $ (2,933,144)   $  1,592,594
                                 ========   =========  ===========   =============   =============


     The accompanying notes are an integral part of the financial statements

                               EUGENE WELDING CO.


                             STATEMENT OF CASH FLOWS
                                                                  Three
                                                                  Months
                                                                  Ended
                                                                 March 31,
                                                                   2004
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income (loss)..........................................   $     380,349
Adjustments to reconcile net income (loss) to net cash
 Provided by (used in) operations:..........................
Depreciation and amortization...............................          35,445
Loss on disposals of property and equipment.................              --
Deferred income taxes.......................................        (19,700)
Changes in assets and liabilities:
Accounts receivable (increase) decrease.....................     (1,021,268)
Inventory (increase) decrease...............................         747,753
Prepaid expenses (increase) decrease........................         106,332
Note receivable - other (increase)..........................              --
Refundable taxes increase (decrease)........................              --
Distributions payable (decrease)............................        (19,616)
 Accounts payable and accrued expenses
  increase (decrease).......................................        (65,354)
Accrued income taxes increase...............................         135,713
                                                                -------------
Cash provided by (used in) operations.......................   $     279,654
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment.........................         (8,506)
                                                                -------------
 Net cash used in investing activities......................         (8,506)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net (repayments) borrowings under lines of credit..........        (29,830)
 Proceeds from long-term debt...............................          13,057
 Principal payments on long-term debt.......................        (92,191)
 Shareholder distributions..................................              --
                                                                --------------
 Cash provided by (used for) financing activities...........       (108,964)
INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS............................................         162,184
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD.........................................         269,555
                                                                -------------
CASH AND CASH EQUIVALENTS
END OF PERIOD...............................................   $     431,739
                                                                =============
Supplemental Cash Flow Information:
 Non-cash transaction - Note Receivable
  Shareholder...............................................   $          --
                                                                =============
Cash paid during the period for interest....................   $      51,390
                                                                =============
Non-cash exchange of note for receivable....................   $          --
                                                                =============

     The accompanying notes are an integral part of the financial statements

                               EUGENE WELDING CO.

                          NOTES TO FINANCIAL STATEMENTS

1.   Organization

     Eugene Welding Co. (the "Company") is a Michigan corporation formed in 1954. The Company manufactures structural steel tubing and steel storage rack systems at two manufacturing facilities in Michigan, north of Detroit. We currently manufacture structural steel tubing, which is used as a component for products in original equipment manufacturer automotive, boating, industrial equipment, construction, agricultural, steel service center, leisure and recreational vehicle markets, such as trailer hitches, storage racks, boating trailers, boat hoists, fork lifts, scaffolding, farm implement components, recreational vehicles, exercise equipment and barbecues. In addition, we manufacture steel storage rack systems, including selective racks, drive-in/through racks, push back racks, cantilevered racks, archival storage systems and order picking systems used in the home center, retail distribution, public warehouse and commercial and industrial distribution markets.

2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with a maturity date of three months or less to be cash equivalents.

Accounts Receivable and Concentration of Credit Risk

     Periodically throughout each year, the Company maintained a balance in one bank account in excess of the federally insured limit of $100,000.

     Accounts receivable are due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time an account is past due, the Company's previous loss history, the customer's current ability to pay its obligation and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

     The Company had two major customers in the three months ended March 31, 2004 that accounted for ten percent or more of net sales in those periods. Sales to these customers amounted to approximately 36%. Accounts receivable balances due from two significant customers at March 31, 2004 was 23% of total accounts receivable.

Revenue Recognition

     For sales of products and scrap, revenue is recognized at the time the product is shipped to customers. Scrap sales are recognized as a reduction in cost of goods sold.

Income Taxes

     Beginning January 1, 2004 when the Company ceased to be taxed as a Subchapter S Corporation, deferred income taxes are provided for timing differences between financial statement income and tax return income under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires deferred income taxes to be computed on the asset and liability method and deferred tax assets are recognized only when realization is certain. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. The principal timing difference arises from non-deductible reserves and use of accelerated tax depreciation for tax purposes.

     The effect of such difference is included annually on the income statement and on the balance sheet as an adjustment to deferred income taxes. At March 31, 2004, deferred income tax assets in the amount of $19,700 were calculated.

Inventories

     Inventories are valued at the lower of cost or market value, with cost being determined on the average cost method. Major classes of inventory consist of the following:

                                          March 31
                                           2004
                                   -------------------
   Raw materials..............  $           2,346,152
   Work in process............                617,766
   Finished goods.............              1,303,331
   Supplies...................                102,902
                                   -------------------
   Total......................  $           4,370,151
                                   ===================

     Property and Equipment

     Property and equipment are stated at cost. The principal categories of property, plant and equipment are as follows:

                                                                March 31,
                                                                  2004
                                                            ------------------
                                                               (unaudited)
Machinery and equipment...............................  $           5,888,928
Leasehold improvements................................                856,348
Computer equipment....................................                775,619
Transportation equipment..............................                588,482
Furniture and fixtures................................                115,126
                                                            ------------------
  Total...............................................              8,224,503
Less accumulated depreciation and amortization........              7,313,514
                                                            ------------------
Net property, plant and equipment                       $             910,989
                                                            ==================

     The Company's policy is to compute depreciation and amortization for financial statement purposes using straight-line and accelerated methods over the following estimated useful lives:

     Machinery and equipment                          5 - 10 years
     Leasehold improvements                           life of lease
     Computer equipment                               3 - 7 years
     Transportation equipment                         5 years
     Furniture and fixtures                           5 - 7 years

     Expenditures for repairs and maintenance are charged to operations and major betterments are capitalized.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.   Shareholder Note Receivable

     Shareholder note receivable consists of a demand note receivable from the Company's shareholder in the amount of $2,933,144, which was recorded as an offset against retained earnings.

     This note bears interest at 1% over the prevailing bank prime lending rate, payable monthly. The Company fully reserved the interest revenue due on this note for the three month period ended March 31, 2004.

4.   Note Payable - Bank

     The Company had a demand revolving credit facility with a bank for $5,000,000, bearing interest at the prevailing prime lending rate plus 1/2% at March 31, 2004. Borrowings under this facility were secured by all assets of the Company, and were further supported by the individual guarantee of the Company's stockholder. In aggregate, the total obligation of the guarantor was not to exceed $912,846. This facility was cross-liened and cross defaulted with the Company's installment note due to the bank (see Note 5). As of March 31, 2004 there was $964,515 of unused availability for the credit facility. The loan agreements required it to maintain minimum debt service coverage and debt to tangible net worth ratios. They also limited the Company's ability to pay dividends or incur additional debt.

     At December 31, 2003, the Company was in default of certain financial loan covenants. Subsequent to the balance sheet date, the Company and the bank entered into an agreement whereby the bank agreed to forebear, until March 31, 2004, from taking any action to collect upon this note and the Company's installment note (see Note 6), subject to certain conditions. These conditions include increasing the interest rates on these borrowings to 1/2% over the prevailing prime lending rate. Subsequent to the year-end the note was refinanced with the bank.

                               EUGENE WELDING CO.

5. Long-Term Debt

                                                                       March 31,
                                                                          2004
                                                                       ---------

A capital lease payable in monthly installments
  of $3,562, including finance costs at 7.38%,
  through April 2004..................................................     3,562
A capital lease payable in monthly installments
  of $219, including finance costs at 14.04%,
  through August 2006.................................................     5,352
A capital lease payable in monthly installments
  of $199, including finance costs at 10.71%,
  through November 2006...............................................     5,510
An installment note payable to a transportation
  Company in monthly installments of $1,000,
  bearing no interest, through April 2005.............................    13,057
An installment note payable to a bank in monthly installments of $15,214, plus interest at 4.5% and 4.25% at March 31,
  2004 and December 31, 2003, respectively, through August 2007.
  This note is secured by all assets of the Company and was
  further supported by the individual guarantee of the
  Company's stockholder until April 2004. In aggregate, the total obligation of the guarantor is not to exceed $912,846. This note is cross liened and cross Defaulted with the Company's
  revolving credit facility (see Note 5)..............................   638,992
A secured equipment note payable to a bank in monthly
  installments of  $668, including interest at 5.24%,
  through April 2008..................................................    29,410
                                                                       ---------
   Total......... ....................................................$  695,883
Less current portion..................................................   209,704
                                                                       ---------
Long-term portion.....................................................$  486,179
                                                                       =========

                               EUGENE WELDING CO.

Maturities of long-term debt for the three months ending March 31, 2004 are as follows:

          2005........................... $ 209,704
          2006...........................   193,953
          2007...........................   192,517
          2008...........................    99,044
          2009...........................       665
                                          ---------------
                                          $ 695,883
                                          ===============


6.   Income Taxes

     As of January 1, 2004, the Company changed from an S corporation to a C corporation and is now subject to income taxes on its taxable income, had no deferred tax assets, liabilities or operating loss carry-forwards before January 01, 2004.

Income tax expense includes the following:


                                                         March 31, 2004
                                                    ------------------------
Current federal income tax expense              $                   135,713
Deferred federal income tax expense                                (19,700)
                                                    ------------------------
Total income tax expense                        $                   116,013
                                                    ========================


Deferred tax asset and (liabilities) consist of the following:

     Deferred tax assets (liabilities) consist of the following:

                                                         March 31, 2004
                                                   ------------------------
Property and equipment........................  $                 (56,100)
Accounts receivable and other.................                      75,800
                                                   ------------------------
Net deferred tax assets.......................                      19,700
Valuation allowance...........................                          --
                                                   ------------------------
Net deferred tax asset........................  $                   19,700
                                                   ========================

                               EUGENE WELDING CO.

     A reconciliation of actual federal income tax expense to the expected amounts computed by applying the statutory tax rate percent to earnings before income taxes is as follows:

                                                            Three Months Ended
                                                              March 31, 2004
                                                       ------------------------
Net income (loss) before income taxes...........    $                  496,362
Federal statutory rate..........................                           34%
                                                       ------------------------
Tax computed at federal statutory rate..........                       168,763
Increase or decrease in taxes from:
Effect of conversion to C corporation status....                      (52,750)
                                                       ------------------------
Reported income taxes...........................    $                  116,013
                                                       ========================


7.   Commitments and Contingencies

     The Company leases facilities and equipment used in its operations under lease agreements expiring through October 2006. The operating lease requires the Company to pay the taxes, insurance and maintenance expense related to the leased property. Rent expense, including month-to-month rentals was $102,900 for the three months ended March 31, 2004. Minimum future lease payments under non-cancelable leases at March 31, 2004 are summarized as follows:

            Year Ended December 31,
         ----------------------------------------

          2004............................. $  223,343
          2005.............................    293,191
          2006.............................    234,659
          2007.............................     16,548
          2008.............................     11,658
          2009.............................      5,829
                                            ---------------
                                            $  785,228
                                            ===============


8.   Employee Benefit Plans

     The Company has three separate 401(k) plans. Two of these plans cover union employees who have attained 18 years of age with three months of service and 500 hours. The participants can contribute up to 15% of their compensation. The Company matches the employee contributions based on the collective bargaining agreement, not to exceed 5 percent of compensation. The employer contribution for these two plans for the three months ended March 31, 2004 was $16,270.

     The third 401(k) plan is for employees who are not covered by a collective bargaining agreement, who have attained 18 years of age, and who have 1,000 hours and six months of service. The participants can contribute up to 15% of their salary and are eligible for an employer discretionary contribution. The Company matches the employee contributions 50% up to 5% of employees' wages. The employer matching contribution for the three months ended March 31, 2004 was $5,703.

9.  Product Sales

     Products sold to external customers were as follows for the three months ended March 31, 2004.

                                                      Three Months
                                                     Ended March 31
                                                          2004
                                                  ---------------------
Manufactured by us:
Structural Steel Tubing.....................  $              4,916,144
Mechanical Steel Tubing.....................                   304,877
Steel Storage Rack Systems..................                 5,318,567
                                                  ---------------------
Total.......................................  $             10,539,588
                                                  =====================
Manufactured by others:
Mechanical Steel Tubing.....................  $                  9,193
                                                  =====================

10.  Subsequent Events

     In November 2003, the Company's sole shareholder signed a Stock Purchase Agreement to sell all of the issued and outstanding stock of the Company. In April 2004, Tarpon Industries, Inc. and the Company acquired 100% of the Company's outstanding common shares pursuant to the agreement described above.

     On April 21, 2004, Tarpon Industries acquired 100% of the outstanding common shares of EWCO from its sole shareholder, who was its Chief Executive Officer from April to August 2004. Tarpon acquired EWCO for $415,450 in cash paid to its sole shareholder for all of the then outstanding EWCO shares. Prior to the acquisition, EWCO redeemed 90% of the then outstanding shares from him for $3,603,144, of which $670,000 was represented by a promissory note that was paid out of the proceeds of our initial public offering in February 2005. The remaining $2,933,144 of the redemption price was retained by EWCO to repay a note to EWCO from the former sole shareholder relating to his acquisition of EWCO in 2001.

     On April 6, 2004, the Company refinanced its credit facility with Comerica Bank, including a revolving credit facility for up to $6,000,000 secured by its accounts receivable, inventory and its equipment. The revolving credit facility was due on demand and was based on a borrowing base based on qualifying accounts receivable and inventories.

     In August 2004, the Company refinanced its credit facility with Standard Federal Bank, N.A., including a revolving credit facility for up to $7,000,000, which was increased to $9,000,000 in December 2004, subject to a borrowing base based on eligible inventory and receivables, originally maturing August 31, 2007, a $1,394,000 term loan. The term loan is payable in equal monthly installments of principal based on a five year amortization ending August 1, 2009, but matures August 31, 2007 if the revolving credit facility is not renewed. The loans are secured by all of EWCO's personal property and are guaranteed by Tarpon. The principal amount outstanding bears interest, payable monthly, at the bank's prime rate, plus, until completion of our initial public offering, 0.375% (at a total of 5.63% as of December 31, 2004). The loan agreement requires EWCO to maintain a minimum debt service coverage ratio and minimum tangible net worth. It also generally prohibits dividends and limits EWCO's ability to make capital expenditures. EWCO paid a 1% closing fee and must pay a 0.25% unused line of credit fee. EWCO is also subject to a 1% prepayment fee if the loans are prepaid any time before maturity. As of December 31, 2004, $6,711,387 was outstanding under the revolving credit facility, approximately $1,348,000 was outstanding under the term loan, and approximately $1,375,000 was available for borrowing under the revolving credit facility.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of our common shares. In this prospectus "Tarpon", the "Company", "we", "our" and "us" refer to Tarpon Industries, Inc.

                              ---------------------

                                TABLE OF CONTENTS

                                                          Page
                                                          ----
Prospectus Summary
The Company
The Offering
Summary Financial Data
Risk Factors
Cautionary Statement Regarding Forward-
  Looking Statements
Use of Proceeds
Capitalization
Market for Common Equity and Related
  Stockholder Matters
Dilution
Dividend Policy
Selected Financial Data
Management's Discussion and Analysis
Qualitative and Quantitative Disclosure
  About Market Risk
Business
Properties
Our Directors
Compensation of Executive Officers
Related Party Transactions
Principal Shareholders
Description Of Securities
Shares Eligible For Future Sale
Underwriting
Transfer Agent and Registrar
Legal Matters
Experts
Where You Can Get More Information

     Until _________, 2007, (25 days after the date of this prospectus) all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                             Tarpon Industries, Inc.
                                  Common Shares
                               -------------------

                                   PROSPECTUS
                               -------------------

                            Joseph Gunnar & Co., LLC

                              ______________, 2007


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.   Other Expenses of Issuance and Distribution

     The following table sets forth the estimated amounts of expenses to be borne by us in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Securities and Exchange Commission Registration Fee           $212.00
NASD Filing Fee
The American Stock Exchange Listing Fee
Printing and Engraving Expenses
Accounting Fees and Expenses
Legal Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent's and Registrar's Fees and Expenses
Miscellaneous Expenses
                                                              ----------
  Total                                                       $
                                                              ----------

     All of these expenses, except the Securities and Exchange Commission registration fee, the NASD filing fee and the American Stock Exchange Listing Fee, represent estimates only.


Item 14.   Indemnification of Directors and Officers

     Under Sections 561-571 of the Michigan Business Corporation Act directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if those directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders.

     We are obligated under our bylaws and various agreements to indemnify our present or former directors or officers and may indemnify any other person, to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to us or a subsidiary, or to another organization at our request or at the request of one of our subsidiaries. In addition, our Restated Articles of Incorporation limit certain personal liabilities of our directors.

     We have obtained Directors' and Officers' liability insurance. The policy provides for $2,000,000 in coverage including prior acts dating to our inception and liabilities under the Securities Act in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

     The following summarizes all sales of our unregistered securities within the past three years. The securities in each one of the below-referenced transactions were (i) made without registration and (ii) were subject to restrictions under the Securities Act and the securities laws of certain states, in reliance on the private offering exemptions contained in Sections 4(2), 4(6) and/or 3(b) of the Securities Act and on Regulation D promulgated thereunder, and in reliance on similar exemptions under applicable state laws as a transaction not involving a public offering.

     Each of the investors had access to the kind of information about us that we would provide in a registration statement, was an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and represented to us his intention to acquire our securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the certificates representing the securities issued. Unless stated otherwise, no placement or underwriting fees were paid in connection with these transactions. Proceeds from the sales of these securities were used for the Company's general working capital purposes. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering.

     1. In February and March 2004, we privately placed $150,000 of our junior subordinated secured promissory notes to two of our existing accredited investor shareholders. The notes were issued at their face amount, with interest at 8% a year, 15% after January 5, 2005, and were payable at the earlier of the closing of this initial public offering or February 15, 2005. The notes were secured by our assets and the assets of our subsidiaries, and were subordinate to our subsidiaries' secured bank financing. Our net proceeds, after deducting the expenses of the offering, were approximately $146,000. We also granted the purchasers in the February and March offerings warrants to purchase a number of common shares equal to their purchase price divided by our initial public offering price, i.e., an aggregate of 30,000 common shares. The exercise price of the warrants is $5 per share, and the warrants are exercisable for five years beginning 90, but, at Tarpon's discretion, up to 180 days after the closing of the initial public offering. The notes and warrants were issued in reliance on the exemptions from registration contained in Sections 3(a)(3), 4(2) and 4(6) of the Securities Act and Rule 505 and 506 of Regulation D under the Securities Act.

     2. In March 2004, we issued 10,000 of our common shares to Robert Soto, Jr., one of our shareholders and then one of our consultants, in payment of $50,000 for consulting fees we owed to Mr. Soto. The common shares were issued in reliance on the exemptions from registration contained in Sections 4(2) and 4(6) of the Securities Act.

     3. In April 2004, we privately placed $2,000,000 of our junior subordinated promissory secured notes to 27 accredited investors in our 2004 note financing. The notes were issued at their face amount, bear interest at 8% a year, 15% after January 5, 2005, and are payable at the earlier of the closing of this initial public offering or February 15, 2005. The notes are secured by our assets and the assets of our subsidiaries, but are subordinate to our subsidiaries' secured bank financing. We also granted the purchasers in this offering warrants to purchase a number of common shares equal to their purchase price (150% of their purchase price for any investor who purchased $350,000 or more of our notes, one of whom did) divided by our initial public offering price, i.e., an aggregate of 435,000 common shares. The exercise price of the warrants is $5 per share, and the warrants are exercisable for five years beginning 90, but, at Tarpon's discretion, up to 180 days after the closing of the initial public offering.

     Joseph Gunnar & Co., LLC, one of the underwriters in the initial public offering, was our placement agent in our April 2004 $2,000,000 note financing. Joseph Gunnar & Co., LLC received for its services (1) $200,000 in commissions and fees, (2) a $50,000 non-accountable, non-refundable retainer ($25,000 of which is applied to this offering and is to be credited against its non-accountable expense allowance of this offering), (3) reimbursement of its out-of-pocket expenses, including the fees of its counsel, subject to (a) a $35,000 limit on legal fees of its counsel in connection with blue sky matters and blue sky filing fees, plus disbursements, and (b) a credit of $25,000 for a portion of the retainer received by the placement agent, which was credited against its expenses, (4) a five year warrant to purchase 100,000 common shares at 150% of the offering price of our common shares in our initial public offering (an estimated $6.25 a share), which was issued to its employee designees, (5) the right to appoint a non-voting observer to our board of directors for two years from the completion of our April 2004 note financing, and (6) a 12-month agreement to provide investment banking services to us in consideration for a $7,500 a month retainer plus out-of-pocket expenses and success fees for business combinations, other than EWCO, Haines Road and Steelbank.

     Our net proceeds, after deducting the commissions and fees and the expenses of the offering, were approximately $1,725,000. The notes and warrants were issued in reliance on the exemptions from registration contained in Sections 3(a)(3), 4(2) and 4(6) of the Securities Act and Rule 506 of Regulation D under the Securities Act

     4. We effected a 1-for-3.69203259 reverse split in December 2003 and a 1-for-1.6176795 reverse stock split in March 2004. The reverse stock splits were effected in reliance on the exemption from registration contained in Section 3(a)(9) of the Securities Act.

     5. In connection with our acquisition of Steelbank, we agreed to issue a number of our common shares equal to Cdn.$375,000 divided by $5 to the three accredited investor former owners of Steelbank. These common shares were issued at the closing of the initial public offering price in reliance on the exemptions from registration contained in Sections 4(2) and 4(6) of the Securities Act.

     6. We granted designees of Bainbridge Advisors, Inc., one of our then consultants, J. Peter Farquhar, our former Chief Executive Officer, James T. House, our former Chief Financial Officer, Patrick J. Hook, our President and Chief Operating Officer, Jeffrey Greenberg, Mark D. Madigan, and Barry Seigel, former owners of Steelbank, J. Peter Farquhar, Dr. Robert H. Pry and Michael A. Ard, two of our former directors and one current director, and various employees (including Mr. Madigan), options to purchase 110,000, 50,000, 40,000, 40,000, 18,802, 18,802, 18,802, 10,000, 10,000, 10,000 and 22,500 common shares, respectively, under our 2004 Stock Option Plan, and we granted J. Peter Farquhar, one of our directors, 2,000 common shares, all effective at the closing of the initial public offering. Bainbridge designated Gary D. Lewis and his son, Gary N. Lewis, who both performed consulting work for us, as its designees. The common shares, the options, and the offer of the underlying common shares upon exercise of the options, were granted in reliance on the exemptions from registration contained in Rule 701 under the Securities Act and
Section 4(2) of the Securities Act.

     7. In December 2005, pursuant to a Securities Purchase Agreement and related agreements collectively, the "Transaction Documents"), dated as of December 13, 2005, we sold to Laurus Master Fund certain Warrants to purchase up to 390,000 shares of Tarpon's common stock, exercisable for a period of seven years at an initial exercise price of $3.81 per share. The underlying common shares upon exercise of she warrants were granted in reliance on the exemptions from registration contained under the Securities Act and Section 4(2) of the Securities Act.

     8. On September 5, 2006, we issued to Laurus Master Fund, Ltd. One Hundred Thousand (100,000) hares of our Common Stock. The issuance related to a waiver of a payment of default interest due to Laurus for the period January 1, 2006 to June 30, 2006 under a convertible note issued by Tarpon to Laurus (the "Convertible Note"). Also in connection with interest due under the Convertible Note, Tarpon previously issued Laurus 32,265 shares of common stock on July 14, 2006 and 2,462 shares of common stock on July 28, 2006. The shares issued to Laurus are exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

     9. On December 8, 2006, we consummated a private placement offering of 7.75 units ("Units"), each Unit consisting of (i) a 12% promissory note in the principal amount of $100,000 and (ii) a five year warrant to purchase 100,000 shares of our common stock, no par value, at an exercise price of $0.91 per share. As a result, warrants to purchase 775,000 shares were issued to investors and warrants to purchase an additional 396,875 shares were issued to Joseph Gunnar & Co., LLC, the placement agent, with an exercise price of $0.91 per share. The offering and sale of the Units was deemed by the Company as exempt from registration pursuant to Regulation D, Rule 506.

     10. In January, March, and April 2007, we held closings with respect to a private placement offering, commenced in January 2007, of our common stock at a price of $0.70 per share. We sold, in the aggregate, 3,736,944 shares of our common stock pursuant to this offering. In addition, five-year warrants to purchase an additional 467,118 were issued to Joseph Gunnar & Co., LLC, the placement agent, with exercise prices between $.08 and $0.94 per share, and a five-year warrant to purchase 214,286 shares of common stock was issued to an investor with an exercise price of $0.70. The offering and sale of the securities was deemed by the Company as exempt from registration pursuant to Regulation D, Rule 506.

     11. In June and July 2007, we held closings with respect to a bridge note private placement offering, commenced in June 2007, of Units consisting of promissory notes and common stock. We sold an aggregate of $1,700,000 in Notes with an initial maturity date of December 17, 2007, with each investor entitled to receive one and one-half shares of common stock (subject to shareholder approval where required). In addition, investors may become entitled to additional shares of common stock depending on the repayment date of the notes. We also agreed to issue in excess of 63,000 shares of common stock to the lead investor for legal fees and expenses. We have issued to date an aggregate of 1,740,000 shares of the issuances required by the foregoing. The offering and sale of the securities was deemed by the Company as exempt from registration pursuant to Regulation D, Rule 506.

     12. On August 9, 2007, Tarpon entered into a financing transaction with Laurus Master Fund Ltd. This senior lending transaction includes a $10,000,000 revolving credit facility, a term loan in the original principal amount of $1,700,000 and a term loan in the original principal amount of $1,700,000. In connection with this transaction, Tarpon issued warrants to Laurus Master Fund Ltd. to purchase 2,300,000 shares of its common stock for an exercise price of $.01 a share and a warrant to purchase 2,300,000 shares of its common stock for an exercise price of $.25 a share.

Item 16. Exhibits and Financial Statement Schedules

      (1) Exhibits
      See Exhibit Index immediately preceding the exhibits.

      (2) Financial Statement Schedules

Schedule                                          Page
-----------------                                 ----------------




Item 17. Undertakings
         The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) For determining liability of the undersigned issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

     (i) Any preliminary prospectus or prospectus of the undersigned issuer relating to the offering required to be filed pursuant to Rule 424;

     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned issuer or used or referred to by the undersigned small business issuer;

     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned issuer; and

     (iv) Any other communication that is an offer in the offering made by the undersigned issuer to the purchaser.

     (5) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (7) The undersigned Registrant hereby undertakes that:

     (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (ss. 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 11th day of October, 2007.

                                          TARPON INDUSTRIES, INC.

                                          By: /s/ James W. Bradshaw
                                             -------------------------------
                                                  James W. Bradshaw
                                                  Chief Executive Officer and
                                                  Chief Financial Officer

                                POWER OF ATTORNEY

     Each of the persons whose signature appears below hereby constitutes and appoints James W. Bradshaw and Patrick Hook, and each of them or either of them as his true and lawful attorney-in-fact with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                      Title                         Date
---------                      -----                         ----

/s/ James W. Bradshaw          Chief Executive Officer and   October 11, 2007
---------------------------    Director
James W. Bradshaw

/s/ Tracy L. Shellabarger      Director                      October 11, 2007
---------------------------
Tracy L. Shellabarger

/s/ Michael A. Ard             Director                      October 11, 2007
---------------------------
Michael A. Ard

/s/ Frank Gesuale              Director                      October 11, 2007
---------------------------
Frank Gesuale

EXHIBIT INDEX

Exhibit   Description

1.1       Underwriting Agreement to be filed by amendment*

3(i).1 Amended and Restated Articles of Incorporation of Tarpon Industries, Inc., incorporated by reference to Exhibit 3(i) to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

3(ii).1 Amended and Restated Bylaws of Tarpon Industries, Inc., incorporated by reference to Exhibit to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

4.1 Specimen Stock Certificate, incorporated by reference to Exhibit 4.1 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

5.1 Opinion of Ruskin Moscou Faltischek, P.C. regarding the legality of the shares offered hereby. (to be filed by amendment)

10.1 Stock Purchase Agreement, dated as of November 23, 2003, between Charles Vanella and Wall St. Acquisitions, Inc. (now known as Tarpon Industries, Inc.), including First Amendment to Share Purchase
          Agreement, dated as of February 1, 2004, Second Amendment to Share Purchase Agreement, dated as of February 18, 2004, Third Amendment to Share Purchase Agreement, dated as of March 23, 2004, and Fourth Amendment to Share Purchase Agreement, dated as of April 2, 2004, incorporated by reference to Exhibit 2.1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.2 Redemption Agreement, dated as of April 2, 2004, between Eugene Welding Co. and Charles Vanella, incorporated by reference to Exhibit
          2.2 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.3 Share Purchase Agreement, dated as of April 2, 2004, among BST Acquisitions Ltd., Tarpon Industries, Inc., Jeffrey Greenberg, Mark D. Madigan and Barry Seigel, incorporated by reference to Exhibit 2.3 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004

10.4 Investment Banking Agreement, dated as of April 5, 2004, between Tarpon Industries, Inc. and Joseph Gunnar & Co., LLC., incorporated by reference to Exhibit 10.27 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.5 Amending Agreement, dated as of May 5, 2004, among Barry Seigel, Jeffrey Greenberg and Mark Madigan, BST Acquisition Ltd. and Tarpon Industries, Inc., incorporated by reference to Exhibit 2.4 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.6 Second Amending Agreement, dated as of December 10, 2004, among Barry Seigel, Jeffrey Greenberg and Mark Madigan, BST Acquisition Ltd., Tarpon Industries, Inc. and Steelbank Inc., incorporated by reference to Exhibit 2.5 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.7 Asset Purchase Agreement, dated as of June 21, 2004, between BST Acquisition, Ltd. and Bolton Steel Tube Co., Ltd., including forms of notes, incorporated by reference to Exhibit 2.4 to the Registrant's registration statement on Form S-1 (file no.333-120117) filed on November 1, 2004.

10.8 Form of Real Estate Purchase Agreement between 1387746 Ontario Inc. and BST Acquisition Ltd., incorporated by reference to Exhibit 2.7 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.9 First Amending Agreement dated as of December 15, 2004, between Bolton Steel Tube Co. Ltd., BST Acquisition, Ltd. and Winston Penny and Henry Koura, incorporated by reference to Exhibit 2.8 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.10 Second Amending Agreement, dated as of February 11, 2005, between Bolton Steel Tube Co. Ltd., BST Acquisition, Ltd. and Winston Penny and Henry Koura, incorporated by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K, dated February 17, 2005.

10.11 Guarantee, dated as of February 17, 2005, executed by Tarpon Industries, Inc. in favor of Bolton Steel Tube Co., Ltd., incorporated by reference to Exhibit 2.4 to the Registrant's Current Report on Form 8-K, dated February 17, 2005.

10.12 Asset Purchase Agreement dated as of August 30, 2005, by and among Midwest Tube Mills, Inc., Richard L. Russell, individually and as Trustee of the Richard L. Russell 2004 Annuity Trust, and MTM Acquisition Company, incorporated by reference to Exhibit 2 to the Registrant's Form 8-K filed August 30, 2005.

10.13 Amended and Restated Asset Purchase Agreement dated as of November 11, 2005, by and among C&W Manufacturing, Inc., David Perkins and Deborah Carpenter, individually, and FM, Inc., incorporated by reference to
          Exhibit 2 to the Registrant's Form 8-K filed November 11, 2005.

10.14 Loan and Security Agreement, dated as of August 11, 2004 between Standard Federal Bank N.A. and Eugene Welding Co., including forms of Revolving Note and Term Note, incorporated by reference to Exhibit 4.2 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.15 Continuing Unconditional Guaranty of Tarpon Industries, Inc. to Standard Federal Bank, N.A., dated August 11, 2004, incorporated by reference to Exhibit 4.3 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004

10.16 Securities Pledge Agreement, dated August 11, 2004, between Tarpon Industries, Inc. and Standard Federal Bank, N.A., incorporated by reference to Exhibit 4.4 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.17 Subordination Agreement, dated August 11, 2004 between Charles A. Vanella and Standard Federal Bank, N.A., incorporated by reference to
          Exhibit 4.5 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004

10.18 Subordination Agreement, dated August 11, 2004 between An and Dander and Standard Federal Bank, N.A., incorporated by reference to Exhibit
          4.6 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004

10.19 Subordination Agreement, dated August 11, 2004 between Rivas Jonah and Standard Federal Bank, N.A., incorporated by reference to Exhibit 4.7 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.


10.20 Subordination Agreement, dated August 11, 2004, between Joseph Gunnar & Co., LLC, as agent of the note holders, and Standard Federal Bank, N.A., incorporated by reference to Exhibit 4.8 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.21 Factoring Agreement, dated as of May 14, 2004, between Greenfield Commercial Credit, Inc. and Steelbank, Inc., incorporated by reference to Exhibit 4.9 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.22 Security Agreement, dated as of May 14, 2004, between Greenfield Commercial Credit, Inc. and Steelbank, Inc., incorporated by reference to Exhibit 4.10 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.23 Guarantee, dated as of May 14, 2004, from Tarpon Industries, Inc. to Greenfield Commercial Credit, Inc., incorporated by reference to
          Exhibit 4.11 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.24 Subordination Agreement, dated May 2004 among Anand Dhanda, Riyaz Jinnah and Greenfield Commercial Credit, Inc., incorporated by reference to Exhibit 4.12 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.25 Subordination Agreement, dated as of May 14, 2004, between Joseph Gunnar & Co., LLC, as agent of the note holders, and Greenfield Commercial Credit, Inc., incorporated by reference to Exhibit 4.13 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.26 Subordination Agreement, dated as of May 14, 2004, among Barry Seigel, Jeffrey Greenberg, Mark Madigan and Greenfield Commercial Credit, Inc., incorporated by reference to Exhibit 4.14 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.27 Amendment to Loan and Security Agreement, dated December 24, 2004 between Standard Federal Bank N.A. and Eugene Welding Company, including amended revolving note, incorporated by reference to Exhibit

          4.15 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.28     Form of Underwriting  Agreement,  incorporated by reference to Exhibit
          1.1 to amendment no. 3 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on February 11, 2005.

10.29 Form of Lead Underwriters' Warrant Agreement, incorporated by reference to Exhibit 1.2 to amendment no. 3 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on February 11, 2005.

10.30 Loan Agreement, dated as of February 17, 2005, by and among LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch and Steelbank Inc., incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated February 17, 2005.

10.31 Guarantee, dated as of February 17, 2005, executed by Tarpon Industries, Inc. in favor of LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, incorporated by reference to
          Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated February 17, 2005.

10.32 General Security Agreement, dated as of February 17, 2005, executed by Steelbank Inc. in favor of LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, incorporated by reference to Exhibit
          10.3 to the Registrant's Current Report on Form 8-K, dated February 17, 2005.

10.33 General Security Agreement, dated as of February 17, 2005, executed by Tarpon Industries, Inc. in favor of LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, dated February 17, 2005.

10.34 Share Pledge Agreement, dated as of February 17, 2005, executed by Tarpon Industries, Inc. in favor of LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, dated February 17, 2005.

10.35     Form of Promissory Note made by Eugene Welding Co. in favor of Charles
          A. Vanella, including Guaranty of Tarpon Industries, Inc., incorporated by reference to Exhibit 10.1 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.36 Form of First Amendment to Promissory Note made by Eugene Welding Co. in favor of Charles A. Vanella, incorporated by reference to Exhibit
          10.2 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.37 Stock Pledge Agreement between Eugene Welding Co. and Charles A. Vanella and Cusmano & Co., P.C., effective April 2, 2004, incorporated by reference to Exhibit 10.3 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.38 Lease Agreement, dated October 22, 2001, between Eugene Welding Co. and the Charles J. Loznak Trust, concerning its Marysville and Marlette, Michigan facilities, incorporated by reference to Exhibit
          10.1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.39 Form of Promissory Note made by Steelbank Inc. in favor of Barry Seigel, Jeffrey Greenberg and Mark Madigan, in the principal amount of Cdn $800,000, incorporated by reference to Exhibit 10.5 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no.

          333-120117) filed on January 14, 2005

10.40 Form of Promissory Note made by Steelbank Inc. in favor of each of Barry Seigel, Jeffrey Greenberg and Mark Madigan, each in the principal amount of Cdn $135,000, incorporated by reference to Exhibit
          10.6 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.41 General Security Agreement, dated May 14, 2004, made by Steelbank Inc. to and in favor of Barry Seigel, Jeffrey Greenberg and Mark Madigan, incorporated by reference to Exhibit 10.7 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.42 Securities Pledge Agreement, dated May 14, 2004, made by BST Acquisition Ltd. and Steelbank Inc. to and in favor of Barry Seigel, Jeffrey Greenberg and Mark Madigan, incorporated by reference to
          Exhibit 10.8 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.43 Guarantee, dated May 14, 2004, made by Steelbank Inc. to and in favor of Barry Seigel, Jeffrey Greenberg and Mark Madigan, incorporated by reference to Exhibit 10.9 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.44 Lease Agreement, dated July 1, 2001, between Ciriaco Forgione and Filomena Forgione and Tube Distributors, Inc. (assigned to Steelbank, Inc.), concerning its Mississauga, Ontario facility, incorporated by reference to Exhibit 10.2 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.45 Tarpon Industries, Inc. 2004 Stock Option Plan, incorporated by reference to Exhibit 10.3 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.46 Forms of Stock Option Agreement under the 2004 Stock Option Plan, incorporated by reference to Exhibit 10.4 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.47 Employment Agreement, dated as of January 12, 2004, among Tarpon Industries, Inc., Eugene Welding Co. and J. Peter Farquhar,
          incorporated by reference to Exhibit 10.13 to amendment no. 1 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on January 14, 2005.

10.48 Amended and restated employment agreement, dated as of April 15, 2005, among Tarpon Industries, Inc., Eugene Welding Co., Steelbank Tubular, Inc. and J. Peter Farquhar, incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.

10.49 Employment Agreement, dated as of July 8, 2004, among Tarpon Industries, Inc., Eugene Welding Co. and James T. House, incorporated by reference to Exhibit 10.6 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.50 Employment Agreement, dated May 14, 2004, between Steelbank, Inc. and Jeffrey Greenberg, incorporated by reference to Exhibit 10.7 to the

          Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.51 Employment Agreement, dated May 14, 2004, between Steelbank, Inc. and Mark D. Madigan, incorporated by reference to Exhibit 10.8 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.52 Employment Agreement, dated May 14, 2004, between Steelbank, Inc. and Barry Seigel, incorporated by reference to Exhibit 10.9 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.53     Employment  Agreement,  dated as of November 1, 2002, between EWCO and
          C. David Weaver, incorporated by reference to Exhibit 10.10 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.54 Employment Agreement, dated as of February 1, 2005, among Tarpon Industries, Inc., Eugene Welding Company, Steelbank Inc., BST Acquisition Ltd. and Patrick Hook, incorporated by reference to
          Exhibit 10.19 to amendment no. 2 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on February 3, 2005.

10.55 Termination Agreement, dated as of September 3, 2004, among Tarpon Industries, Inc., Eugene Welding Co., Steelbank, Inc., BST Acquisition Ltd. and Charles A. Vanella, incorporated by reference to Exhibit
          10.11 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.56 Management Consulting Agreement, dated April 7, 2004, between Tarpon Industries, Inc. and Bainbridge Advisors, Inc. and First Amendment to Management Consulting Agreement, dated as of October 13, 2004, effective April 7, 2004, incorporated by reference to Exhibit 10.12 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.57 Second amendment to Management and Consulting Agreement, dated as of April 15, 2005, between Tarpon Industries, Inc., Eugene Welding Co., Steelbank Tubular, Inc. and Bainbridge Advisors, Inc. Incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004

10.58 Agency Agreement, dated as of March 25, 2004, between Tarpon Industries, Inc. and Joseph Gunnar & Co., LLC, concerning 2004 note financing, incorporated by reference to Exhibit 10.13 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004

10.59 Form of Warrant to Purchase Common Stock of Tarpon Industries, Inc., issued to purchasers of notes in February, March and April 2004, incorporated by reference to Exhibit 10.14 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.60 Form of Warrant to Purchase Common Stock of Tarpon Industries, Inc., issued to designees of Joseph Gunnar & Co., LLC, the placement agent in our April 2004 note financing, incorporated by reference to Exhibit
          10.15 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.61 Form of Tarpon Industries, Inc. 8% Junior Secured Promissory Note issued in February, March and April 2004, incorporated by reference to
          Exhibit 10.16 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.62 Form of Agency Appointment Agreement, dated as of April 5, 2004, between Joseph Gunnar & Co., LLC and each of the purchasers of our notes in April 2004, incorporated by reference to Exhibit 10.17 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.63 General Security Agreement, dated as of April 5, 2004, between Tarpon Industries, Inc. and Joseph Gunnar & Co., LLC, as representative of the note holders, incorporated by reference to Exhibit 10.18 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.64 Guaranty, dated as of April 5, 2004, from Eugene Welding Co. to Joseph Gunnar & Co., LLC, as representative of the note holders, incorporated by reference to Exhibit 10.19 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.65 General Subordinated Security Agreement, dated as of April 5, 2004, between Eugene Welding Co. and Joseph Gunnar & Co., LLC, as representative  of the note  holders,  incorporated  by  reference  to
          Exhibit 10.20 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.66     Guaranty,  dated as of May 18, 2004,  from Eugene Welding Co. to Riyaz
          H. Jinnah and Anand M.  Dhanda,  incorporated  by reference to Exhibit
          10.21 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.67 General Subordinated Security Agreement, dated as of April 2004, between Eugene Welding Co. and Riyaz H. Jinnah and Anand M. Dhanda, incorporated by reference to Exhibit 10.22 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.68 Guaranty, dated as of May 18, 2004, from Steelbank, Inc. to Joseph Gunnar & Co., LLC, as representative of the note holders, incorporated by reference to Exhibit 10.23 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.69 General Subordinated Security Agreement, dated as of May 18, 2004, between Steelbank, Inc. and Joseph Gunnar & Co., LLC, as representative of the note holders, incorporated by reference to
          Exhibit 10.24 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.70 Guaranty, dated as of May 18, 2004, from Steelbank, Inc. to Riyaz H. Jinnah and Anand M. Dhanda, incorporated by reference to Exhibit 10.25 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.71 General Subordinated Security Agreement, dated as of May 14, 2004, between Steelbank, Inc. and Riyaz H. Jinnah and Anand M. Dhanda, incorporated by reference to Exhibit 10.26 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on November 1, 2004.

10.72 Form of Promissory Note to be made by BST Acquisition Ltd. in favor of Bolton Steel Tube Co. Ltd., incorporated by reference to Exhibit 10.36 to amendment no. 2 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on February 3, 2005.

10.73 Form of General Security Agreement to be made between BST Acquisition Ltd. and Bolton Steel Tube Co. Ltd., incorporated by reference to
          Exhibit 10.37 to amendment no.2 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on February 3, 2005.

10.74 Form of Guarantee to be made by Tarpon Industries, Inc. in favor of Bolton Steel Tube Co. Ltd., incorporated by reference to Exhibit 10.38 to amendment no. 2 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on February 3, 2005.

10.75 Form of Lock-up Agreement between Joseph Gunnar & Co., LLC and Tarpon Industries, Inc. shareholders and holders of options and warrants, incorporated by reference to Exhibit 10.40 to amendment no. 3 to the Registrant's registration statement on Form S-1 (file no. 333-120117) filed on February 11, 2005.

10.76 Subordination Agreement, dated May 18, 2005, by and among Steelbank Tubular, Inc., Tarpon Industries, Inc., The Equitable Trust Company and LaSalle Business Credit, a division of ABN Amro N.V. Canada Branch, incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed May 18, 2005.

10.77 Commitment Letter, dated May 12, 2005, by and among First National Corporation, on behalf of The Equitable Trust Company, Steelbank Tubular, Inc. and Tarpon Industries, Inc., incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed May 18, 2005.

10.78 Charge/Mortgage, dated May 18, 2005, by Steelbank Tubular Inc. in favor of The Equitable Trust Company, incorporated by reference to
          Exhibit 10.3 to the Registrant's Form 8-K filed May 18, 2005.

10.79 General Security Agreement, dated as of May 18, 2005, executed by Steelbank Tubular, Inc. in favor of The Equitable Trust Company, incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K filed May 18, 2005.

10.80 Guarantee and Postponement of Claim, dated as of May 18, 2005, executed by Tarpon Industries, Inc. in favor of The Equitable Trust Company, incorporated by reference to Exhibit 10.5 to the Registrant's Form 8-K filed May 18, 2005.

10.81 Securities Purchase Agreement, dated as of December 13, 2005, by and between Tarpon Industries, Inc. and Laurus Master Fund, Ltd., incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K filed December 13, 2005.

10.82 Secured Convertible Promissory Note, dated as of December 13, 2005, executed by Tarpon Industries, Inc. in favor of Laurus Master Fund, Ltd., incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K filed December 13, 2005

10.83 Common Stock Purchase Warrant, dated as of December 13, 2005, incorporated by reference to Exhibit 99.3 to the Registrant's Form 8-K filed December 13, 2005.

10.84 Subsidiary Guaranty, dated as of December 13, 2005, executed by the wholly-owned subsidiaries of Tarpon Industries, Inc., incorporated by reference to Exhibit 99.4 to the Registrant's Form 8-K filed December 13, 2005.

10.85 Stock Pledge Agreement, dated as of December 13, 2005, incorporated by reference to Exhibit 99.5 to the Registrant's Form 8-K filed December 13, 2005.

10.86 Master Security Agreement, dated as of December 13, 2005, incorporated by reference to Exhibit 99.6 to the Registrant's Form 8-K filed December 13, 2005.

10.87 Registration Rights Agreement, dated as of December 13, 2005, by Tarpon Industries, Inc. in favor of Laurus Master Fund, Ltd., incorporated by reference to Exhibit 99.7 to the Registrant's Form 8-K filed December 13, 2005.

10.88 Grant of Security Interest in Trademarks, dated as of December 13, 2005, by Tarpon Industries, Inc. in favor of Laurus Master Fund, Ltd., incorporated by reference to Exhibit 99.8 to the Registrant's Form 8-K filed December 13, 2005.

10.89 First Amendment to Loan Agreement and Reaffirmation of Guarantee, dated December 13, 2005, by and between Steelbank Tubular, Inc. and ABN AMRO Bank, N.V., Canada Branch, and reaffirmed by Tarpon Industries, Inc., incorporated by reference to Exhibit 99.9 to the Registrant's Form 8-K filed December 13, 2005.

10.90 Second Amendment to Loan Agreement and Reaffirmation of Guaranty, dated December 13, 2005, by and between Eugene Welding Co. and LaSalle Bank Midwest N.A., and reaffirmed by Tarpon Industries, Inc., incorporated by reference to Exhibit 99.10 to the Registrant's Form 8-K filed December 13, 2005.

10.91 Security Agreement, dated December 13, 2005, by and between Tarpon Industries, Inc. and LaSalle Bank Midwest N.A., incorporated by reference to Exhibit 99.11 to the Registrant's Form 8-K filed December 13, 2005.

10.92 Subordination Agreement, dated December 13, 2005, by and between LaSalle Bank Midwest N.A. and ABN AMRO Bank, N.V., Canada Branch, and consented to by Tarpon Industries, Inc. and its subsidiaries, incorporated by reference to Exhibit 99.12 to the Registrant's Form 8-K filed December 13, 2005.

10.93 Director Compensation Plan adopted by the Board of Directors on February 6, 2006, incorporated by reference to Registrant's Form 8-K filed February 9, 2006.

10.94 Agreement dated March 20, 2006 between Agellan Investments and Steelbank Tubular, Inc. for the sale and leaseback of its Mississauga, Ontario, incorporated by reference to Exhibit 99.2 of the Registrant's report on Form 8-K dated March 20, 2006.

10.95 Asset Purchase Agreement dated as of April 4, 2006 by and among J And J Tube, Inc., Ken Jimerson, Kevin Jimmerson, and J And J Acquisition Corp., incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K filed April 6, 2006.

10.96 Employment Agreement dated April 26, 2006 between Tarpon Industries, Inc. and James W. Bradshaw, incorporated by reference to Exhibit 99.3 to the Registrant's Form 8-K filed April 27, 2006.

10.97 Employment Agreement dated June 7, 2006 between Tarpon Industries, Inc. and J. Stanley Baumgartner, Jr., incorporated by reference to
          Exhibit 99.1 to the Registrant's Form 8-K filed June 9, 2006.

10.98 Agency Agreement dated August 15, 2006 between Tarpon Industries, Inc. and Joseph Gunnar & Co., Ltd.

10.99 Letter Agreement by and between Tarpon Industries, Inc. and Laurus Master Fund, Ltd. dated February 28, 2007 incorporated by reference to
          Exhibit 99.1 to the Registrant's Form 8-K filed March 6, 2007.

10.100 Amendment dated March 20, 2007 by and between Tarpon Industries, Inc. and Laurus Master Fund, Ltd. incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K filed March 26, 2007.

10.101 Commitment Letter dated March 20, 2007 by and among Tarpon Industries, Inc., LaSalle Bank Midwest N.A. and LaSalle Business Credit, a Division of ABN AMRO Bank, N.V. incorporated by reference to Exhibit
          99.2 to the Registrant's Form 8-K filed March 26, 2007.

10.102 Fourth Amendment to Loan and Reaffirmation of Guaranty by and among LaSalle Bank Midwest, N.A., Eugene Welding Company, Inc. and Tarpon Industries, Inc. dated March 30, 2007 incorporated by reference to the Registrant's Form 8-K filed April 2, 2007.

10.103 Financing Agreement, dated as of June 14, 2007, by and among Tarpon Industries, Inc. and Investors including High Capital Funding, LLC incorporated by reference to the Registrant's Form 8-K filed June 22, 2007.

10.104 Forbearance Agreement, dated as of June 18, 2007, by and among LaSalle Bank Midwest N.A., LaSalle Business Credit, a division of ABN AMRO Bank, N.V., Canada Branch, Eugene Welding Co. and Steelbank Tubular Inc., incorporated by reference to the Registrant's Form 8-K filed June 22, 2007.

10.105 Subordination Agreement, dated as of June 18, 2007, by and among LaSalle Bank Midwest N.A., LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch, High Capital Funding, LLC, and other investors, incorporated by reference to the Registrant's Form 8-K filed June 22, 2007.

10.106 Subordination Agreement, dated as of June 18, 2007, by and among Laurus Master Fund, Ltd., High Capital Funding, LLC and other investors, incorporated by reference to the Registrant's Form 8-K filed June 22, 2007.

10.107 Exclusive Consulting Agreement, dated as of August 3, 2007, by and between Dr. Jean R. Fuselier, Sr., and Tarpon Industries, Inc., incorporated by reference to the Registrant's Form 8-K filed August 7, 2007.

10.108 Exclusive Definitive Agreement, dated as of August 3, 2007, by and between Fuselier Holding, LLC and Tarpon Industries, Inc., incorporated by reference to the Registrant's Form 8-K filed August 7, 2007.

10.109 Amended and Restated Master Security Agreement, dated as of December 13, 2005, as amended and restated as of August 9, 2007, by and among

          Tarpon Industries, Inc. and certain of its subsidiaries, and Laurus Master Fund, Ltd., incorporated by reference to the Registrant's Form 8-K filed August 14, 2007.

10.110 Amended and Restated Stock Pledge Agreement, dated as of December 13, 2005, and amended and restated as of August 8, 2007 among Laurus Master Fund, Ltd., Tarpon Industries, Inc., and each of the additional signatories, incorporated by reference to the Registrant's Form 8-K filed August 14, 2007.

10.111 Amended And Restated Subsidiary Guaranty, dated as of December 13, 2005, as amended and restated as of August 9, 2007, incorporated by reference to the Registrant's Form 8-K filed August 14, 2007.

10.112 Trademark Security Agreement, dated as of August 9, 2007 by Steelbank Tubular Inc., in favor of Laurus Master Fund, Ltd., incorporated by reference to the Registrant's Form 8-K filed August 14, 2007.

10.113 Registration Rights Agreement, dated as of August 9, 2007, by and between Tarpon Industries, Inc. and Laurus Master Fund, Ltd. incorporated by reference to the Registrant's Form 8-K filed August 14, 2007

10.114 $10,000,000 Secured Revolving Note, by each of Tarpon Industries, Inc. and its subsidiaries in favor of Laurus Master Fund, Ltd., incorporated by reference to the Registrant's Form 8-K filed August 14, 2007.

10.115 $1,700,000 Secured Term Note A, by each of Tarpon Industries, Inc. and its subsidiaries in favor of Laurus Master Fund, Ltd., incorporated by reference to the Registrant's Form 8-K filed August 14, 2007.

10.116 $1,700,000 Secured Term Note B by each of Tarpon Industries, Inc. and its subsidiaries in favor of Laurus Master Fund, Ltd., incorporated by reference to the Registrant's Form 8-K filed August 14, 2007.

10.117 Grant Of Security Interest In Patents and Trademarks, effected as of August 9, 2007, by Eugene Welding Co., in favor of Laurus Master Fund, Ltd., incorporated by reference to the Registrant's Form 8-K filed August 14, 2007.

10.118 Warrant to purchase up to 2,300,000 Shares of Common Stock of Tarpon Industries, Inc., issued August 9, 2007, incorporated by reference to the Registrant's Form 8-K filed August 14, 2007.

10.119 Warrant to purchase up to 2,300,000 Shares of Common Stock of Tarpon Industries, Inc., issued August 9, 2007, incorporated by reference to the Registrant's Form 8-K filed August 14, 2007.

10.120 Security Agreement, dated as of August 9, 2007, by and among Laurus Master Fund, Ltd., Tarpon Industries, Inc., and each signatory party, incorporated by reference to the Registrant's Form 8-K filed August 14, 2007

16.1 Letter from Grant Thornton dated September 13, 2006, incorporated by reference to Exhibit 99.2 to the Registrant Form 8-K filed September 13, 2006.

16.2 Letter from Grant Thornton dated November 27, 2006, incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K filed November 28, 2006.

21.1      Subsidiaries of Tarpon Industries,  Inc.  incorporated by reference to
          Exhibit 21.1 of the Registrant's report on Form 10-K dated March 31, 2006

23.1 Consent of Ruskin Moscou Faltischek, P.C. (incorporated into Exhibit 5.1) to be filed by amendment.

23.2      Consent of Rehmann Robson

23.3      Consent of Grant Thornton, LLP

24.1      Power of Attorney (part of signature page)

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the reference to our firm under the caption "Experts" and to the use of our report dated April 23, 2007 with respect to the consolidated financial statements of Tarpon Industries, Inc. and Subsidiaries in this Registration Statement on Form S-1 and related prospectus of Tarpon Industries, Inc., and Subsidiaries.

                                            /s/  Rehmann Robson





Troy, Michigan
October 10, 2007

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We have issued our report dated March 29, 2006 accompanying the consolidated financial statements and schedule of Tarpon Industries, Inc. and subsidiaries ("the Company") (which report expressed an unqualified opinion and contains an explanatory paragraph relating to substantial doubt and the Company's ability to continue as a going concern) contained in the Registration Statement on Form S-1 and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."


/s/ Grant Thornton LLP



Southfield, Michigan
October 10, 2007

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have issued our report dated April 1, 2005 accompanying the consolidated financial statements and schedule of Eugene Welding Co. ("the Company") contained in the Registration Statement on Form S-1 and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."

/s/ Grant Thornton LLP


Southfield, Michigan
October 10, 2007